As filed with the Securities and Exchange Commission on June 9, 2008
Registration No. 333-150007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Energy Recovery, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	3559	01-0616867
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1908 Doolittle Drive
San Leandro, CA 94577
(510) 483-7370
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

G.G. Pique
President and Chief Executive Officer
1908 Doolittle Drive
San Leandro, CA 94577
(510) 483-7370
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen J. Schrader Jenny C. Yeh Baker & McKenzie LLP Two Embarcadero Center, 11th Floor San Francisco, CA 94111 Telephone: (415) 576-3000 Facsimile: (415) 576-3099	Alan F. Denenberg Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 Telephone: (650) 752-2000 Facsimile: (650) 752-2111

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
    (Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Price(1)(2)	Registration Fee(3)
Common Stock, $0.001 par value	$175,000,000	$6,877.50

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes additional shares that the underwriters have the option to purchase.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchanges
Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 9, 2008

           Shares

Energy Recovery, Inc.

Common Stock

This is the initial public offering of our common stock. We are selling           shares of common stock, and the selling stockholders named in this prospectus are selling           shares of common stock. We will not receive any proceeds from the shares of common stock sold by the selling stockholders. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $      and $      per share. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “ERII.”

The underwriters have an option to purchase a maximum of           additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

	Per Share	Total

Price to Public	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to ERI	$	$
Proceeds to Selling Stockholders	$	$

The underwriters expect to deliver the shares to purchasers on or about          , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Citi	Credit Suisse

  The date of this prospectus is          , 2008

Vessel Bearing Plate
Ceramic Endcap
Ceramic Sleeve
Ceramic Endcap
Vessel Seal Plate
Ceramic Rotor
Seal Area
Pressure Vessel

ERI
ENERGY RECOVERY INC

Making Desalination Affordable℠

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Corporate Information

We incorporated in Virginia in April 1992 and reincorporated in Delaware in March 2001. Our principal executive offices are located at 1908 Doolittle Drive, San Leandro, California 94577. Our telephone number is (510) 483-7370. Our website address is www.energyrecovery.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

“ERI,” the ERI logo, “Making Desalination Affordable,” “PX Pressure Exchanger,” “PX” and other trademarks or service marks of ERI appearing in this prospectus are the property of ERI. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Industry and Market Data

This prospectus includes market and industry data and forecasts that we obtained from internal research, publicly available information and industry publications and surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Unless otherwise noted, statements as to our market position relative to our competitors are approximated and based on the above-mentioned third-party data and internal analysis and estimates as of the date of this prospectus. Although we believe the industry and market data and statements as to market position to be reliable as of the date of this prospectus, we have not independently verified this information and it could prove inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from sources cited herein.

Dealer Prospectus Delivery Obligation

Until          , 2008 (25 days after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and the related notes, and our risk factors beginning on page 7, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, the terms “ERI,” “the Company,” “we,” “us” and “our” in this prospectus refer to Energy Recovery, Inc. and its consolidated subsidiaries.

Our Business

We are a leading global developer and manufacturer of highly efficient energy recovery devices utilized in the rapidly growing water desalination industry. We operate primarily in the sea water reverse osmosis, or SWRO, segment of the industry. In the SWRO process, high pressure is used to drive sea water through filtering membranes to produce fresh water. Energy recovery devices have increased the cost-competitiveness of SWRO desalination compared to other means of fresh water supply and have enabled the ongoing rapid growth of the SWRO segment of the desalination industry worldwide. Our primary product, the PX Pressure Exchanger, or PX, helps optimize the energy intensive SWRO process by recapturing and recycling up to 98% of the energy in the high pressure reject stream, thereby reducing SWRO energy consumption by an estimated 60% as compared to the same process without any energy recovery devices.

We believe that the proven benefits of our proprietary technology have made us a leader in the SWRO energy recovery market due to the following:

•	up to 98% energy recovery efficiency;

•	proprietary design employing only one moving part;

•	corrosion resistant, highly durable ceramic composition;

•	smaller footprint, modular design and system redundancy; and

•	lower life cycle cost versus competitors.

The PX device uses a corrosion resistant ceramic rotor to recapture and recycle the energy that otherwise would have been lost in the reject stream of the SWRO process and applies it to the low pressure incoming sea water. The PX device has been installed in over 300 desalination plants and specified in plant designs by over 60 original equipment manufacturers, or OEMs, and engineering, procurement and construction, or EPC, firms worldwide. We estimate that PX devices shipped as of December 31, 2007 reduce electricity consumption in SWRO desalination plants in the aggregate by approximately 300 megawatts relative to comparable plants with no energy recovery devices. Assuming a rate of $0.08 per kilowatt-hour, the deployment of PX devices in these plants would result in annual electricity cost savings of approximately $210 million in the aggregate, which would equate to a reduction in carbon dioxide emissions of approximately 1.5 million tons per year.

As of March 31, 2008, we had shipped over 4,000 PX devices to desalination plants worldwide, including in China, Europe, India, Australia, Africa, the Middle East, North America and the Caribbean. Our annual net revenue grew from $4.0 million in 2003 to $35.4 million in 2007. For the three months ended March 31, 2008, our net revenue was $9.1 million.

We design, manufacture and sell various models of the PX device to serve a range of SWRO process flow rates for various plant designs and sizes. With respect to large desalination plants (greater than 50,000 cubic meters, or 13.2 million gallons, per day capacity), we sell our products to international EPCs, and with respect to smaller desalination facilities (fewer than 50,000 cubic meters per day capacity) we sell our products to OEMs for installation in hotels, power plants and municipal facilities. Our successful market penetration has resulted in a rapidly increasing installed base of PX devices globally, which we expect to lead to aftermarket part replacement and service opportunities. We also manufacture a line of booster pumps for use in conjunction with some models of the PX device.

Our research, development and manufacturing facility is located in the San Francisco Bay technology corridor, and we have direct sales offices and technical support centers in many key desalination markets, including Madrid, Dubai, Shanghai and Fort Lauderdale.

Industry Opportunity

The demand for fresh water continues to grow, driven by the need for drinking water to satisfy the world’s growing population, changing weather patterns, an increasing need for water for agriculture and industry and the concentration of populations in urban areas that lack sufficient fresh water resources. The United Nations Population Fund expects the global consumption of water to double every 20 years. A study conducted by the International Water Management Institute projects that by 2025, 33% of the population of the developing world will face severe water shortages. The uneven geographic distribution of fresh water supplies compounds this problem.

The two basic processes used to desalinate sea water are thermal, or distillation, and more recently, SWRO. The most significant operating cost component for either process is energy consumption. Thermal desalination technology is highly energy inefficient and is mainly used in the Middle East where energy costs are low. Until approximately 15 years ago SWRO was also energy inefficient, in part because of the loss of energy associated with the high-pressure reject stream. Today, however, the energy cost of the SWRO process is 50% less than that of the traditional thermal desalination process due to the incorporation of energy recovery devices, including our PX device, and improved membranes.

The significant reduction in operating costs related to energy has made the SWRO desalination industry in which we compete the fastest growing segment of the desalination industry. According to Global Water Intelligence, or GWI, due to the use of SWRO technology, the cost of producing a cubic meter of fresh water from sea water, which averaged approximately $10 per cubic meter in the mid-1960’s, had dropped to as low as $0.46 per cubic meter by 2005. As a result, the share of total new contracted sea water desalination capacity using SWRO has increased from 42% in 1999 to approximately 71% in 2006.

Desalination has become an economically attractive alternative in many coastal regions or other locations near a salt water source where fresh water sources are becoming increasingly stressed. According to the February/March 2008 issue of International Desalination & Water Reuse Quarterly, there are approximately 14,000 desalination plants worldwide. GWI estimates that as of December 31, 2005, there were 39.9 million cubic meters per day of installed capacity, and that the growth in the market for new total desalination capacity should increase by approximately 13% per year from 2005 to 2015. We expect SWRO’s share of new total desalination capacity to grow in excess of the overall industry growth rate, particularly due to higher energy costs experienced over the past few years.

We are active in the fastest growing markets for desalination, which include China, Algeria, Australia and India. According to GWI projections, these markets are expected to grow at least 20% per year from 2005 to 2015. Other significant markets include the Middle East, North America, the Caribbean and Europe. Additionally, our PX device is currently specified in the pilot test facility for the proposed Carlsbad, California plant, which, if constructed, is expected to be the largest SWRO plant then operating in the United States. We understand that the proposed Carlsbad, California desalination plant is in the final stages of its permit procurement process and construction is expected to begin once all permits have been obtained.

Our Strengths

•	Unique and efficient product. We manufacture the only commercially available rotary isobaric energy recovery device, which we believe is more effective at recovering and recycling energy than any other commercially available energy recovery device. The PX device incorporates highly-engineered corrosion resistant ceramic parts that require minimal maintenance, and a modular design that allows for system redundancy resulting in minimal plant shutdowns. Our rotary device has only one moving part and a continuous flow design, which complements the continuous flow of the SWRO process. We believe these unique benefits lead to lower life cycle costs than competing products.

•	Leading position in a rapidly growing industry. The combination of decreasing fresh water supplies, increasing fresh water demand and declining SWRO desalination costs is driving growth in the SWRO desalination industry. SWRO is the fastest growing segment of the desalination market, and we believe we are the largest global supplier of energy recovery devices for SWRO plants exceeding a capacity of 15,000 cubic meters per day. For example, in the last five years we believe that our PX product was selected for a significant majority of new SWRO plants commissioned in China, one of the fastest growing desalination markets.

•	Rapid growth. Our net revenue increased from $4.0 million in 2003 to $35.4 million in 2007, representing a compound annual growth rate of 72%, driven by the rapid growth of the SWRO desalination industry and our increased penetration of this market. Our sales growth has enabled us to leverage our existing manufacturing cost base in order to achieve cost synergies and improved utilization, and to develop new products to provide additional cost and performance advantages.

•	High barriers to entry. Historically, there has been a slow adoption rate for new technologies in the desalination industry. We have spent the last 11 years penetrating the market and establishing our company and products with major industry participants. We also have U.S. and international patents covering specific design features of the PX device, and have developed significant know-how related to ceramic processing methods essential to the manufacturing, reliability and performance of the PX device.

•	Diversified international blue chip customer base. Currently, most of our revenue is generated by sales to large EPCs. Three EPC customers accounted for 56% of our net revenue in 2007 and one customer accounted for 49% of our net revenue in the first quarter of 2008. As of March 31, 2008, our products had been specified in plant designs by over 60 OEMs and EPCs worldwide and have sold PX devices to approximately 250 other customers, including small and mid-tier OEMs, hotel operators, power plants and municipalities.

•	Strong, experienced management team. Our senior management team has significant industry experience in the design, construction and operation of SWRO desalination plants and the filtration industry. Our chief executive officer, G.G. Pique, joined us in 2000 after serving for seven years as the group vice president Latin America of US Filter Corporation (subsequently acquired by Vivendi) and has over 30 years of experience in the water treatment industry.

Our Strategy

•	Increase market penetration. We actively work with EPCs and OEMs to specify the PX device in the designs of their SWRO desalination plants. To further our market penetration, we are also expanding our existing sales channels through new strategic hires and by increasing our product offerings, and are continuing to increase the awareness of our technology through technical papers, trade shows, industry publications and trade association memberships.

•	Continue to broaden our product portfolio. We are developing new products that we expect will continue to grow our market share and meet the increasing demands of our clients. As the SWRO market moves towards increasingly larger desalination plants, we are developing products such as the PX-1200 Titan, which are designed to address these larger volume plants. For customers who are more sensitive to up-front costs and who operate smaller plants, we are developing the Comp PX. We also intend to expand our product portfolio to include additional circulation/booster pumps and a bundled, turnkey energy recovery system solution that would include both a PX device and pump.

•	Increase our aftermarket sales. Over time, components of our PX device will need to be repaired or replaced. Thus, as our installed base of PX devices ages and the number of installed units increases, we expect aftermarket sales of replacement PX parts and services to increase.

•	Capitalize on growth opportunities in alternative power and other emerging sectors. We are diversifying our energy recovery offerings to capitalize on growth opportunities in emerging sectors. For example, osmotic power generation will utilize a process similar to that of SWRO and is a clean, alternate source of power currently under development. We are currently in discussions with a European utility company that is designing an osmotic power pilot test facility that may use our PX technology. In addition, our PX device could potentially be applied in any process that has a high-pressure waste stream.

Risk Factors

You should carefully consider the risks described under “Risk Factors” and elsewhere in this prospectus. These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment. Some of these risks include:

•	Our reliance on the sale of our PX devices for almost all of our revenue;

•	Delays or postponements in the construction of desalination plants;

•	Fluctuations in demand, adoption, sales cycles and pricing levels for our products and services;

•	Changes in customers’ budgets for desalination plants and the timing of their purchasing decisions; and

•	Our ability to develop and introduce in a timely manner new products and product enhancements that meet customer demand and requirements.

THE OFFERING

Common stock offered by ERI	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds by us	We intend to use the net proceeds to us of $ million from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire other businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	ERII

The number of shares of our common stock to be outstanding after this offering is based on 39,838,908 shares of our common stock outstanding as of March 31, 2008, and excludes:

•	1,333,308 shares of common stock issuable upon exercise of options outstanding as of March 31, 2008, at a weighted average exercise price of $2.54 per share;

•	2,074,122 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2008, at a weighted average exercise price of $0.52 per share;

•	4,167 shares of common stock that have been exercised pursuant to options but not yet vested as of March 31, 2008;

•	5,625 shares of common stock reserved as of March 31, 2008 for future grant under our 2002 Stock Option/Stock Issuance Plan;

•	8,709 shares of common stock reserved as of March 31, 2008 for future grant under our 2004 Stock Option/Stock Issuance Plan;

•	37,567 shares of common stock reserved as of March 31, 2008 for future grant under our 2006 Stock Option/Stock Issuance Plan; and

•	1,000,000 shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan which will become effective immediately prior to the effectiveness of this offering, of which 860,000 shares have been approved for issuance at an exercise price equal to the initial public offering price upon the effectiveness of this offering.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated financial data for our business. You should read this summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus. The summary financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus. The summary consolidated statements of operations data for each of the three years in the periods ended December 31, 2007, 2006 and 2005 is derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2008 and 2007 and the consolidated balance sheet data at March 31, 2008 are derived from our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future and results for the three months ended March 31, 2008 are not necessarily indicative of results to be expected for the full year. The amounts below are in thousands, except per share data.

			Years Ended
	Three Months Ended March 31,		December 31,
	2008(1)	2007(1)	2007(1)	2006(1)	2005
	(unaudited)

Consolidated Statement of Operations Data:
Net revenue	$9,120	$7,139	$35,414	$20,058	$10,689
Cost of revenue(2)	3,674	2,854	14,852	8,131	4,685

Gross profit	5,446	4,285	20,562	11,927	6,004
Operating expenses:
Sales and marketing(2)	1,343	1,191	5,230	3,648	1,779
General and administrative(2)	2,661	773	4,299	3,372	2,458
Research and development(2)	509	389	1,705	1,267	630

Total operating expenses	4,513	2,353	11,234	8,287	4,867

Income from operations	933	1,932	9,328	3,640	1,137
Other income (expense):
Interest expense	(21)	(17)	(105)	(77)	(216)
Interest and other income	647	14	517	58	35

Income before provision for income taxes	1,559	1,929	9,740	3,621	956
Provision for income taxes	612	810	3,947	1,239	62

Net income	$947	$1,119	$5,793	$2,382	$894

Earnings per share—basic	$0.02	$0.03	$0.15	$0.06	$0.02
Earnings per share—diluted	$0.02	$0.03	$0.14	$0.06	$0.02
Number of shares used in per share calculations:
Basic	39,804	38,271	39,060	38,018	36,790
Diluted	42,196	40,508	41,433	40,244	38,454

	March 31, 2008
	Actual	As Adjusted(3)
	(unaudited, in thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$1,901
Total assets	32,314
Long-term liabilities	568
Total liabilities	10,556
Total stockholders’ equity	21,758

(1)	Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123(R), using the prospective transition method, which requires the application of the provisions of SFAS 123(R) only to share-based payment awards granted, modified, repurchased or cancelled on or after the modification date. Under this method, we recognize stock-based compensation expense for all share-based payment awards granted after December 31, 2005 in accordance with SFAS 123(R).

(2)	Includes employee and non-employee stock-based compensation as follows (in thousands):

	Three Months Ended		Years Ended
	March 31,		December 31,
	2008	2007	2007	2006	2005
	(unaudited)

Cost of revenue	$24	$25	$117	$143	$88
Sales and marketing	74	71	372	310	86
General and administrative	90	106	388	428	731
Research and development	33	35	159	183	98

Total stock-based compensation	$221	$237	$1,036	$1,064	$1,003

(3)	As adjusted to reflect the issuance of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the mid-point of the price range listed on the cover page of this prospectus. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, as applicable, the amount of cash, cash equivalents and short-term investments, total assets and total stockholders’ equity by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before making a decision to buy our common stock. If any of the following risks materializes, our business, financial condition and results of operations could be harmed. Consequently, the trading price of our common stock could decline, and you may lose all or part of your investment. Before deciding to purchase any shares of our common stock, you should also refer to the other information contained in this prospectus, including “Forward-Looking Statements” and our consolidated financial statements and the related notes.

Risks Related to Our Business and Industry

We have relied and expect to continue to rely on sales of our PX devices for almost all of our revenue and a decline in sales of these products will cause our revenue to decline.

Our primary product is the PX device, and sales of our PX device historically have accounted for almost 100% of our revenue. While we sell a variety of models of the PX device depending on the design of the desalination plant and its desired output, all of our models rely on the same basic technology we have developed over the past 11 years. We expect that the revenue from our PX devices will continue to account for most of our revenue for the foreseeable future. Any factors adversely affecting the demand for the PX device, including competition, customer spending and industry regulations, would cause a significant decline in our revenue. Some of the factors that may affect sales of our PX device may be out of our control.

We depend on the construction of new desalination plants for revenue, and as a result, our operating results have experienced, and may continue to experience, significant variability due to volatility in capital spending and other factors affecting the water desalination industry.

The demand for our products may decrease if the construction of desalination plants declines. We derive substantially all of our revenue from the sale of products and services, directly or indirectly, to the municipal water supply, hotel and resort, and agricultural industries. Construction of desalination plants and subsequent installation of our products may be deferred or cancelled as a result of many factors, including changing governmental regulations, energy costs and reduced energy conservation capital spending. For instance, desalination projects on islands are often delayed due to unpredictable weather patterns. In addition, a significant amount of revenue generated by our original equipment manufacturer, or OEM, customers is dependent on long-term relationships, which are not always supported by long-term contracts. This revenue is particularly susceptible to variability based on changes in the spending patterns of such OEM customers. We have experienced and may in the future experience significant variability in our revenue, on both an annual and a quarterly basis, as a result of these factors. Pronounced variability or an extended period of reduction in spending by our customers and construction of desalination plants could negatively impact our business and make it difficult for us to accurately forecast our future sales, which could lead to increased spending by us that is not matched with equivalent or higher revenue.

New planned sea water reverse osmosis, or SWRO, projects can be cancelled and/or delayed, and cancellations and/or delays may negatively impact our revenue.

Due to delays in, or failure to obtain the approval of or permitting for, plant construction because of political factors, adverse financing conditions or other factors, especially in countries with political unrest, planned SWRO projects can be cancelled or delayed. Even though we may have a signed contract to produce a certain number of PX devices by a certain date, if a customer requests a delay of shipment and we accordingly delay shipment of our PX devices, our results of operations and revenue will be negatively impacted.

We rely on a limited number of engineering, procurement and construction, or EPC, customers for a large portion of our revenue. If our EPC customers cancel their commitments or do not purchase our products in connection with future projects, our revenue could significantly decrease, which would adversely affect our financial condition and future growth.

A limited number of our EPC customers accounts for a substantial portion of our net revenue. One EPC customer accounted for approximately 49% of our net revenue and two EPC customers accounted for approximately 48% of our net revenue for the three months ended March 31, 2008 and March 31, 2007, respectively. Specifically, Geida and its affiliated entities, accounted for approximately 49% of our net revenue for the three months ended March 31, 2008 and Inima Servicios and Geida and its affiliated entities accounted for approximately 26% and 22% of our net revenue, respectively, for the three months ended March 31, 2007. In 2007, three EPC customers, including their affiliated entities, accounted for 56%

of our net revenue, and in 2006, two EPC customers, including their affiliated entities, accounted for 29% of our net revenue. Specifically, Acciona Water, Geida and its affiliated entities and Doosan Heavy Industries represented approximately 20%, 23% and 13% of our net revenue in 2007, respectively, and GE Ionics and Geida and its affiliated entities accounted for approximately 18% and 11% of our net revenue in 2006, respectively. We do not have long-term contracts with our EPC customers and instead sell to them on a purchase order basis or under individual stand alone contracts. If our EPC customers reduce their purchases, our projected revenue will significantly decrease, which will adversely affect our financial condition and future growth. If one of our EPC customers delays or cancels one or more of its projects or if it fails to pay amounts due to us or delays its payments, our revenue or operating results could be negatively affected. There is a limited number of EPCs who are involved in the desalination industry. Thus, if one of our EPC customers decides not to continue to use our energy recovery devices in its future projects, we may not be able replace such a lost customer with another EPC customer and our net revenue would be negatively affected.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. Due to the fact that a single order for our PX devices for a particular desalination plant may represent significant revenue, we have experienced significant fluctuations in revenue from quarter to quarter, and we expect such fluctuations to continue. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock would likely decline substantially.

In addition, factors that may affect our operating results include, among others:

•	fluctuations in demand, adoption, sales cycles and pricing levels for our products and services;

•	the cyclical nature of SWRO plant construction, which typically reflects a seasonal increase in shipments of PX devices in the fourth quarter;

•	changes in customers’ budgets for desalination plants and the timing of their purchasing decisions;

•	delays or postponements in the construction of desalination plants;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer demand, certification requirements and technical requirements;

•	the ability of our customers to obtain other key components of a plant such as high pressure pumps or membranes;

•	our ability to implement scalable internal systems for reporting, order processing, product delivery, purchasing, billing and general accounting, among other functions;

•	unpredictability of governmental regulations and political decision-making as to the approval or building of a desalination plant;

•	our ability to control costs, including our operating expenses;

•	our ability to purchase key PX components, principally ceramics, from third party suppliers;

•	our ability to compete against other companies that offer energy recovery solutions;

•	our ability to attract and retain highly skilled employees, particularly those with relevant industry experience; and

•	general economic conditions in our domestic and international markets.

If we are unable to collect unbilled receivables, our operating results will be adversely affected.

Our customer contracts generally contain holdback provisions pursuant to which the final installments to be paid under such sales contracts are due up to 24 months after the product has been shipped to the customer and revenue has been recognized. Typically, between 10 and 20 percent, and in some instances up to 30 percent, of the revenue we receive pursuant to our customer contracts are subject to such holdback provisions and are accounted for as unbilled receivables until we deliver invoices for payment. As of March 31, 2008, we had approximately $4.7 million of current unbilled receivables and approximately $2.4 million of non-current unbilled receivables. If we are unable to invoice and collect, or if our customers fail to make payments due under our sales contracts, our results of operations will be adversely affected.

If we lose key personnel upon whom we are dependent, we may not be able to execute our strategies. Our ability to increase our revenue will depend on hiring highly skilled professionals with industry-specific experience, particularly given the unique and complex nature of our devices.

Given the specialized nature of our business, we must hire highly skilled professionals with industry-specific experience. Our ability to successfully grow depends on recruiting skilled and experienced employees. We often compete with larger, better known companies for talented employees. Also, retention of key employees, such as our chief executive officer, who has over 30 years of experience in the water treatment industry, is vital to the successful execution of our growth strategies. Our failure to retain existing or attract future key personnel could harm our business.

The success of our business depends in part on our ability to develop new products and services and increase the functionality of our current products.

Since 2004, we have invested over $3 million in research and development costs associated with our PX products. From time to time, our customers have expressed a need for greater processing efficiency. In response, and as part of our strategy to enhance our energy recovery solutions and grow our business, we plan to continue to make substantial investments in the research and development of new technologies. For instance, we are in the process of developing the PX-1200 Titan as a product for use in increasingly larger desalination plants. While this product has the potential to provide greater capacity, it will be priced higher and may not perform as well as our other PX devices. It is possible that potential customers may not accept the new pricing structure. It is also possible that the release of this product may be delayed if testing reveals unexpected flaws. Our future success will depend in part on our ability to continue to design and manufacture new products, to enhance our existing products and to provide new value-added services. We may experience unforeseen problems in the performance of our existing and new technologies or products. Furthermore, we may not achieve market acceptance of our new products and solutions. If we are unable to develop competitive new products, or if the market does not accept such products, our business and results of operations will be adversely affected.

Our revenue and growth model depend upon the continued viability and growth of the SWRO industry using current technology.

If there is a downturn in the SWRO industry, our sales would be directly and adversely impacted. In addition, changes in SWRO technology could reduce the demand for our devices. For example, a reduction in the operating pressure used in SWRO plants could reduce the need for and viability of our energy recovery devices. Membrane manufacturers are actively working on lower pressure membranes for SWRO that could potentially be used on a large scale to desalinate sea water at a much lower pressure than is currently necessary. Similarly, an increase in the recovery rate would reduce the number of energy recovery devices required and would reduce the demand for our product. Any of these changes would adversely impact our revenue and growth.

The durable nature of the PX device may reduce potential aftermarket revenue opportunities.

Our PX devices utilize ceramic components that have to date demonstrated high durability, high corrosion resistance and long life in SWRO applications. Because most of our PX devices have only been installed for several years, it is difficult to accurately predict their performance or endurance over a longer period of time. Accordingly, our value proposition to customers may not be fulfilled and our opportunity to sell replacement components or units may be limited.

Our sales cycle can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate.

Our sales efforts involve substantial education of our current and prospective customers about the use and benefits of our PX products. This education process can be extremely time consuming and typically involves a significant product evaluation process. While the sales cycle for our OEM customers, who are involved with smaller desalination plants, averages one to three months, the average sales cycle for our international EPC customers, who are involved with larger desalination plants, ranges from six to 16 months and has, in some cases, extended up to 24 months. Most of our EPC customers are located internationally or are themselves governmental entities. In addition, these customers generally must make a significant commitment of resources to test and evaluate our technologies. As a result, our sales process involving these customers is often subject to delays associated with lengthy approval processes that typically accompany the design, testing and adoption of new, technologically complex products. This long sales cycle makes quarter-by-quarter revenue predictions difficult and results in our investing significant resources well in advance of orders for our products.

Since a significant portion of our annual sales typically occurs during the fourth quarter, any delays could affect our annual revenue and operating results.

A significant portion of our annual sales typically occurs during the fourth quarter, which we believe generally reflects EPC customer buying patterns. Any delays or cancellation of expected sales during the fourth quarter would reduce our quarterly and annual revenue from what we anticipated. Such a reduction might cause our quarterly and annual revenue or quarterly and annual operating results to fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, causing the price of our common stock to decline.

We depend on three vendors for our supply of ceramics, which is a key component of our products. If any of our ceramics vendors cancels its commitments or is unable to meet our demand and/or requirements, our business could be harmed.

We rely on a limited number of vendors to produce the ceramics used in our products. For the three months ended March 31, 2008, three suppliers represented approximately 60% of our total purchases, and for the three months ended March 31, 2007, three suppliers represented approximately 56% of our purchases. For the years ended December 31, 2007, 2006 and 2005, our three ceramics suppliers represented approximately 56%, 59% and 47%, respectively, of our total purchases. From time to time our demand has grown faster than the supply capabilities of these vendors. If any of our suppliers were to cancel or materially change its commitment with us or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose customer orders, be unable to develop or sell our products cost-effectively or on a timely basis, if at all, and have significantly decreased revenue, which would harm our business, operating results and financial condition. We are currently in the process of qualifying a fourth supplier of ceramics. However, our qualification process is rigorous and there is no assurance that such additional supplier will be approved as a qualifying supplier. If we are unable to qualify this additional supplier, we may be exposed to increased risk of supply chain disruption and capacity shortages.

We depend on a single supplier for our supply of stainless steel castings. If our supplier is not able to meet our demand and/or requirements, it could harm our business.

We rely on a single foundry to produce all of our stainless steel castings for use in our PX products. Our reliance on a single manufacturer of stainless steel castings involves a number of significant risks, including reduced control over delivery schedules, quality assurance, manufacturing yields, production costs and lack of guaranteed production capacity or product supply. We do not have a long term supply agreement with our supplier and instead secure manufacturing availability on a purchase order basis. Our supplier has no obligation to supply products to us for any specific period, in any specific quantity or at any specific price, except as set forth in a particular purchase order. Our requirements represent a small portion of the total production capacities of our supplier and our supplier may reallocate capacity to other customers, even during periods of high demand for our products. We have in the past experienced and may in the future experience quality control issues and delivery delays with our supplier due to factors such as high industry demand or the inability of our vendor to consistently meet our quality or delivery requirements. If our supplier were to cancel or materially change its commitment with us or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders, be unable to develop or sell our products cost-effectively or on a timely basis, if at all, and have significantly decreased revenue, which would harm our business, operating results and financial condition. We may qualify additional suppliers in the future which would require time and resources. If we do not qualify additional suppliers, we may be exposed to increased risk of capacity shortages due to our complete dependence on our current supplier.

We face competition from a number of companies that offers competing energy recovery solutions. If any of these companies produces superior technology or offers more cost effective products, our competitive position in the market could be harmed and our profits may decline.

The market for energy recovery devices for desalination plants is competitive and continually evolving. The PX device competes with slow cycle isobarics, Pelton wheels and hydraulic turbochargers. Our three primary competitors are Calder AG, Fluid Equipment Development Company and Pump Engineering Incorporated. We expect competition to persist and intensify as the desalination market opportunity grows. Many of our current and potential competitors may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Also, our competitors may have more extensive customer bases and broader customer relationships than we do, including long-standing relationships or exclusive contracts with our current or potential customers. For instance, we have had difficulties penetrating some of the Caribbean markets because Consolidated Water Co. Ltd., a major builder of SWRO desalination plants in that area, has an exclusive license with Calder AG to use Calder’s technology. In addition, these companies may have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to market and sell their products more effectively. Moreover, if one or more of our competitors were to merge or partner with another of our competitors or with current or potential customers, the change in the competitive landscape could adversely affect our ability to compete effectively.

We are subject to risks related to product defects, which could lead to warranty claims in excess of our warranty provisions or result in a large number of warranty claims in any given year.

We warrant our products for up to five years. We test our products in our manufacturing facilities through a variety of means. However, there can be no assurance that our testing will reveal latent defects in our products, which may not become apparent until after the products have been sold into the market. Accordingly, there is a risk that warranty claims may be filed due to product defects. We may incur additional operating expenses if our warranty provisions do not reflect the actual cost of resolving issues related to defects in our products. If these additional expenses are significant, they could adversely affect our business, financial condition and results of operations. While the number of warranty claims has not been significant to date, we are in the initial stages of offering such warranties to our customers. Accordingly, we cannot quantify the error rate of our products and cannot assure that a large number of warranty claims will not be filed in a given year. As a result, our operating expenses may increase if a large number of warranty claims are filed in any specific year, particularly towards the end of any given warranty period.

If we are unable to protect or enforce our intellectual property rights, our competitive position could be harmed and we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secrets, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. We hold five United States patents and nine counterpart international patents relating to specific proprietary design features of our PX technology. The terms of these patents will begin to expire in 2011, at which time we could become more vulnerable to increased competition. In addition, we have applied for two new United States patents and 14 international counterpart patents covering our current and anticipated future PX designs. We do not hold patents in many of the countries into which we sell our PX devices, including Saudi Arabia, Algeria and China, and accordingly, the protection of our intellectual property in those countries may be limited. We also do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims, and even if patents are issued, they may be contested, circumvented or invalidated. Moreover, while we believe our remaining issued patents are essential to the protection of the PX technology, the rights granted under any of our issued patents or patents that may be issued in the future may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future. In addition, our granted patents may not prevent misappropriation of our technology, particularly in foreign countries where intellectual property laws may not protect our proprietary rights as fully as those in the United States. This may render our patents impaired or useless and ultimately expose us to currently unanticipated competition. Protecting against the unauthorized use of our products, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of management resources, either of which could harm our business.

Claims by others that we infringe their proprietary rights could harm our business.

Third parties could claim that our technology infringes their proprietary rights. In addition, we may be contacted by third parties suggesting that we obtain a license to certain of their intellectual property rights they may believe we are infringing. We expect that infringement claims against us may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility, we believe that we will face a higher risk of being the subject of intellectual property infringement claims. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment against us could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms, or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our business. Third parties may also assert infringement claims against our customers and OEMs. Because we generally indemnify our customers and OEMs if our products infringe the proprietary rights of third parties, any such claims would require us to initiate or defend protracted and costly litigation on their behalf, regardless of the merits of these claims. If any of these claims succeeds, we may be forced to pay damages on behalf of our customers and OEMs.

If we fail to expand our manufacturing facilities to meet our future growth, our operating results could be adversely affected.

Our existing manufacturing facilities are capable of meeting current demand and demand for the foreseeable future. However, the future growth of our business depends on our ability to successfully expand our manufacturing, research and development and technical testing facilities. Larger products currently under development will require the design and construction of new manufacturing capacity. We intend to add new facilities or expand existing facilities as the demand for our devices increases. However, we cannot ensure that suitable additional or substitute space will be available to accommodate any such expansion of our operations.

If we need additional capital to fund future growth, it may not be available on favorable terms, or at all.

We have historically relied on outside financing to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financing in the future to fund our operations, or respond to competitive pressures or strategic opportunities. We may not be able to secure such additional financing on favorable terms, or at all. The terms of additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences or privileges senior to those of existing or future holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain necessary financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

If foreign and local governments no longer subsidize or are willing to engage in the construction and maintenance of desalination plants and projects, the demand for our products would decline and adversely affect our business.

Our products are used in SWRO desalination plants which are often times constructed and maintained through government subsidies. The rate of construction of desalination plants depends on each government’s willingness and ability to allocate funds for such projects. For instance, some desalination projects in the Middle East and North Africa are funded by budget surpluses driven by high crude oil and natural gas prices. If governments divert funds allocated for such projects to other projects or do not have budget surpluses, the demand for our products could decline and negatively affect our revenue base, which could harm the overall profitability of our business.

In addition, various water management agencies could alter demand for fresh water by investing in water reuse initiatives or limiting the use of water for certain agricultural purposes. Certain uses of water considered to be wasteful could be curtailed, resulting in more available water and less demand for alternative solutions such as desalination.

Our products are highly technical and may contain undetected flaws or defects which could harm our business and our reputation and adversely affect our financial condition.

The manufacture of our products is highly technical, and our products may contain latent defects or flaws. We test our products prior to commercial release and during such testing have discovered and may in the future discover flaws and defects that need to be resolved prior to release. Resolving these flaws and defects can take a significant amount of time and prevent our technical personnel from working on other important tasks. In addition, our products have contained and may in the future contain one or more flaws that were not detected prior to commercial release to our customers. Some flaws in our products may only be discovered after a product has been installed and used by customers. Any flaws or defects discovered in our products after commercial release could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty. Our contracts with our customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be harmed.

Our international sales and operations subject us to additional risks that may adversely affect our operating results.

Historically, we have derived a significant portion of our revenue from customers whose SWRO facilities utilizing the PX device are outside the United States. Many of such customers’ projects are in emerging growth countries with relatively young and unstable market economies and volatile political environments. We also have sales and technical support personnel stationed in Africa, Asia and the Middle East, among other regions, and we expect to continue to add personnel in additional countries. As a result, any governmental changes or reforms or disruptions in the business, regulatory or political environment in the countries in which we operate or sell our products could have a material adverse effect on our business, financial condition and results of operations.

Sales of our products have to date been denominated principally in U.S. dollars. Over the last several years, the U.S. dollar has weakened against most other currencies. Future increases in the value of the U.S. dollar, if any, would increase the price of our products in the currency of the countries in which our customers are located. This may result in our customers seeking lower-priced suppliers, which could adversely impact our operating results. A larger portion of our international revenue may be denominated in foreign currencies in the future, which would subject us to increased risks associated with fluctuations in foreign exchange rates.

Our international contracts and operations subject us to a variety of additional risks, including:

•	political and economic uncertainties;

•	reduced protection for intellectual property rights;

•	trade barriers and other regulatory or contractual limitations on our ability to sell and service our products in certain foreign markets;

•	difficulties in enforcing contracts, beginning operations as scheduled and collecting accounts receivable, especially in emerging markets;

•	increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	competing with non-U.S. companies not subject to the U.S. Foreign Corrupt Practices Act; and

•	difficulty in attracting, hiring and retaining qualified personnel.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, which in turn could adversely affect our business, operating results and financial condition.

If we fail to manage future growth effectively, our business would be harmed.

Future growth in our business, if it occurs, will place significant demands on our management, infrastructure and other resources. To manage any future growth, we will need to hire, integrate and retain highly skilled and motivated employees. We will also need to continue to improve our financial and management controls, reporting and operational systems and procedures. If we do not effectively manage our growth, our business, operating results and financial condition would be adversely affected.

Our failure to achieve or maintain adequate internal control over financial reporting in accordance with U.S. Securities and Exchange Commission, or SEC, rules or prevent or detect material misstatements in our annual or interim consolidated financial statements in the future could materially harm our business and cause our stock price to decline.

As a public company, SEC rules require that we maintain internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and preparation of published financial statements in accordance with generally accepted accounting principles. Accordingly, we will be required to document and test our internal controls and procedures to assess the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting. In the future, we may identify material weaknesses and deficiencies which we may not be able to remediate in a timely manner. Material weaknesses may exist when we report on the effectiveness of our internal control over financial reporting for purposes of our attestation required by reporting requirements under the Securities Exchange Act of 1934 after this offering, with our first reporting obligation being in our Annual Report on Form 10-K for the year ending December 31, 2009. If we fail to achieve or maintain effective internal control over financial reporting, we will not be able to conclude that we have maintained effective internal control over financial reporting or our independent registered public accounting firm may not be able to issue an unqualified report on the effectiveness of our internal control over financial reporting. As a result our ability to report our financial results on a timely and accurate basis may be adversely affected and investors may lose confidence in our financial information, which in turn could cause the market price of our common stock to decrease. We may also be required to restate our financial statements from prior periods. In addition, testing and maintaining internal control will require increased management time and resources. Any failure to maintain effective internal control over financial reporting could impair the success of our business and harm our financial results, and you could lose all or a significant portion of your investment. If we have material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the SEC and various other bodies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the interpretation of our current practices may adversely affect our reported financial results or the way we conduct our business.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our financial condition and operating results.

In the future, we may acquire companies or assets that we believe may enhance our market position. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we cannot assure you that they will ultimately strengthen our competitive position or that they will not be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our operating results or financial condition. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, any of which could harm our business, operating results and financial condition.

Risks Related to this Offering

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance requirements.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and the NASDAQ Global Market, or NASDAQ, have imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

The trading price of our common stock may be volatile, and you might not be able to sell your shares at or above the initial public offering price.

There are no directly comparable U.S. companies known to us whose securities are currently being publicly traded in the U.S. stock market. Additionally, our common stock has no prior trading history. Factors affecting the trading price of our common stock will include:

•	factors discussed in this risk factors section and elsewhere in this prospectus;

•	variations in our operating results;

•	announcements of technological innovations, new or enhanced products, or significant agreements by us or by our competitors;

•	gain or loss of significant customers;

•	recruitment or departure of our key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts who elect to follow our common stock;

•	market conditions in our industry, the industries of our customers and the economy as a whole; and

•	adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for stocks of companies in industries related or similar to ours, or the stock market in general, experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business. The trading price of our common stock might also decline as a result of events that affect other companies in our industry even if these events do not directly affect us. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it could result in substantial costs and divert management’s attention and resources. This could harm our business, operating results and financial condition.

There has been no prior market for our common stock and our stock price may decline after this offering.

Prior to this offering, there has been no public market for shares of our common stock. Although we expect to apply to list our common stock on NASDAQ, an active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering. Our company and the representatives of the underwriters will negotiate to determine the initial public offering price. The initial public offering price may be higher than the trading price of our common stock following this offering. As a result, you could lose all or part of your investment.

Future sales of shares by our existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up agreements and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. See “Shares Eligible for Future Sale” below. Based upon shares outstanding as of March 31, 2008, we will have outstanding a total of           shares of common stock upon completion of this offering, an increase of     % from the number of shares outstanding prior to this offering. Of these shares, only the           shares of common stock sold in this offering will be freely tradeable, without restriction, in the public market. Our underwriters, however, may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, although those lock-up agreements may be extended under certain circumstances. After the lock-up agreements expire, up to an additional           shares of common stock will be eligible for sale in the public market, based upon shares outstanding as of March 31, 2008,           of which are held by our directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, as of March 31, 2008, the           shares of common stock that are either subject to outstanding warrants or options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, or publish projections for our business that exceed our actual results, our stock price and trading volume could decline.

The trading market for our common stock may be affected by the research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock and the trading volume could decline. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. In addition, if we obtain analyst coverage, the analysts’ projections may have little or no relationship to the results we actually achieve and could cause our stock price to decline if we fail to meet their projections. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly our stock price or trading volume could decline.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares, compared to     % represented by the shares sold in this offering, assuming no exercise of the underwriters’ option to purchase additional shares. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership will limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For more information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, please see the section titled “Security Ownership of Certain Beneficial Owners and Management” below.

As a new investor, you will experience substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share will be substantially higher than the net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate dilution of $      per share. In addition, we have issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our stock. In addition, if the underwriters exercise their option to purchase additional shares, if outstanding warrants to purchase our common stock are exercised or if we issue additional equity securities, you will experience additional dilution.

We will have broad discretion to determine how to use the proceeds raised in this offering, and we may use the proceeds in ways that may not enhance our operating results or the price of our common stock.

We could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return. We intend to use the net proceeds from this offering for general corporate purposes, which may include expansion of our sales and marketing and research and development efforts, capital expenditures, and potential acquisitions of, or investments in, complementary businesses, products and technologies. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Anti-takeover provisions in our charter documents and under Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of the board, the chief executive officer or the president;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors; and

•	require a super-majority of votes to amend certain of the above-mentioned provisions.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 generally prohibits us from engaging in a business combination with an interested stockholder subject to certain exceptions.

For information regarding these and other provisions, please see the section titled “Description of Capital Stock” below.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “likely,” “will,” “would,” “could” and similar expressions or phrases identify these forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

Factors that may cause actual results to differ from expected results include:

•	fluctuations in demand, adoption, sales cycles and pricing levels for our products and services;

•	the cyclical nature of SWRO plant construction, which typically reflects a seasonal increase in shipments of PX devices in the fourth quarter;

•	changes in customers’ budgets for desalination plants and the timing of their purchasing decisions;

•	delays or postponements in the construction of desalination plants;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer demand, certification requirements and technical requirements;

•	the ability of our customers to obtain other key components of a plant such as high pressure pumps or membranes;

•	our ability to implement scalable internal systems for reporting, order processing, product delivery, purchasing, billing and general accounting, among other functions;

•	unpredictability of governmental regulations and political decision-making as to the approval or building of a desalination plant;

•	our ability to control costs, including our operating expenses;

•	our ability to purchase key PX components, principally ceramics, from third party suppliers;

•	our ability to compete against companies that offer energy recovery solutions;

•	our ability to attract and retain highly skilled employees, particularly those with relevant industry experience; and

•	general economic conditions in our domestic and international markets.

See the section above titled “Risk Factors” for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, actual results or developments anticipated by us may not be realized or, even if substantially realized, may not have the expected consequences to, or effects on, us. Given these uncertainties, we caution you not to place undue reliance on such forward-looking statements.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, as applicable, the net proceeds to us by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable to us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $      million. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including to finance our growth, develop new products and fund capital expenditures. Additionally, we may expand our current business through acquisitions of other businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time.

Pending our use of the net proceeds from this offering, we intend to invest the proceeds in short-term, investment-grade interest-bearing instruments.

DIVIDEND POLICY

We have never declared nor paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2008:

•	on an actual basis; and

•	on an as adjusted basis to reflect the issuance of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the mid-point of the price range listed on the cover page of this prospectus.

The information set forth in the table should be read together with the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and accompanying notes, each appearing elsewhere in this prospectus.

	As of March 31, 2008
	Actual	As Adjusted(1)
	(unaudited, and in thousands, except share data)
Total debt, including current portion
Total borrowings	$686
Capital lease obligations	91

Total debt	$777	$

Stockholders’ equity (deficit):
Common stock, par value $0.001 per share; 45,000,000 shares authorized; 39,838,908 shares issued and outstanding,	40
Additional paid-in capital	21,025
Notes receivable from stockholders	(342)
Accumulated other comprehensive loss	(11)
Retained earnings (accumulated deficit)	1,046

Total stockholders’ equity	21,758

Total capitalization	$22,535	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, as applicable, the amount of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The share information set forth in the table above is based on 39,838,908 shares of common stock outstanding as of March 31, 2008, and excludes:

•	1,333,308 shares of common stock issuable upon exercise of options outstanding as of March 31, 2008, at a weighted average exercise price of $2.54 per share;

•	2,074,122 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2008, at a weighted average exercise price of $0.52 per share;

•	4,167 shares of common stock that have been exercised pursuant to options but not yet vested as of March 31, 2008.

•	5,625 shares of common stock reserved as of March 31, 2008 for future issuance under our 2002 Stock Option/Issuance Plan;

•	8,709 shares of common stock reserved as of March 31, 2008 for future issuance under our 2004 Stock Option/Issuance Plan;

•	37,567 shares of common stock reserved as of March 31, 2008 for future issuance under our 2006 Stock Option/Issuance Plan; and

•	1,000,000 shares of common stock reserved for future issuance under our new 2008 Equity Incentive Plan, which will become effective immediately prior to the effectiveness of the completion of this offering, of which 860,000 shares have been approved for issuance at an exercise price equal to the initial public offering price upon the effectiveness of this offering.

DILUTION

Our net tangible book value as of March 31, 2008 was $21.4 million, or approximately $.54 per share. Net tangible book value per share represents the amount of total tangible assets, less our total liabilities, divided by 39,838,908 shares of common stock outstanding.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of        shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of March 31, 2008 would have been $        million, or $        per share. This represents an immediate increase in net tangible book value of $        per share to existing stockholders and an immediate decrease in net tangible book value of $        per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2008	$0.50
Increase in net tangible book value per share attributable to new investors
As adjusted net tangible book value per share after this offering

Decrease in as adjusted net tangible book value per share to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $        would increase or decrease, as applicable, our as adjusted net tangible book value per share after this offering by $        per share and the decrease in as adjusted net tangible book value per share to new investors in this offering by $        per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the net tangible book value per share after this offering would be $        per share, the increase in net tangible book value per share to existing stockholders would be $        per share and the decrease in net tangible book value per share to new investors purchasing shares in this offering would be $        per share.

The following table presents as of March 31, 2008 the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders		%	$	%	$
New investors
Total		100.0%		100.0%

The above discussion and tables assume no exercise of 1,333,308 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2008 with a weighted average exercise price of $2.54 per share and 2,074,122 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2008 with a weighted average exercise price of $0.52 per share. If all of these options and warrants were exercised, new investors ownership would be diluted by approximately 1% and total consideration would increase by approximately $4.1 million. In addition, if all these options and warrants were exercised, then as adjusted net tangible book value per share would increase from $           to $          , resulting in a reduction in the decrease in as adjusted net tangible book value per share to new investors in this offering of $           per share.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated historical financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included in this prospectus. The selected financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus.

The selected consolidated statements of operations data for each of the three years in the periods ended December 31, 2007, 2006 and 2005 and the consolidated balance sheet data as of December 31, 2007 and 2006 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus, and the selected consolidated statements of operations data for each of the two years ended December 31, 2004 and 2003 and the consolidated balance sheet data as of December 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements and related notes not included in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2008 and 2007 and the consolidated balance sheet data at March 31, 2008 are derived from our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future and results for the three months ended March 31, 2008 are not necessarily indicative of results to be expected for the full year. The amounts below are in thousands, except per share data.

	Three Months Ended
	March 31,		Years Ended December 31,
	2008(1)	2007(1)	2007(1)	2006(1)	2005	2004	2003
	(unaudited)

Consolidated Statement of Operations Data:
Net revenue	$9,120	$7,139	$35,414	$20,058	$10,689	$4,047	$4,045
Cost of revenue(2)	3,674	2,854	14,852	8,131	4,685	2,015	2,012

Gross profit	5,446	4,285	20,562	11,927	6,004	2,032	2,033
Operating expenses:
Sales and marketing(2)	1,343	1,191	5,230	3,648	1,779	1,037	915
General and administrative(2)	2,661	773	4,299	3,372	2,458	1,055	892
Research and development(2)	509	389	1,705	1,267	630	340	25

Total operating expenses	4,513	2,353	11,234	8,287	4,867	2,432	1,832

Income from operations	933	1,932	9,328	3,640	1,137	(400)	201
Other income (expense):
Interest expense	(21)	(17)	(105)	(77)	(216)	(54)	(38)
Interest and other income	647	14	517	58	35	1	—

Income before provision for income taxes	1,559	1,929	9,740	3,621	956	(453)	163
Provision for income taxes	612	810	3,947	1,239	62	53	(11)

Net income (loss)	$947	$1,119	$5,793	$2,382	$894	$(506)	$174

Earnings per share-basic	$0.02	$0.03	$0.15	$0.06	$0.02	$(0.02)	$0.01
Earnings per share-diluted	$0.02	$0.03	$0.14	$0.06	$0.02	$(0.02)	$0.01

Number of shares used in per share calculations:
Basic	39,804	38,271	39,060	38,018	36,790	32,161	30,279
Diluted	42,196	40,508	41,433	40,244	38,454	32,161	32,936

	March 31,	December 31,
	2008	2007	2006	2005	2004	2003
	(unaudited)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$1,901	$240	$42	$261	$140	$251
Total assets	32,314	27,304	13,539	8,496	3,054	2,445
Long-term liabilities	568	620	234	306	11	32
Total liabilities	10,556	7,243	5,412	3,795	2,061	1,210
Total stockholders’ equity	21,758	20,061	8,127	4,701	993	1,235

(1)	Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123(R), using the prospective transition method, which requires the application of the provisions of SFAS 123(R) only to share-based payment awards granted, modified, repurchased or cancelled on or after the modification date. Under this method, we recognize stock-based compensation expense for all share-based payment awards granted after December 31, 2005 in accordance with SFAS 123(R).

(2)	Includes employee and non-employee stock-based compensation as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004(3)	2003(3)
	(unaudited)

Cost of revenue	$24	$25	$117	$143	$88	—	—
Sales and marketing	74	71	372	310	86	—	—
General and administrative	90	106	388	428	731	—	—
Research and development	33	35	159	183	98	—	—

Total stock-based compensation	$221	$237	$1,036	$1,064	$1,003	—	—

(3)	No stock-based compensation expense was recognized as we used the intrinsic method of accounting and the options were granted with an exercise price equal to the fair market value.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We were founded in 1992 and are in the business of designing, developing and manufacturing energy recovery devices for sea water reverse osmosis, or SWRO, desalination plants. In early 1997, we introduced the initial version of our energy recovery device, the PX. In November 1997, we introduced and marketed our first ceramic-based PX device. As of March 31, 2008, we had shipped over 4,000 PX devices to desalination plants worldwide, including in China, Europe, India, Australia, Africa, the Middle East, North America and the Caribbean.

A majority of our net revenue has been generated by sales to large engineering, procurement and construction firms, or EPCs, who are involved with the design and construction of larger desalination plants. Sales to EPCs often involve a long sales cycle, or the time between the initial project tender and the time the PX device is shipped to the client, which can range from six to 16 months. A single EPC desalination project can generate an order for numerous PX devices and generally represents an opportunity for significant revenue. We also sell PX devices to original equipment manufacturers, or OEMs, which commission smaller desalination plants, order fewer PX devices per plant and have shorter sales cycles.

Due to the fact that a single order for PX devices by an EPC for a particular plant may represent significant revenue, we often experience significant fluctuations in net revenue from quarter to quarter. In addition, our EPC customers tend to order a significant amount of equipment for delivery in the fourth quarter and, as a consequence, a significant portion of our annual sales typically occurs during that quarter.

A limited number of our EPC customers accounts for a substantial portion of our net revenue. One EPC customer accounted for approximately 49% of our net revenue and two EPC customers accounted for approximately 48% of our net revenue for the three months ended March 31, 2008 and March 31, 2007, respectively. Specifically, Geida and its affiliated entities accounted for approximately 49% of our net revenue for the three months ended March 31, 2008 and Inima Servicios and Geida and its affiliated entities accounted for approximately 26% and 22% of our net revenue, respectively, for the three months ended March 31, 2007. In 2007, three EPC customers, including their affiliated entities, accounted for 56% of our net revenue, and in 2006, two EPC customers, including their affiliated entities, accounted for 29% of our net revenue. Specifically, Acciona Water, Geida and its affiliated entities and Doosan Heavy Industries represented approximately 20%, 23% and 13% of our net revenue in 2007, respectively, and GE Ionics and Geida and its affiliated entities accounted for approximately 18% and 11% of our net revenue in 2006, respectively. In 2005, GE Ionics and Multiplex Degremont JV accounted for 19% and 17% of our net revenue, respectively. We do not have long-term contracts with our EPC customers and instead sell to them on a purchase order basis or under individual stand-alone contracts. Orders may be postponed or delayed by our customers on short or no notice.

In the three months ended March 31, 2008 and the years ended 2007 and 2006 most of our revenue was attributable to sales outside of the United States. We expect sales outside of the United States to remain a significant portion of our revenue for the foreseeable future.

Our revenue is principally derived from the sales of our PX devices. We receive a small amount of revenue from the sale of booster pumps, which we manufacture and sell in connection with PX devices to smaller desalination plants. We also receive incidental revenue from services, such as product support, that we provide to our PX customers.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. These accounting principles require us to make estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of revenue and expense during the periods presented. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that we make these estimates and judgments. To the extent there are material differences between these estimates and actual results, our consolidated financial results will be affected. The accounting policies that reflect our more significant estimates and judgments and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are revenue recognition, warranty costs, stock-based compensation, inventory valuation, allowances for doubtful accounts and income taxes.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition. Revenue is recognized when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title occurs, fixed pricing is determinable and collection is probable. Transfer of title typically occurs upon shipment of the equipment pursuant to a written purchase order or contract. Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables requires us to allocate the purchase price between the device and the value of the undelivered services by applying the residual value method. Under this method, revenue allocated to undelivered elements is based on vendor-specific objective evidence of fair value of such undelivered elements, and the residual revenue is allocated to the delivered elements. Vendor specific objective evidence of fair value for such undelivered elements is based upon the price we charge for such product or service when it is sold separately. We may modify our pricing practices in the future, which could result in changes to our vendor specific objective evidence of fair value for such undelivered elements. Our purchase agreements typically provide for the provision by us of field services and training for commissioning of a desalination plant. Recognition of the revenue in respect of those services is deferred until provision of those services is complete. The services element of our contracts represent an incidental portion of the total contract price.

Under our revenue recognition policy, evidence of an arrangement has been met when we have an executed purchase order or a standalone contract. Typically, our smaller projects utilize purchase orders that conform to our standard terms and conditions that require the customer to remit payment generally within 30 to 90 days from product delivery. In some cases, if credit worthiness cannot be determined, prepayment is required from the smaller customers.

For our large projects, stand-alone contracts are utilized. For these contracts, consistent with industry practice, the customers typically require their suppliers, including our company, to accept contractual holdback provisions whereby the final amounts due under the sales contract are remitted over extended periods of time. These retention payments typically range between 10% and 20%, and in some instances up to 30%, of the total contract amount and are due and payable when the customer is satisfied that certain specified product performance criteria have been met upon commissioning of the desalinization plant, which in the case of our PX device may be 12 months to 24 months from the date of product delivery as described further below.

The specified product performance criteria for our PX device generally pertains to the ability of our products to meet our published performance specifications and warranty provisions, which our products have demonstrated on a consistent basis. This factor, combined with our historical performance metrics measured over the past 10 years, provides us with a reasonable basis to conclude that the PX device will perform satisfactorily upon commissioning of the plant. To help ensure this successful product performance, we provide service, consisting principally of supervision of customer personnel, and training to the customers during the commissioning of the plant. The installation of the PX device is relatively simple, requires no customization and is performed by the customer under the supervision of our personnel. We defer the fair value of the service and training component of the contract and recognize such revenue as services are rendered. Based on these factors, we have concluded that delivery and performance have been completed when the product has been delivered (title transfers) to the customer.

We perform an evaluation of credit worthiness on an individual contract basis to assess whether collectibility is reasonably assured. As part of this evaluation, we consider many factors about the individual customer, including the underlying financial strength of the customer and/or partnership consortium and our prior history or industry specific knowledge about the customer and its supplier relationships. To date, we have been able to conclude that collectibility was reasonably assured on our sales contracts at the time the product was delivered and title has transferred; however, to the extent that we conclude that we are unable to determine that collectibility is reasonably assured at the time of product delivery, we will defer all or a portion of the contract amount based on the specific facts and circumstances of the contract and the customer.

Under the stand-alone contracts, the usual payment arrangements are summarized as follows:

•	An advance payment, typically 10% to 20% of the total contract amount, is due upon execution of the contract;

•	A payment upon delivery of the product, typically in the range of 50% to 70% of the total contract amount, is due on average between 120 and 150 days from product delivery, and in some cases up to 180 days;

•	A retention payment, typically in the range of 10% to 20%, and in some cases up to 30%, of the total contract amount is due subsequent to product delivery as described further below.

Under the terms of the retention payment component, we are generally required to issue to the customer a product performance guarantee in the form of a collateralized letter of credit, which is issued to the customer approximately 12 to 24 months after the product delivery date. The letter of credit is collateralized by restricted cash on deposit with our financial institution (see Restricted Cash under “Summary of Significant Accounting Policies”). The letter of credit remains in place for the performance period as specified in the contract, which is generally 24 months and which runs concurrent with our standard product warranty period. Once the letter of credit has been put in place, we invoice the customer for this final retention payment under the sales contract. During the time between the product delivery and the issuance of the letter of credit, the amount of the final retention is classified on the balance sheet as unbilled receivable, of which a portion may be classified as long term to the extent that the billable period extends beyond one year. Once the letter of credit is issued, we invoice the customer and reclassify the retention amount from unbilled receivable to accounts receivable where it remains until payment, typically 120 to 150 days after invoicing (see Note 3—Balance Sheet Information: Unbilled Receivables).

Shipping and handling charges billed to customers are included in sales. The cost of shipping to customers is included in cost of revenue.

We do not provide our customers with a right to return our products. However, we accept returns of products that are deemed to be damaged or defective when delivered, subject to the provisions of the product warranty. Historically, product returns have not been significant.

We sell our products to EPC companies that are not subject to sales tax. Accordingly, the adoption of EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation), does not have an impact on our consolidated financial statements.

Warranty Costs

We sell products with a limited warranty for a period of one to two years. In August 2007, we modified the warranty to offer a five-year term on the ceramic components for new sales agreements executed after August 7, 2007. We accrue for warranty costs based on estimated product failure rates, historical activity and expectations of future costs. We periodically evaluate and adjust the warranty costs to the extent actual warranty costs vary from the original estimates.

We may offer extended warranties on an exception basis and these are accounted for in accordance with Financial Accounting Standards Board Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts for Sales of Extended Warranties.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25, or FIN 44, and had adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and SFAS No. 148, Accounting for Share-Based Compensation—Transition and Disclosure, or SFAS 148.

In February 2005, we offered to each of our employees the option to borrow from us an amount equal to the aggregate exercise price for all of their outstanding options pursuant to full recourse promissory notes at 3.76% interest, which are due in February 2010. The interest rate on the notes was deemed to be below market rate, resulting in a change in the deemed exercise price for the options. As a result, we are accounting for these options as variable option awards. For the three months ended March 31, 2008 and March 31, 2007, we recorded $135,000 and $195,000, respectively, of stock-based compensation related to the options exercised with promissory notes. For 2007, 2006 and 2005, we recorded $783,000, $1.1 million and $1.0 million, respectively, of stock-based compensation related to the options exercised with promissory notes. All of our executive officers and directors have subsequently repaid their notes.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, using the prospective transition method, which requires us to apply the provisions of SFAS 123(R) only to awards granted, modified, repurchased or cancelled after the adoption date. Upon adoption of SFAS 123(R), we selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of highly subjective and complex assumptions to determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite vesting period on a straight-line basis in our consolidated statements of operations and the expense is reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the years ended December 31, 2007 and 2006 we recognized stock-based compensation under SFAS 123(R) of $252,000 and $13,000, respectively.

To determine the inputs for the Black-Scholes option pricing model, we are required to develop several assumptions, which are highly subjective. These assumptions include:

•	the length of our options’ lives, which is based on anticipated future exercises;

•	our common stock’s volatility;

•	the number of shares of common stock pursuant to which options will ultimately be forfeited;

•	the risk-free rate of return; and

•	future dividends.

We use comparable public company data to determine volatility, as our common stock has not yet been publicly traded. We use a weighted average calculation to estimate the time our options will be outstanding as prescribed by Staff Accounting Bulletin No. 107, Share-Based Payment. We estimate the number of options that are expected to be forfeited based on our historical experience and expected future forfeiture patterns. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option. We use our judgment and expectations in setting future dividend rates, which is currently expected to be zero.

The absence of an active market for our common stock also requires our management and board of directors to estimate the fair value of our common stock for purposes of granting options and for determining stock-based compensation expense. In response to these requirements, our management and board of directors estimate the fair market value of common stock on an annual basis, based on factors such as the price of the most recent common stock sales to investors, the valuations of comparable companies, the status of our development and sales efforts, our cash and working capital amounts, revenue growth and additional objective and subjective factors relating to our business.

The following table shows the stock option grants during 2007 and the three months ended March 31, 2008:

Grants Made During the
Quarter Ended,	Number of Options	Exercise Price

March 31, 2007	—	—
June 30, 2007	69,200	$5.00
September 30, 2007	—	—
December 31, 2007	112,700	$5.00
March 31, 2008	92,400	$5.00

In 2007, our board of directors determined that the fair market value of common stock for options granted that year was $5.00 per share. The fair value of the common stock for options granted was estimated by our board of directors with input from management and by reference to our stock price in conjunction with the sale of 1,000,000 shares of our common stock at $5.00 per share in a private placement to third parties in May 2007. In March 2008, we retained Finance Scholars Group, or FSG, an independent valuation firm, to prepare independent analyses of the value of our common stock for 2007, 2006 and 2005 related to the grants of options on those shares. These valuations were prepared in conformity with Uniform Standards of Professional Appraisal Practice using standard methodologies for valuing options. FSG’s analysis used the discounted cash flow methodology as well as trading multiples of companies in related industries based on the comparability of revenue and cash generation to estimate the fair value of the options as of each valuation date. For the trading multiples, five publicly-traded companies in related industries were selected based on FSG’s own research as well as information provided by our investment bankers. Because EBITDA multiples were more variable and less reliable than revenue multiples due to negative cash flow in some periods for several of the selected comparable companies, FSG relied on revenue multiples as a basis of comparison. For the discounted cash flow valuation, the projected cash flows were discounted at a rate that reflected the trading variability of similar companies, risk-free bond returns, equity risk and specific risks related to our company and industry as of each valuation date. The discounted cash flow methodology was used as confirming evidence of the reasonableness of the trading multiple estimates. For 2005, FSG relied on only trading multiples for the selected comparable companies as there were no available contemporaneous cash flow projections. For 2006, FSG used both discounted cash flow and the trading multiples for the selected comparable companies to determine values for the options. For 2007, FSG used pricing from our private placement of common stock in May 2007, the cash flow projections contained in the related private placement memorandum and trading multiples for the selected comparable companies. The concluded estimate of market value of shares in each year was adjusted for the lack of marketability by using discounts to reflect their lack of liquidity. FSG’s conclusion was that as of June 30, 2007, 2006 and 2005, the fair market value of our common stock was $5.00, $2.87 and $0.87, respectively, which was not materially above or below the prices we used to estimate the value of the options during those years.

Based on the estimated initial public offering price of $           per share, which is the mid-point of the price range listed on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of March 31, 2008 was $          , of which $           related to vested options and $           related to unvested options.

For options granted during 2007 and the three months ended March 31, 2008, we determined the fair value at date of grant using the Black-Scholes option pricing model. The following table summarizes the assumptions used in determining the fair value of stock options granted.

	Three Months Ended	Year Ended
	March 31, 2008	December 31, 2007

Risk-free interest rate	2.46%	3.45%
Expected term	5 years	5 years
Dividend yield	0%	0%
Expected volatility	50%	50%

We account for equity instruments issued in exchange for the receipt of goods or services from non-employees in accordance with the consensus reached by the Emerging Issues Task Force, or EITF, in Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Costs are measured at the fair market value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of the date on which there first exists a firm commitment for performance by the provider of goods or services or on the date performance is complete, using the Black-Scholes pricing model.

Inventories

Inventories are stated at the lower of cost (using the weighted average cost method) or market. We calculate inventory reserve for excess and obsolete inventories based on estimated future demand of the products and spare parts. Cost of inventory is determined in accordance with Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, or SFAS 151.

Allowances for Doubtful Accounts

We record a provision for doubtful accounts based on our historical experience and a detailed assessment of the collectability of our accounts receivable. In estimating the allowance for doubtful accounts, our management considers, among other factors, (1) the aging of the accounts receivable, (2) our historical write-offs, (3) the credit worthiness of each customer and (4) general economic conditions. Our allowance for doubtful accounts was $107,000, $121,000, $230,000 and $150,000 at March 31, 2008, December 31, 2007, 2006 and 2005, respectively. If we were to experience unanticipated collections issues, it could have an adverse affect on our operating results in future periods.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, or SFAS 109, issued by the Financial Accounting Standards Board, or FASB. SFAS 109 requires an entity to recognize deferred tax liabilities and assets. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are provided if, based upon the available evidence, management believes it is more likely than not that some or all of the deferred assets will not be realized or the use of prior years’ net operating losses may be limited.

On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in any entity’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted the provisions of FIN 48 on January 1, 2007. Measurement under FIN 48 is based on judgment regarding the largest amount that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority. The total amount of unrecognized tax benefits as of the date of adoption was immaterial. As a result of the implementation of FIN 48, there was no change to our tax liability.

We adopted the accounting policy that interest recognized in accordance with Paragraph 15 of FIN 48 and penalty recognized in accordance with Paragraph 16 of FIN 48 are classified as part of income taxes. The amounts of interest and penalty recognized in the statement of operations and statement of financial position for 2007 were insignificant.

Our operations are subject to income and transaction taxes in the United States and in foreign jurisdictions. Significant estimates and judgments are required in determining our worldwide provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. The ultimate amount of tax liability may be uncertain as a result.

We are subject to taxation in the U.S. and various states and foreign jurisdictions. There are no ongoing examinations by taxing authorities at this time. Our various tax years from 1997 through 2007 remain open in various taxing jurisdictions.

Results of Operations

The following table sets forth certain data from our historical operating results as a percentage of revenue for the years indicated:

	Three Months Ended
	March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(unaudited)
Results of Operations (as a % of Net Revenue*):
Net revenue	100%	100%	100%	100%	100%
Cost of revenue	40	40	42	41	44

Gross profit	60	60	58	59	56
Operating expenses:
Sales and marketing	15	17	15	18	17
General and administrative	29	11	12	17	23
Research and development	6	5	5	6	6

Total operating expenses	50	33	32	41	46

Income from operations	10	27	26	18	11
Other income (expense):
Interest expense	—	—	—	—	(2)
Interest and other income	7	—	2	0	0

Income before provision for income taxes	17	27	28	18	9
Provision for income taxes	7	11	11	6	1

Net income	10%	16%	16%	12%	8%

*	Percentages may not add up to 100% due to rounding.

First Quarter of 2008 Compared to First Quarter of 2007

Net Revenue

Net revenue is reported net of volume discounts. We derive our revenue principally from sales of our PX devices. Our net revenue increased by $2.0 million, or 28%, to $9.1 million in the three months ended March 31, 2008 from $7.1 million in the three months ended March 31, 2007. These increases were principally due to higher sales of our PX-220 device, which resulted primarily from increased market acceptance of the device and the overall growth of the desalination market. Prices were relatively constant for our PX devices in the three months ended March 31, 2008, 2007 and 2006. In the three months ended March 31, 2008, the sales of PX devices accounted for approximately 91% of our revenue increase, with pump sales accounting for approximately 6% of the increase. In the three months ended March 31, 2007, the sales of PX devices accounted for approximately 93% of the increase, with pump sales accounting for approximately 3% of the increase and spare parts and services accounting for the remainder of the increase.

Gross Profit

Gross profit represents our net revenue less our cost of revenue. Our cost of revenue consists primarily of raw materials, personnel costs (including stock-based compensation), manufacturing overhead, warranty costs, capital costs, excess and obsolete inventory expense, and manufactured components. The largest component of our cost of revenue is raw materials, principally ceramic materials, which we obtain from several suppliers. Gross profit, as a percentage of net revenue, remained relatively constant at 60% in the three months ended March 31, 2008 from the three months ended March 31, 2007. Stock compensation expense included in cost of revenue was $24,000 in the three months ended March 31, 2008 and $25,000 in the three months ended March 31, 2007.

Sales and Marketing Expense

Sales and marketing expense consists primarily of personnel costs (including stock-based compensation), sales commissions, marketing programs and facilities cost associated with sales and marketing activities. Sales and marketing expense increased by $152,000, or 13%, to $1.3 million in the three months ended March 31, 2008 from $1.2 million in the three months ended March 31, 2007. This increase was primarily related to growth in our sales that resulted in higher headcount with sales and marketing employees increasing to 16 at March 31, 2008 from 11 at March 31, 2007. Of the $152,000 increase in sales and marketing expenses in the three months ended March 31, 2008, $31,000 of such increase related to compensation and employee related benefits, $56,000 related to consultant fees, $28,000 related to travel and office expenses and $63,000 related to sales and marketing efforts costs, offset by a $16,000 decrease to occupancy. In addition, our sales team is compensated in part by commissions, resulting in increased sales expense as our sales levels increase. Stock-based compensation expense included in sales and marketing expense was $74,000 in the three months ended March 31, 2008 and $71,000 in the three months ended March 31, 2007.

As a percentage of our net revenue, sales and marketing expense decreased to 15% in the three months ended March 31, 2008 from 17% in the three months ended March 31, 2007. The decrease in the three months ended March 31, 2008 was attributable principally to the increase in our net revenue that quarter, which grew at a higher rate than our sales and marketing expenses.

We plan to continue to invest heavily in sales and marketing by increasing the number of our sales personnel and we expect sales and marketing expenses in absolute dollars to increase in future periods. Our sales personnel are not immediately productive and therefore the increase in sales expense that we incur when we add new sales personnel is not immediately offset by increased revenue and may never result in increased revenue. The timing of our hiring of new sales personnel and the rate at which they generate incremental revenue could therefore affect our future period-to-period financial performance.

General and Administrative Expense

General and administrative expense consists primarily of personnel (including stock-based compensation) and facilities costs related to our executive, finance and human resources organizations, as well as fees for professional services. Professional services consist of fees for outside legal and audit services and preparation for operating as a public company.

General and administrative expense increased by $1.9 million, or 244%, to $2.7 million in the three months ended March 31, 2008 from $773,000 in the three months ended March 31, 2007. This increase reflected in part the increase in general and administrative employees to 17 at March 31, 2008 from 11 at March 31, 2007.

As a percentage of our net revenue, general and administrative expense was 29% in the three months ended March 31, 2008 and 11% in the three months ended March 31, 2007. The primary reason for the increase in general and administrative expenses was the costs associated the growth in our operations and in preparing for our proposed initial public offering, which resulted in higher headcount including the recruitment of two officers, the rental of additional facility space, the enhancement of systems and increased travel. With respect to the $1.9 million increase in such expenses in the three months ended March 31, 2008, $1.3 million related to legal and accounting fees (which included $240,000 in VAT taxes and $34,000 related to export credit insurance), $368,000 related to compensation and employee-related benefits, $59,000 related to occupancy costs, $45,000 related to software licensing and support, $43,000 related to outside consultants and $15,000 related to increased depreciation and patent amortization. Stock-based compensation expense included in general and administrative expense was $90,000 in the three months ended March 31, 2008 and $107,000 in the three months ended March 31, 2007.

We expect to incur significant additional accounting and legal costs after this offering related to compliance with rules and regulations implemented by the SEC and NASDAQ, as well as additional insurance, investor relations and other costs associated with being a public company. Consequently, we expect general and administrative expenses in absolute dollars to increase in future periods.

Research and Development Expense

Research and development expenses include costs associated with the design, development, testing and enhancement of our products. Research and development expenses include employee compensation (including stock-based compensation), supplies and materials, consulting expenses, travel and facilities overhead. All research and development expenses are expensed as incurred.

Research and development expense increased by $120,000, or 31%, to $509,000 in the three months ended March 31, 2008 from $389,000 in the three months ended March 31, 2007. As a percentage of our net revenue, research and development expense increased to 6% in the three months ended March 31, 2008 from 5% in the three months ended March 31, 2007.

Compensation and employee-related benefits accounted for $88,000 of the increase, while consulting and legal services and research and development accounted for another $67,000 of the $120,000 increase from the three months ended March 31, 2007 to the three months ended March 31, 2008. Headcount in our research and development department increased to eight at March 31, 2008 from six at March 31, 2007. The foregoing increases were offset by net expense decreases totaling $35,000 in travel related expenses. Stock-based compensation expense included in research and development expense was $33,000 for the three months ended March 31, 2008 and $35,000 for the three months ended March 31, 2007.

We believe that continued spending on research and development to develop new PX devices and other products is critical to our success and, consequently, we expect to increase research and development expenses in absolute dollars in future periods.

Other Income (Expense), Net

Other income (expense), net includes interest income on cash balances and losses or gains on conversion of non-United States dollar transactions into United States dollars. Our losses or gains on currency conversions have not been material to date because our international sales have been denominated principally in United States dollars, and our foreign currency exposure risk has been limited to expense incurred in our overseas operations. If we are successful in increasing our international sales we may be subject to currency conversion risks because some of the international sales could be denominated in foreign currencies. We have historically invested our available cash balances in money market funds, short-term United States Treasury obligations and commercial paper.

Other income (expense), net increased by $629,000 to $626,000 in the three months ended March 31, 2008 from $(3,000) in the three months ended March 31, 2007. The increase in net interest and other income from the three months ended March 31, 2007 to the three months ended March 31, 2008 was primarily attributable to gains on foreign currency transactions of $619,000 in the three months ended March 31, 2008 and higher average cash balances, which resulted in higher interest income in the three months ended March 31, 2008 of $29,000, versus $15,000 in the three months ended March 31, 2007.

2007 Compared to 2006 and 2005

Net Revenue

Our net revenue increased by $15.4 million, or 77%, to $35.4 million in 2007 from $20.1 million in 2006, and by $9.4 million in 2006, or 88%, from $10.7 million in 2005. These increases were principally due to higher sales of our PX-

220 device, which resulted primarily from increased market acceptance of the device and the overall growth of the desalination market. Prices were relatively constant for our PX devices in 2007, 2006 and 2005. In 2007, the sales of PX devices accounted for approximately 96% of our revenue increase with pump sales accounting for approximately 4% of the increase. In 2006, the sales of PX devices accounted for approximately 92% of the increase, with pump sales accounting for approximately 4% of the increase and spare parts and services accounting for the remainder of the increase.

The following geographic information includes net revenue to our domestic and international customers based on the customers’ requested delivery locations, except for certain cases in which the customer directed us to deliver our products to a location that differs from the known ultimate location of use. In such cases, the ultimate location of use is reflected in the table below instead of the delivery location. The amounts below are in thousands, except percentage data.

	Three Months Ended
	March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(unaudited)
Domestic net revenue	$721	$494	$2,125	$1,003	$1,710
International net revenue	8,399	6,645	33,289	19,055	8,979

Total net revenue	$9,120	$7,139	$35,414	$20,058	$10,689

Revenue by country:
Algeria	49%	–%	12%	30%	18%
United States	8	7	6	5	16
Spain	7	56	35	9	5
China	6	8	8	5	14
Canada	3	12	6	1	–
Saudi Arabia	1	–	13	*	*
United Arab Emirates	*	–	2	10	9
Australia	–	–	*	9	17
Others	26	17	18	31	21

Total	100%	100%	100%	100%	100%

*	Less than 1%.

Gross Profit

Gross profit represents our net revenue less our cost of revenue. Our cost of revenue consists primarily of raw materials, personnel costs (including stock-based compensation), manufacturing overhead, warranty costs, capital costs, excess and obsolete inventory expense, and manufactured components. The largest component of our cost of revenue is raw materials, principally ceramic materials, which we obtain from several suppliers. Gross profit, as a percentage of net revenue, remained relatively constant at 58% in 2007 as compared to 59% in 2006 and 56% in 2005. Stock compensation expense included in cost of revenue was $117,000 in 2007, $143,000 in 2006 and $88,000 in 2005.

Sales and Marketing Expense

Sales and marketing expense increased by $1.6 million, or 43%, to $5.2 million in 2007 from $3.6 million in 2006, and by $1.9 million in 2006, or 105%, from $1.8 million in 2005. These increases were primarily related to growth in our sales that resulted in higher headcount with sales and marketing employees increasing to seven at December 31, 2007 from six at December 31, 2006 and four at December 31, 2005. In addition, our sales team is compensated in part by commissions, resulting in increased sales expense as our sales levels increase.

As a percentage of our net revenue, sales and marketing expense decreased to 15% in 2007 from 18% in 2006 and 17% in 2005. The decrease in 2007 was attributable principally to the significant increase in our net revenue that year, which grew at a greater rate than our sales and marketing expenses.

With respect to the $1.6 million increase in sales and marketing expenses in 2007, $734,000 of such increase related to compensation and employee related benefits, $259,000 related to consultant fees, $249,000 related to travel and related expenses, $151,000 related to increased occupancy costs and $125,000 related to sales and marketing efforts. From 2005 to

2006, $1.1 million of the $1.9 million increase related to compensation and employee related benefits, while the remaining increase was primarily comprised of $645,000 related to outside marketing costs and $89,000 in increased lease facilities. Stock-based compensation expense included in sales and marketing expense was $372,000 in 2007, $310,000 in 2006 and $86,000 in 2005.

General and Administrative Expense

General and administrative expense increased by $927,000, or 28%, to $4.3 million in 2007 from $3.4 million in 2006, and by $915,000 in 2006, or 37%, from $2.5 million in 2005. These increases reflected in part the increase in general and administrative employees to 13 at December 31, 2007 from eight at December 31, 2006 and from six at December 31, 2005.

As a percentage of our net revenue, general and administrative expense was 12% in 2007, 17% in 2006 and 23% in 2005. The decrease of general and administrative expense as a percentage of net revenue was attributable principally to the significant increases in our net revenue.

The primary reason for the increase in general and administrative expenses was the growth in our operations that resulted in higher headcount including the recruitment of an officer, renting of additional facility space, increased travel and increased bank fees. With respect to the $927,000 increase in such expenses in 2007, $513,000 related to compensation, employee-related benefits and professional services fees, $139,000 related to bank charges, $46,000 related to office supplies and equipment, $89,000 related to occupancy costs, and $349,000 related to other expenses (general recruiting, patent amortization and travel), offset by $184,000 related to bad debt. With respect to the $915,000 increase in 2006, $870,000 related to compensation, employee-related benefits and professional service fees. Stock based compensation expense included in general and administrative expense was $388,000 in 2007, $428,000 in 2006 and $731,000 in 2005.

Research and Development Expense

Research and development expense increased by $438,000, or 35%, to $1.7 million in 2007 from $1.3 million in 2006, and by $637,000 in 2006, or 101%, from $630,000 in 2005. As a percentage of our net revenue, research and development expense decreased to 5% in 2007, from 6% in 2006 and in 2005.

Compensation, employee-related benefits, consulting services and depreciation of development equipment accounted for $151,000 of the $438,000 increase from 2006 to 2007. The remainder of the increase in 2007 was primarily attributable to $173,000 in product development costs and $98,000 in travel expense. Compensation, employee-related benefits, consulting services and depreciation of development equipment accounted for $413,000 of the $637,000 increase from 2005 to 2006. Stock-based compensation expense included in research and development expense was $159,000 in 2007, $183,000 in 2006 and $98,000 in 2005.

Other Income (Expense), Net

Other income (expense), net increased by $432,000 to $413,000 in 2007 from $(19,000) in 2006, and decreased by $162,000 to $(19,000) in 2006 from $(182,000) in 2005. The increase in net interest and other income from 2006 to 2007 was primarily attributable to gains on foreign currency transactions of $355,000 in 2007 and higher average cash balances, which resulted in higher interest income in 2007. The decrease in net interest expense from 2005 to 2006 was primarily attributable to a reduction in the use of the line of credit and associated interest expense due to increased profitability.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statement of operations data for each of our eight fiscal quarters in the period ended March 31, 2008. The quarterly data have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. Our results for these quarterly periods are not necessarily indicative of the operating results for a full year or any future period.

	Three Months Ended,
	March 31,	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,	March 31,
	2008	2007	2007	2007	2007	2006	2006	2006	2006
	(in thousands)

Quarterly Results of Operations*
Net revenue	$9,120	$13,845	$10,978	$3,452	$7,139	$9,277	$1,314	$4,559	$4,908
Gross profit	5,446	7,517	6,882	1,878	4,285	5,643	568	2,735	2,981
Operating expenses:
Sales and marketing	1,343	1,443	1,372	1,224	1,191	1,348	836	772	692
General administrative	2,661	1,513	1,053	960	773	1,376	677	727	592
Research and development	509	484	392	440	389	540	224	270	233

Total operating expenses	4,513	3,440	2,817	2,624	2,353	3,264	1,737	1,769	1,517

Income (loss) from operations	933	4,077	4,065	(746)	1,932	2,379	(1,169)	966	1,464
Net income (loss)	$947	$2,701	$2,397	$(424)	$1,119	$1,557	$(782)	$64	$959
Net income per common share:
Basic	$0.02	$0.07	$0.06	$(0.01)	$0.03	$0.04	$(0.02)	$0.02	$0.02
Diluted	$0.02	$0.06	$0.06	$(0.01)	$0.03	$0.04	$(0.02)	$0.02	$0.02

*	Quarterly results may not add up to annual results due to rounding.

The following table sets forth our historical quarterly operating results as a percentage of net revenue for the periods indicated:

	Three Months Ended,
	March 31,	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,	March 31,
	2008	2007	2007	2007	2007	2006	2006	2006	2006
	(as a % of Net Revenue*)

Quarterly Income Summary
Net revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Gross profit	60	54	63	54	60	61	43	60	61
Operating expenses:
Sales and marketing	15	10	13	35	17	14	64	17	14
General administrative	29	11	10	28	11	15	51	16	12
Research and development	6	4	4	13	5	6	17	6	5

Total operating expenses	50	25	26	76	33	35	132	39	31

Income (loss) from operations	10	30	37	(22)	27	26	(89)	21	30
Net income (loss)	10%	20%	22%	(12)%	16%	17%	(60)%	14%	20%

*	Percentages may not add up to 100% due to rounding.

Net Revenue. Net revenue increased by $2.0 million, or 28%, to $9.1 million in the three months ended March 31, 2008 from $7.1 million in the three months ended March 31, 2007. Although annual net revenue increased by $15.3 million, or 77%, to $35.4 million in 2007 from $20.1 million in 2006, there were significant fluctuations in quarterly revenue in 2007 and 2006. Such fluctuations are due to the fact that a particular order from an EPC customer can represent significant revenue and that the postponement or cancellation of a large order can have a significant impact. In addition, as a result of EPC buying patterns, a higher proportion of our sales occurs in the fourth quarter compared to other quarters of the year. EPCs recognize revenue and services fees as a function of the equipment they procure and install. Because the fiscal year of most of these companies ends on December 31, EPCs tend to increase their purchase of our PX units and other plant equipment in the fourth quarter.

Gross Profit. The quarterly changes in gross profit were mainly a result of the fluctuations in net revenue. From quarter to quarter, our fixed costs have generally remained constant, and thus changes to revenue caused corresponding changes to our gross profit. Some of the more significant components of our fixed costs are salaries, manufacturing overhead and insurance. Because our variable costs make up a significant percentage of our cost of revenue, the largest components of which are materials, incremental labor costs and overtime, our variable costs mitigated somewhat the effects of revenue fluctuations on our gross profit.

Sales and Marketing Expenses. Sales and marketing expenses generally grew incrementally as a result of growth in our sales organization. Due to commissions, such expenses are generally highest in the fourth quarter as sales are typically greatest in that quarter.

Fluctuations in Quarterly Results. Our quarterly results of operation have fluctuated significantly in the past and are expected to fluctuate significantly in the future due to a number of factors, many of which are not in our control. We believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results. See “Risk Factors—Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.”

Liquidity and Capital Resources

As of March 31, 2008, our principal sources of liquidity consisted of cash and cash equivalents of $1.9 million and accounts receivable of $11.0 million. As of December 31, 2007, our principal sources of liquidity consisted of cash and cash equivalents of $240,000 and accounts receivable of $12.9 million. Our cash and cash equivalents are invested primarily in money market funds.

Our primary source of cash historically has been proceeds from the issuance of common stock and customer payments for our products and services. From January 1, 2005 through March 31, 2008, we issued common stock for aggregate net proceeds of $6.5 million. The proceeds from the sales of common stock have been used to fund our operations and capital expenditures.

On December 1, 2005, we entered into an agreement with a financial institution for a $2.0 million revolving note, or revolving note, and a $222,000 fixed rate-installment note, or fixed note, with maturity dates of December 1, 2006, subsequently extended to March 1, 2007, and December 15, 2010, respectively. The revolving note bears interest of base rate or LIBOR-based rate as elected by us. The interest rate was amended on April 26, 2006 to modify the definition of base rate and increase the rate to base rate plus 1% or LIBOR plus 2.5%. The fixed note bears an annual interest rate of 10%. These notes are secured by our accounts receivable, inventories, property, equipment and other general intangibles except for intellectual property.

On April 26, 2006, we also entered into a loan and security agreement with the financial institution for an additional $2.0 million credit facility with a maturity date of December 1, 2006, subsequently extended to March 1, 2007. The credit facility advances bear interest rates of base rate plus 1% or LIBOR plus 2.5%. The credit facility is secured by our cash and cash equivalents, accounts receivable, inventory, property and other general intangibles except for intellectual property.

On December 7, 2006, the revolving note was amended to increase the face amount of the note to $3.5 million.

On March 1, 2007, we renewed the revolving note and the loan and security agreement, or the first modification, to a maturity date of March 31, 2008. Additional amended terms under the first modification were an interest rate change to base rate or LIBOR plus 2.5%, limitation of advances to a borrowing base, various reporting requirements and our satisfaction of certain financial ratios and covenants.

On March 28, 2007, we modified the loan and security agreement, or the second modification, to add a $1.0 million equipment promissory note. The equipment promissory note bears an interest rate of cost of funds plus 3% and matures August 31, 2012. Additional amended terms under the second modification were changes to the financial ratios and covenants that we are required to maintain.

As of December 31, 2006, borrowings outstanding on the revolving note and the fixed note were $438,000 and $178,000, respectively. There were no borrowings under the credit facility. The interest rate for the revolving note elected by us was the base rate at 9.25%. We were in compliance with all covenants under the loan and security agreement.

As of December 31, 2007 there were no borrowings under the revolving note and the credit facility. The amounts outstanding on the fixed note and the equipment promissory note were $133,000 and $596,000, respectively at December 31,

2007. The interest rate for the equipment promissory note at December 31, 2007 was 7.81%. We were in compliance with all covenants under the loan and security agreement.

On March 27, 2008, we entered into a new credit agreement with our existing financial institution that replaced the $2.0 million credit facility and the $3.5 million revolving note. The new credit facility allows borrowings of up to $9.0 million on a revolving basis at LIBOR plus 2.75%. This new credit facility expires on September 30, 2008 and is secured by our accounts receivable, inventories, property, equipment and other intangibles except intellectual property. We are subject to certain financial and administrative covenants under the new credit agreement. As of March 31, 2008, we were non-compliant with one financial covenant related to a minimum financial ratio. Subsequent to March 31, 2008, the lender granted a waiver for this non-compliance and the credit agreement was amended effective May 29, 2008 to change such covenant.

During 2007, 2006 and 2005, we provided certain customers with irrevocable standby letters of credit to secure our obligations for the delivery of products in accordance with sales arrangements. These letters of credit were issued under our revolving note credit facility and generally terminate within eight months from issuance. At December 31, 2007 the amounts outstanding on the letters of credit totaled approximately $2.2 million.

We have unbilled receivables pertaining to customer contractual holdback provisions, whereby we invoice the final installment due under a sales contract six to 24 months after the product has been shipped to the customer and revenue has been recognized. Long-term unbilled receivables as of December 31, 2007 and 2006 consisted of unbilled receivables from customers due more than one year subsequent to period end. The customer holdbacks represent amounts intended to provide a form of security for the customer rather than a form of long-term financing; accordingly, these receivables have not been discounted to present value. At December 31, 2007, we had $1.7 million of current unbilled receivables and $2.3 million of non-current unbilled receivables.

Cash Flows from Operating Activities

Net cash (used in) or provided by operating activities was $(351,000) and $188,000 during the three months ended March 31, 2008 and 2007, respectively. For the three months ended March 31, 2008 and 2007, cash provided by net income of $947,000 and $1.1 million, respectively, was adjusted to $757,000 and $1.4 million, respectively, by non-cash items (depreciation, amortization, gains and losses on foreign exchange, stock-based compensation, provisions for doubtful accounts, warranty reserves and excess and obsolete inventory) totaling $(190,000) and $259,000, respectively.

Within changes in assets and liabilities, changes in accounts and unbilled receivables used $(469,000) in cash in the three months ended March 31, 2008 compared to $(1,343) used in the three months ended March 31, 2007 due to a 28%, or $2.0 million increase in net sales offset with the timing of invoices for large projects at the end of the period. Changes in inventory used $(1.6) million in cash in the three months ended March 31, 2008 compared to $(78,000) used in the three months ended March 31, 2007 primarily as a result of the growth of our business. Changes in prepaids used $(2.3) million in cash in the three months ended March 31, 2008 compared to $(14,000) used in the three months ended March 31, 2007 primarily resulted from professional fees related to our initial public offering. Changes in account payable, accrued expenses, deferred revenue and customer deposits provided $4.4 million in the three months ended March 31, 2008 compared to $5,000 provided in the three months ended March 31, 2007 due to the timing of payments and growth of our business. Changes in income taxes payable payable used $(1.1) million in the three months ended March 31, 2008 compared to $240,000 provided in the three months ended March 31, 2007 due to the timing of payments of taxes.

Net cash provided by (used in) operating activities was $(2.8) million and $822,000 for 2007 and 2006, respectively. The $3.7 million increase in net cash used in operating activities from 2006 to 2007 was primarily attributable to increases in accounts and unbilled receivables.

Within changes in assets and liabilities, changes in accounts and unbilled receivables used $(9.2) million in cash in 2007 compared to $(3.2) million used in 2006 due to the timing of invoices for large projects at the end of 2007, along with a 77%, or $15.4 million, increase in net sales for the year. Changes in inventory used $(2.0) million in cash in 2007 compared to $(960,000) in 2006 primarily as a result of the growth of our business. Changes in accounts payable provided $583,000 in 2007 compared to $270,000 in 2006 due to the timing of payments. Changes in accrued liabilities provided $214,000 in 2007 compared to $1.0 million in 2006, primarily due to timing of payments. Changes in deferred revenue provided $343,000 in 2007 compared to $115,000 in 2006, primarily due to increased sales.

Net cash provided by (used in) operating activities was $822,000 in 2006 and $(694,000) in 2005. The $1.5 million decrease in net cash used in operating activities from 2005 to 2006 was primarily attributable to a $1.5 million increase in net income.

Within changes in assets and liabilities, changes in accounts and unbilled receivables used $(3.2) million in cash in 2006 compared to $(3.1) million in 2005. Changes in inventory used $(960,000) in cash in 2006 compared to $(901,000) in

2005 primarily as a result of the growth of our business. Changes in accounts payable provided $270,000 in cash in 2006 compared to $346,000 in 2005 due to the timing of payments. Changes in accrued liabilities provided $1.0 million in cash in 2006 compared to $(23,000) in 2005, primarily due to increased accrued bonuses and deferred revenue. Changes in deferred revenue provided $115,000 in cash in 2006 compared to $30,000 in 2005, primarily due to increased business.

Cash Flows from Investing Activities

Cash flows from investing activities primarily relate to capital expenditures to support our growth, as well as increases in our restricted cash used to collateralize our letters of credit.

Net cash provided by (used in) investing activities was $1.5 million and $441,000 in the three months ended March 31, 2008, and 2007, respectively. The increase in net cash provided by investing activities was primarily attributable to the availability of restricted cash that was previously used to offset various letters of credit.

Net cash provided by (used in) investing activities was $(2.0) million in 2007, $(511,000) in 2006 and $(1.0) million in 2005. $1.0 million of the increase in net cash used in investing activities from 2006 to 2007 was attributable to the increase in restricted cash balances along with $918,000 used for the purchase of property and equipment. The decrease in net cash used in investing activities from 2005 to 2006 was primarily attributable to fewer purchases of property, plant and equipment.

Cash Flows from Financing Activities

Net cash provided by (used in) financing activities was $488,000 and $(450,000) in the three months ended March 31, 2008 and 2007, respectively. The change in cash flows in financing activities was primarily attributable to the repayment of a promissory note by a shareholder in the amount of $518,000.

Net cash provided by financing activities was $5.1 million in 2007 and net cash used was $(530,000) in 2006. Net cash provided by financing activities was $1.9 million in 2005. The increase in net cash provided by financing activities in 2007 was primarily attributable to our issuance of common stock in a private placement.

We believe that our existing cash balances, together with the anticipated net proceeds from this offering and cash generated from our operations, will be sufficient to meet our anticipated capital requirements for at least the next 12 months. However, we may need to raise additional capital or incur additional indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, if any, the expansion of our sales and marketing and research and development activities, the timing and extent of our expansion into new geographic territories, the timing of introductions of new products and the continuing market acceptance of our products. Although we currently are not a party to any agreement or letter of intent with respect to potential material investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Contractual Obligations

The following is a summary of our contractual obligations as of March 31, 2008 (in thousands):

	Payments Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Notes payable	$729	$172	$472	$85	$—
Operating lease obligations	862	411	451	—	—
Capital lease obligations (including interest)*	120	50	70	—	—

Total	$1,691	$633	$993	$85	$—

*	Present value of net minimum capital lease payments is $92, as reflected on the balance sheet.

In the course of our normal operations, we also entered into purchase commitments with our suppliers for various key raw materials and component parts. The purchase commitments covered by these arrangements are subject to change based on our sales forecasts for future deliveries. As of March 31, 2008 and December 31, 2007, purchase commitments with our suppliers were approximately $7.3 million and $8.1 million, respectively.

This table excludes agreements with guarantees or indemnity provisions that we have entered into with, among others, customers and OEMs in the ordinary course of business. Based on our historical experience and information known to us as of March 31, 2008, we believe that our exposure related to these guarantees and indemnities as of March 31, 2008 was not material.

Supplier Concentration

Certain of the raw materials and components that we use in the manufacturing of our products are available from a limited number of suppliers. We do not enter into long-term supply contracts with these suppliers. For instance, we purchase the ceramic components for the PX device pursuant to standard purchase orders that specify the quantity and price of various component parts to be delivered over a three-month period. We then update the pricing and quantity of our purchase orders based upon our most current forecast on a quarterly basis. Shortages could occur in these essential materials and components due to an interruption of supply or increased demand in the industry. If we are unable to procure certain of such materials or components, we would be required to reduce our manufacturing operations, which could have a material adverse effect on our results of operations.

For the three months ended March 31, 2008, four suppliers represented approximately 73% of our total purchases. As of March 31, 2008, approximately 54% of our accounts payable were due to these suppliers. For the three months ended March 31, 2007, three suppliers represented approximately 69% of our total purchases.

For 2007, 2006 and 2005, three suppliers represented approximately 66%, 71% and 62%, respectively, of our total purchases. As of December 31, 2007 and 2006, approximately 60% and 77%, respectively, of our accounts payable were due to these suppliers.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purpose.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In February 2008, the FASB issued FASB Staff Position 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, or FSP 157-1, and FSP 157-2, Effective Date of FASB Statement No. 157, or FSP 157-2. FSP 157-1 amends SFAS 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for us beginning in the first quarter of 2008. The adoption of SFAS 157 for financial assets and financial liabilities in the three months ended March 31, 2008 did not have a significant impact on our consolidated financial statements. We are currently evaluating the impact that SFAS 157 will have on our consolidated financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. SFAS 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS 159 is effective for us beginning in the first quarter of 2008. The adoption of SFAS 159 did not have an impact on our consolidated financial statements.

In June 2007, the FASB ratified EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, or EITF 07-3. EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as assets and the payments to be expensed when the research and development activities are performed. EITF 07-3 applies prospectively to new contractual arrangements entered into beginning in the first quarter of 2008. Prior to adoption, we recognized these non-refundable advance payments as an expense upon payment. The adoption of EITF 07-3 did not have a significant impact on our consolidated financial statements.

In December 2007, the SEC issued SAB 110 to amend the SEC’s views discussed in SAB 107 regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS 123R. SAB 110 is effective for us beginning in the first quarter of 2008. As of December 31, 2007, we did not use the simplified method and the adoption of SAB 107, as amended by SAB 110, did not have an impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, or FAS 141(R). FAS 141(R) will change how business acquisitions are accounted for. FAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. The adoption of FAS 141(R) is not expected to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 160 is not expected to have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Risk

Most of our sales contracts have been denominated in United States dollars, and therefore our revenue historically has not been subject to foreign currency risk. As we expand our international sales, we expect that an increasing portion of our revenue could be denominated in foreign currencies. As a result, our cash and cash equivalents and operating results could be increasingly affected by changes in exchange rates. Our international sales and marketing operations incur expense that is denominated in foreign currencies. This expense could be materially affected by currency fluctuations. Our exposures are to fluctuations in exchange rates for the United States dollar versus the Euro. Changes in currency exchange rates could adversely affect our consolidated operating results or financial position. Additionally, our international sales and marketing operations maintain cash balances denominated in foreign currencies. In order to decrease the inherent risk associated with translation of foreign cash balances into our reporting currency, we have not maintained excess cash balances in foreign currencies. We have not hedged our exposure to changes in foreign currency exchange rates because expenses in foreign currencies have been insignificant to date, and exchange rate fluctuations have had little impact on our operating results and cash flows.

Interest Rate Risk

We had cash and cash equivalents totalling $1.9 million, $240,000, $42,000 and $261,000 at March 31, 2008 and December 31, 2007, 2006 and 2005, respectively. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value as a result of changes in interest rates due to the short term nature of our cash equivalents and short-term investments. Declines in interest rates, however, would reduce future investment income.

INDUSTRY

The demand for fresh water continues to escalate, driven by the need for drinking water to satisfy the world’s growing population, changing weather patterns, an increasing need for water for agriculture and industry and the concentration of populations in urban areas that lack sufficient fresh water resources. For example, according to the World Water Council, approximately 260 gallons of water are needed to produce 2.2 pounds of wheat and 3,380 gallons of water are needed to produce 2.2 pounds of beef. The power industry is also a large consumer of water, as water is critical to the cooling processes used in fossil fuel and nuclear plants and in the production of biofuels. The United Nations Population Fund expects the global consumption of water to double every 20 years. A study conducted by the International Water Management Institute projects that by 2025, 33% of the population of the developing world will face severe water shortages. The uneven geographic distribution of fresh water supplies compounds this problem. Even in water-rich nations, population growth, environmental regulation and irrigation needs are placing constraints on existing water resources.

The United Nations Environmental Program estimates that by 2010, 80% of the world’s population will live within 100 kilometers of a sea coast. With the growth of population centers along coastal areas and improvements in technology, desalination, once a luxury of oil-rich Middle Eastern countries and large-scale resorts, is rapidly becoming an economically viable alternative in many regions where traditional fresh water sources are becoming increasingly stressed. According to the February/March 2008 issue of International Desalination & Water Reuse Quarterly, there are approximately 14,000 desalination plants installed worldwide. Global Water Intelligence, or GWI, estimates that as of December 31, 2005, there were 39.9 million cubic meters per day of installed capacity, and that the growth in the market for new total desalination capacity should increase by approximately 13% per year from 2005-2015. We expect SWRO’s share of new total desalination capacity to grow in excess of the overall industry growth rate particularly due to higher energy costs.

Desalination is the process of removing salt and other minerals and solids from water. The process is most commonly used to derive fresh water from sea water or brackish water. Brackish water is water that has more salinity than fresh water, but not as much as sea water, and is found in certain lakes, marshes, deltas, rivers and bays. The higher the salinity of the source water, the greater the energy required in the desalination process. We target the sea water segment of the desalination industry, which is the dominant segment of the market. More specifically, we operate primarily in the sea water reverse osmosis, or SWRO, sector of the sea water desalination market.

Desalination Market by Feedwater

Source: GWI, Desalination Markets 2007

Sea Water Desalination

Currently there are two basic methods of sea water desalination:

•	thermal, which uses heat to evaporate fresh water from salt water; and

•	SWRO, which uses high pressure to drive salt water through membranes, leaving concentrate behind.

The choice of processes depends largely on the cost of power. Thermal processes require more energy than SWRO processes because of the high energy required to boil water. Advances in SWRO processes, such as the use of more efficient energy recovery devices and membranes, have dramatically decreased the associated energy cost, making it the preferred method in regions where energy costs are high.

Thermal Desalination

Thermal desalination is the process of boiling water and condensing the vapor into fresh water. Because thermal desalination processes are energy intensive, the process is generally only viable for large-scale plants built primarily in oil-rich regions such as the Middle East where the cost of power is low. Although in recent years thermal technologies have evolved to require less net power consumption, these advances have not been able to achieve the reduced levels of energy consumption associated with SWRO. As a result, thermal plants continue to be constructed primarily in regions with low energy costs.

SWRO Desalination

SWRO desalination uses high pressure to drive fresh water from sea water through reverse osmosis membranes. The pressure required for this process depends upon the permeability of the membranes and salinity of the water. As an example, brackish water desalination requires less pressure than sea water desalination due to its lower salinity. Technology advances have increased membrane permeability, lowering the pressure required while improving salt filtration. However, without an energy recovery device a significant amount of energy would be lost in the reject stream. Effective recovery of the energy contained within the reject stream has made the SWRO process significantly more energy efficient and economically attractive. The evolution of energy recovery devices for SWRO began with the use of the Pelton wheel in 1984, followed by the hydraulic turbocharger in 1992 and most recently isobaric technologies, including our PX device, which became commercially available in 1997.

SWRO versus Thermal

Declining SWRO desalination costs due to improved technology and increasing energy costs have made SWRO desalination the preferred method of water production in regions where the cost of energy is high and fresh water is scarce. Consequently, according to GWI, the share of total new contracted desalination capacity using SWRO has increased from approximately 42% in 1999 to approximately 71% in 2006, and is expected to continue to increase.

The surge in desalination project activity since 1990 is primarily due to advances in SWRO technology, including energy recovery devices and membranes, which have significantly reduced the cost of producing fresh water from sea water. According to GWI, using SWRO technology, the cost of producing a cubic meter of fresh water from sea water, which averaged approximately $10 per cubic meter in the mid-1960’s, had dropped to as low as $0.46 per cubic meter by 2005. As shown below, energy costs associated with the SWRO process are approximately 50% less than those associated with the traditional thermal desalination process.

Relative Operating Costs of the Desalination Process as of 2006

Source: GWI, Desalination Markets 2007

Energy Recovery Devices

Wheel Technology

When SWRO was first commercialized on a large scale in 1984, engineers used existing water wheel technology, the Pelton wheel, which was first developed in 1880 in connection with gold mining, to recover the pressure energy from the reject stream. The Pelton wheel works by directing the high-pressure reject stream at a bucket wheel mounted on the same shaft as the high-pressure feed water pump, thereby recycling energy back into the SWRO process. However, as energy is transferred from the reject stream back into the feed water stream utilizing the Pelton wheel and pump system, energy is lost.

In the late 1980’s, the hydraulic turbocharger was developed as an alternate energy recovery device for SWRO plants. Similar to the Pelton wheel, the hydraulic turbocharger uses a turbine to recover energy and transfers the energy back into the SWRO process with a high-pressure pump. While the hydraulic turbocharger was slightly more efficient than the Pelton wheel because of its higher rotating speed, it suffered from similar inefficiencies due to similar design characteristics.

Isobaric Technology

In 1975, the first isobaric technology device was piloted in Bermuda. In contrast to the Pelton wheel and turbocharger technology, isobaric technology employs a pressure equalizing method to transfer energy from the membrane reject stream directly to the membrane feed stream, bypassing the need to convert energy from the high pressure rejection stream into mechanical form. This direct positive displacement approach results in significantly higher transfer efficiency rates.

During the 1990’s, the Dual Work Exchanger Energy Recovery, or DWEER, was developed and initially used in the manufacturer’s SWRO plants in the Caribbean as a slow cycle isobaric energy recovery device. According to its manufacturer, Calder AG, the DWEER system attains efficiency rates of up to 97%. The DWEER system utilizes a piston and valve system in a high pressure batch process with large pressure vessels, similar to a steam locomotive, to capture and transfer the energy lost in the membrane reject stream. While the DWEER attains high rates of efficiency, it suffers from its large size, mechanical complexity with numerous moving parts that undergo millions of cycles per year, and corrosion potential due to its metal composition.

In early 1997, we introduced the initial version of our energy recovery device, the PX. In November 1997, we introduced and marketed our first ceramic-based PX device. Our PX device represented an advance in the available technology by utilizing ceramic construction and a rotating chamber design with only one moving part.

Desalination Growth Regions

Significant growth is forecasted in the broader desalination industry, which includes sea water, brackish and all other types of feedwater. According to GWI, countries such as Australia, Algeria, China and India are expected to achieve compound annual growth of at least 20% from 2005 to 2015.

Projected Desalination Installed Capacity—All Feedwater Types (2005-2015)

Source: GWI, Desalination Markets 2007

Middle East and North Africa

The Middle East dominates the desalination industry, accounting for approximately 70% of total contracted capacity in 2005, according to GWI 19th Annual Desalting Plant Inventory. As reported by ULTRAPURE WATER, the Arab states alone will need to spend $100 billion on desalination over the next 10 years. During 2007, several SWRO plants were contracted in Kuwait, Oman, Israel and the United Arab Emirates. Algeria and Saudi Arabia accounted for almost half of 2005 contracted capacity. All of Algeria’s 2005 contracted capacity was SWRO while Saudi Arabia’s SWRO capacity made up 17% of its total 2005 contracted capacity. This statistic demonstrates that in many oil rich Middle East countries traditional thermal desalination persists due to the abundance of subsidized power.

The recent emergence of large SWRO desalination plant projects in the Middle East, such as Al Fujairiah in the United Arab Emirates (170,000 cubic meters per day) and Shoiaba in Saudi Arabia (150,000 cubic meters per day), may demonstrate the beginning of a shift to SWRO, even where power has been historically inexpensive. Thermal desalination plants, typically located adjacent to power plants, pose an efficiency constraint for power generators. Power generators that would otherwise reduce power generation during off-peak seasons to cut costs, must continue operating at peak because the thermal desalination process necessitates continuity of operations. Many Middle East operators are turning to hybrid SWRO/thermal plants to accommodate off-peak usage periods. In addition, high maintenance and building costs associated with thermal plant construction may shift preferences to SWRO plants which are less expensive to build and operate. Specifically, thermal desalination plants are constructed of nickel/chromium based alloy metals to avoid corrosion, and these metals have experienced price increases in recent years.

Algeria is currently one of the most active desalination markets outside the Persian Gulf region. GWI predicts that Algeria will install 2.6 million cubic meters per day by 2010 and 4.5 million cubic meters per day by 2015.

Europe

The most significant European market to date has been Spain. Spain utilizes SWRO plants built by large Spanish EPC consortiums. Spain’s Plan Hidrológico Nacional, which initially favored transferring water from the Ebro River to Spain’s dry southern Mediterranean coast, changed its strategy in 2004 in favor of the construction of multiple SWRO desalination sites under a fast-track development program called Acuamed.

United States

While the U.S. market currently utilizes reverse osmosis primarily for brackish water, 1.2 to 1.7 million cubic meters of SWRO capacity are under consideration, according to GWI. However, permits, environmental impact studies and project financing present steep initial hurdles for U.S. municipalities. The most promising regions for SWRO are populated coastal areas, particularly California, Texas and Florida. California, in particular, is a potential locus for SWRO desalination. Population growth on the West Coast and environmental pressures place continued strain on the Colorado River.

The Affordable Desalination Collaboration, or ADC, project seeks to demonstrate to California municipalities that with state of the art technology, SWRO desalination is a cost effective alternative to traditional water sources. ADC also promotes the use of the PX technology in SWRO water projects.

Asia Pacific

Australia, China and India all represent large-scale SWRO opportunities. Asia Pacific countries have large populations in water stressed regions that border oceans. In particular, India, with its high population growth, offers a significant SWRO opportunity due to an accelerated use of water for irrigation, rapid industrialization and improving living standards. At the same time, existing water resources are diminishing. According to GWI, India currently accounts for 31% of the Asia Pacific region’s contracted capacity.

In Australia, drought has played a significant role in the political decision to move forward on large SWRO plants. Australia’s major population centers border the coast. The commissioning of a desalination plant in Perth (143,000 cubic meters per day) marked a major milestone for Australia. According to GWI, Australia built approximately 100,000 cubic meters per day of new capacity in the 2001–2005 period, and it is expected to add approximately 1.4 million cubic meters per day between 2006 and 2010.

GWI expects that China’s desalination capacity will grow approximately 24% per annum from approximately 600,000 cubic meters per day in 2005 to over 5.3 million cubic meters per day by 2015. As the Chinese economy moves towards a free market, the water sector is expected to operate on a more commercial basis. For example, in Shanghai and Pudong the water utilities have become privatized. We believe that as such privatization continues, considerations of water production costs will lead to the commissioning of further SWRO plants that utilize our PX technology. Over the last five years, our PX device was selected for 14 new SWRO plants, which we believe represent a majority of the new SWRO plants commissioned during the same period.

BUSINESS

Overview

We are a leading global developer and manufacturer of highly efficient energy recovery devices utilized in the rapidly growing water desalination industry. We operate primarily in the sea water reverse osmosis, or SWRO, segment of the industry. SWRO uses pressure to drive salt water through filtering membranes to produce fresh water. Energy recovery devices have increased the cost-competitiveness of SWRO desalination compared to other means of fresh water supply and has enabled the ongoing rapid growth of the SWRO segment of the desalination industry worldwide. Our primary product, the PX Pressure Exchanger, or PX, helps optimize the energy intensive SWRO process by recapturing and recycling up to 98% of the energy in the high pressure reject stream, thereby reducing energy consumption by an estimated 60% as compared to a plant without any energy recovery devices.

We believe that the proven benefits of our proprietary technology have made us a leader in the SWRO energy recovery market due to the following:

•	Up to 98% energy recovery efficiency. The PX device achieves high efficiency by minimizing energy loss. The tight fit between the ceramic components in a PX device minimizes leakage inside the device. In addition, the flow paths through the device are relatively open such that losses due to friction are minimized. Because losses are minimized, the energy output of the PX device is only slightly less than the energy input. This ratio is measured in terms of efficiency.

•	Proprietary design employing only one moving part. The only moving part in the PX device is the ceramic rotor, which is surrounded by a ceramic sleeve and two end covers. The narrow gap between the rotor and surrounding components fills with high-pressure water which serves as a nearly frictionless hydrodynamic bearing. The combination of the extreme durability of ceramic and the low-friction bearing design results in very little wear over time.

•	Corrosion resistant, highly durable ceramic composition. The advanced ceramic material used in the PX device is corrosion resistant, rigid and three times stronger than steel. This allows us to design the rotor and the sleeve to have and maintain narrow clearances despite the high operating pressures to which these devices are exposed and speeds at which they operate. These narrow clearances allow sea water to act as a lubricant, minimizing wear and leakage losses.

•	Small footprint, modular design and system redundancy. Our PX devices are available in a range of standard product sizes. Higher capacities are achieved by arranging multiple devices in parallel. Customers specify the number of devices necessary for a given application, and additional capacity is provided by adding units. Further, due to the parallel arrangement of the PX devices, if one PX unit in an array should fail, the desalination plant can continue to operate.

•	Lower life cycle cost versus competitors. Some of our competitors may price their energy recovery devices below that of our product. However, because of the PX device’s high efficiency, durability, corrosion resistance, and modular design that allows for system redundancy, resulting in minimal plant shutdowns for PX device maintenance, we believe our product is the most cost effective energy recovery device alternative in the long term.

The PX device uses highly durable, ceramic components to capture and recycle the energy that otherwise would have been lost in the high pressure reject stream of the SWRO process and applies it to the low pressure sea water feed stream. The PX device has become a leading energy recovery solution in the sea water desalination industry, installed in over 300 desalination plants and specified in plant designs by over 60 original equipment manufacturers, or OEMs, and engineering, procurement and construction, or EPC, firms worldwide. We estimate that PX devices shipped as of December 31, 2007 will reduce electricity consumption in SWRO desalination plants by approximately 300 megawatts relative to comparable plants with no energy recovery devices. Assuming a rate of $0.08 per kilowatt hour, the deployment of PX devices in plants that otherwise had no energy recovery devices would result in annual electricity cost savings of approximately $210 million in the aggregate, which would equate to a reduction in carbon dioxide emissions of approximately 1.5 million tons per year.

Our successful market penetration has resulted in a rapidly increasing installed base of PX devices globally, which we expect to lead to aftermarket part replacement and service opportunities. We also manufacture a line of booster pumps for use in conjunction with same models of the PX device. As of March 31, 2008, we had shipped over 4,000 PX devices to desalination plants worldwide, including in China, Europe, India, Australia, Africa, the Middle East, North America and the Caribbean.

We design, manufacture and sell various PX models to serve a range of SWRO process flow rates for various plant designs and sizes. With respect to large desalination plants (greater than 50,000 cubic meters, or 13.2 million gallons, per day capacity), we sell our products to international EPCs, and with respect to smaller desalination facilities (fewer than 50,000 cubic meters per day capacity) we sell our products to OEMs for installation in hotels, power plants and municipal facilities. Our research, development and manufacturing facility is located in the San Francisco Bay technology corridor, and we have direct sales offices and technical support centers in many key desalination markets, including Madrid, Dubai, Shanghai and Fort Lauderdale.

Our Strengths

•	Unique and efficient product. Our uniquely designed product offers several significant benefits to our customers and advantages over competing products. We manufacture the only commercially available rotary isobaric energy recovery device, which we believe is more effective at recovering and recycling energy than any other commercially available energy recovery device. The PX device incorporates highly-engineered corrosion resistant ceramic parts and a modular design that minimizes product maintenance and helps prevent plant shutdowns. Our rotary device has only one moving part and a continuous flow design, which complements the continuous flow of the SWRO process. This contrasts with competing isobaric energy recovery devices that utilize an alternating flow process with various moving parts more susceptible to wear, and which may require plant shutdowns for maintenance and part replacement. We believe these unique benefits lead to lower life cycle costs than competing products.

•	Leading position in a rapidly growing industry. The combination of decreasing fresh water supplies, increasing fresh water demand and declining SWRO desalination costs is driving growth in the SWRO desalination industry. SWRO is the fastest growing segment of the desalination market, and we believe we are the largest global supplier of energy recovery devices for SWRO plants exceeding a capacity of 15,000 cubic meters per day. According to GWI, the share of total new contracted sea water desalination capacity using SWRO has increased from approximately 42% in 1999 to approximately 71% in 2006.

•	Rapid growth. Our net revenue increased from $4.0 million in 2003 to $35.4 million in 2007, representing a compound annual growth rate of 72%, driven by the rapid growth of the SWRO desalination industry and our increased penetration of this market. Our sales growth has enabled us to leverage our existing manufacturing cost base. We are developing several new products to provide additional cost and performance advantages. Additionally, as our installed base of PX devices ages and the number of installed units increases, we expect sales of replacement PX parts and services to increase.

•	High barriers to entry. Historically, there has been a slow adoption rate for new technologies in the desalination industry. We have spent the last 11 years penetrating the market and establishing our company and product with major industry participants. Over this period, our PX device has been increasingly adopted into the standard plant specifications of many of the leading SWRO desalination plant designers. We have five U.S. and nine international counterpart patents covering specific design features of the PX device. In addition, we have developed significant know-how related to ceramic processing methods essential to the manufacturing, reliability and performance of the PX device.

•	Diversified international blue chip customer base. Currently, most of our revenue has been derived from sales to large EPCs such as Acciona Water, Doosan Heavy Industries, Geida and GE Ionics. In addition, our products are specified in plant designs by over 60 OEMs and EPCs worldwide and have sold PX devices to approximately 250 other customers, including small and mid-tier OEMs, hotel operators, power plants and municipalities.

•	Strong, experienced management team. Our senior management team has significant industry experience in the design, construction and operation of SWRO desalination plants and the filtration industry. Our chief executive officer, G.G. Pique, joined us in 2000 after serving for seven years as the group vice president Latin America of US Filter Corporation (subsequently acquired by Vivendi) and has over 30 years of experience in the water treatment industry. He has built the management team, driven the “customer first” corporate culture and engineered the strategy leading to global acceptance of PX technology.

Our Strategy

•	Increase market penetration. We actively work with EPCs and OEMs to specify our PX device in the designs of their SWRO desalination plant. For example, we believe our PX device is gaining acceptance in the Middle East where SWRO continues to displace thermal desalination, and we are very active in China where our PX device has been installed in 28 desalination plants. To further our market penetration, we are also expanding our existing sales channels and coverage footprint through new strategic hires and by increasing our product offerings. Additionally, we are continuing to increase the awareness of our technology through technical papers, trade shows, seminars, industry publications and trade association memberships.

•	Continue to broaden our product portfolio. We are developing new products that should continue to grow our market share and meet the increasing demands of our clients. As the SWRO market moves towards increasingly larger desalination plants, we are developing products designed to address these larger volume plants. Specifically, we have developed a product, the PX-1200 Titan, that is expected to provide a five-fold increase in water flow capacity from that of our largest current PX device. For customers who are more sensitive to up-front costs and who operate smaller plants, we are developing the Comp PX device. We also intend to expand our product portfolio to include additional circulation/booster pumps (internal or private label) and a bundled turnkey solution for customers that would include both a PX device and pump.

•	Increase our aftermarket sales. Over time, components of our PX device will need to be repaired or replaced. Thus, as our installed base of PX devices ages and the number of installed units increases, we expect aftermarket sales of replacement PX parts and services to increase. We are also considering formulating a service contract model and strategic stocking centers to help drive additional aftermarket sales.

•	Capitalize on growth opportunities in alternative power and other emerging sectors. We are diversifying our energy recovery offerings to capitalize on growth opportunities in emerging sectors. For example, osmotic power generation utilizes a process similar to that of SWRO and is a clean, alternate source of power currently under development. We are participating in an osmotic power pilot test facility being designed by a European utility company that may use PX technology. In addition, the PX device could potentially be applied in any process that has a high-pressure waste stream including chemical and petroleum processing. Also, participants in the growing brackish water reverse osmosis desalination market are increasingly interested in reducing energy consumption through the use of energy recovery devices such as our PX device.

Products and Services

Our core product, the PX, is an energy recovery device employed within SWRO desalination systems. The PX device utilizes the principle of positive displacement and isobaric chambers to achieve an extremely efficient transfer of energy from a high-pressure waste stream, the reject stream, to a low-pressure incoming feed stream, effectively recycling energy that otherwise would have been lost.

Our PX device uses a cylindrical rotor with longitudinal ducts parallel to its rotational axis to transfer the pressure energy from the reject stream directly to the feed stream. The rotor spins inside a sleeve between two end covers with port openings for low and high pressure. The low-pressure side of the rotor fills with sea water while the high-pressure side discharges sea water. The rotational action of the PX device is similar to that of a Gatling machine gun and is refilled with new sea water cartridges while rotating around a central axis. A liquid piston moves back and forth inside each duct, significantly minimizing mixing between the reject water and incoming sea water streams.

The flow diagram below depicts how our PX device takes pressure energy from the reject stream and recycles it back to the desalination process at up to 98% efficiency.

We produce a variety of PX models to suit the design and capacity needs of various SWRO plants. We also manufacture a line of booster pumps for use in conjunction with PX devices to service flows up to 300 gallons per minute, or gpm.

Current Products

65-Series PXs

The PX-220 has been our flagship product. However, we expect the recently introduced PX-260 to become our flagship product in late 2008. The 65-Series PX product line, named for the diameter of the rotor, includes the following models:

Model	Capacity

PX-260	220–260 gpm (48–58 m3/hr)
PX-220	180–220 gpm (41–50 m3/hr)
PX-180	140–180 gpm (32–41 m3/hr)

The 65-Series is designed for SWRO plants with production capacities greater than 120 gpm (650 m3/day). PX devices are manifolded together into trains to achieve unlimited capacity ranges.

4S-Series PXs

The 4S-Series devices are designed for plants with production capacities in the range of 25 to 300 gpm (140 to 1,600 m3/day). The current product line includes the following models:

Model	Capacity

PX-140S	90–140 gpm (20–32 m3/hr)
PX-90S	60–90 gpm (14–20 m3/hr)
PX-70S	40–70 gpm (9–16 m3/hr)
PX-45S	30–45 gpm (7–10 m3/hr)
PX-30S	20–30 gpm (4–7 m3/hr)

Booster Pumps

Our PX booster pumps are suitable for SWRO plants with production rates ranging from approximately 25 to 300 gpm (140 to 1,600 m3/day). Each of the following series of booster pumps has two models to cover the pressure range and flow requirements of that series. Our current product line includes the following series:

Series	Capacity

HP-2400	150–300 gpm (34–68 m3/hr)
HP-1250	80–170 gpm (18–39 m3/hr)
HP-8500	30–110 gpm (7–25 m3/hr)

New Products and Products in Development

We recently have developed and commercially released several new products. In addition, we are currently developing several new products for possible commercial release in 2009 and 2010.

PX-260

We launched the PX-260 in late 2007. The PX-260 utilizes the same vessel as the PX-220 but incorporates new ceramic designs and internal components. The PX-260 will provide higher capacity while achieving similar efficiency as the PX-220. We expect a number of customers who are currently using the PX-220 in their SWRO processes to purchase the PX-260 for their future projects. However, because of the six to 16 month sales cycle, we do not expect to ship the first large volume orders of the PX-260 until the fourth quarter of 2008.

PX-30S

We have recognized the need to supply units for pilot projects, typically mandated by large municipal water projects. The PX-30S was designed as a test unit and entry point to gain the approval and acceptance of large municipal projects. With only a 4-inch rotor, the PX-30S allows a municipal water operator to achieve the same efficiency as our larger recovery devices, except on a smaller scale. The PX-30S, launched in October 2007, is also expected to serve as an attractive solution for smaller SWRO plants, particularly marine-based and solar-powered units.

Brackish PXs

We have developed and recently introduced a new line of brackish PX devices that takes advantage of the less stringent requirements of brackish water applications. Because less pressure is required to desalinate brackish water, brackish water reverse osmosis, or BWRO, requires less power than SWRO. Our new line of brackish PX devices should help us be competitive in the BWRO market.

Comp PX

We are developing a new PX device designed for customers who are more sensitive to up-front costs and who operate small plants or are in regions where energy costs are low. The device will not have the same durability as our current devices. The Comp PX is expected to be available in 2009.

PX-1200 Titan

We expect to commercially deploy the PX-1200 Titan, which is a 1,200 gpm (273 m3/hr) PX device, in 2010 or later. The following highlights some of the PX-1200 Titan’s primary features:

•	five-fold increase in capacity compared to the PX-260;

•	simple four-point hookup;

•	scalability in cost and pricing; and

•	simplicity of installation.

The PX-1200 Titan is intended to meet the requirements of the increasingly larger SWRO desalination facilities scheduled to be built in the near future.

Private Label Pump

We currently manufacture and sell a line of booster pumps for plants with production rates ranging from 25–300 gpm. We are evaluating a strategic expansion of our product portfolio by offering larger capacity private label booster pumps to our customers. We would outsource production of the pumps to one or more specialized pump manufacturers. This would provide our customers a one-stop shop solution for their energy recovery requirements.

Aftermarket Services and Sales

Due to the importance of the PX device in the operation of the plant, we have full-time employees and factory-trained contractors who perform engineering support and technical service functions on a global basis. As our installed base of PX devices ages and the number of installed units increases, we expect aftermarket sales of replacement PX parts and services to increase. We are also considering formulating a service contract model and strategic stocking centers to help drive additional aftermarket sales.

Future Market Opportunities

Leasing Model

While we have occasionally offered leasing options for PX products, we are evaluating a wide range of leasing models with potential strategic partners. A PX lease structure could comprise a lease of only the ceramics portion of an energy recovery solution or, alternatively, encompass an entire energy transfer center, which would include the manifold, booster pump and potentially, a high-pressure pump/motor.

SWRO Pump Bay

We currently build and market a line of booster pumps for plants with production rates up to 300 gpm. The addition of a full range of booster pumps to 1,200 gpm and above would complement the entire product suite of PX devices, providing an additional revenue opportunity. These booster pumps would enable us to offer our customers a fully integrated energy recovery solution, which would allow our customers to reduce implementation time. The addition of booster pumps to complement larger rotor PX devices could be achieved through in-house production or, alternatively, through a strategic venture with an outside manufacturer.

Osmotic Power (Forward Osmosis)

A potential future technology, osmotic power, could also utilize PX devices. Osmotic power generates power by capturing the natural energy generated as fresh water is drawn into salt water, or forward osmosis. This occurs whenever there is a large source of fresh water in proximity to a large body of salt water, such as the Scandinavian fjords, the Salton Sea in California, the Great Salt Lake in Utah or the Dead Sea in Israel. We are currently in discussions with a European utility company that is designing an osmotic power pilot test facility that may use PX technology.

Sales and Marketing

As of March 31, 2008 our sales force consisted of 14 employees. We have sales representatives located in Spain, China, the United States and the United Arab Emirates. They are compensated with both a base salary and a commission based on a percentage of the gross profit generated by their sales. We occasionally use outside sales agents who receive a commission when the purchase price is collected.

We sell the PX device through two main divisions which are aligned with our target markets. Our Agua Grande, or AG, division targets projects exceeding 50,000 cubic meters a day in overall capacity. Our OEM division targets projects with fewer than 50,000 cubic meters a day in overall capacity.

AG Target Customers

Sales to our AG customers is the fastest growing revenue source for our business. Each AG project typically represents a revenue opportunity ranging from $2 million to $7 million. These projects have an average sales cycle (time from initial project tender to the time the PX device is shipped to client) of six to 16 months. EPCs are the primary target market for our PX-220s and 260s and our forthcoming PX-1200 Titan device. With the current pipeline of new SWRO plants exceeding 50,000 cubic meters per day capacity, we expect these customers to continue to be our largest revenue generators. These large projects also provide the most significant revenue opportunities for aftermarket services through operating, maintenance and extended warranty sales.

Our AG customers primarily consist of large EPC firms primarily located in the United States and Europe. We recently established a sales and technical center in Madrid, Spain, in proximity to many of the large European EPCs. This new strategic location allows rapid response to the complex requirements of European EPC customers.

OEM Target Customers

This customer group is defined as small to medium sized SWRO projects (fewer than 50,000 cubic meters a day). Unlike the AG customers, this group is highly fragmented. OEM customers are further divided into small (5,000 cubic meters a day) and mid-tier (5,000–50,000 cubic meters a day) operators that purchase both standardized and custom-made SWRO packages used by hotel chains, large resorts, cruise ship terminals, island bottlers and industrial/power plants. Because OEM customers are located worldwide, we have placed our sales force and service support strategically to address customer needs.

This customer group represents an ideal retrofit opportunity for cost-conscious operators utilizing competing energy recovery devices with lower efficiency rates. Based on our experience, the OEM market has a much shorter sales cycle than the AG group, with a typical sales cycle of one to three months.

Marketing

Our marketing and promotional efforts are undertaken in a variety of channels:

•	Demonstration, Retrofit and Pilot Test Facilities. Many high-profile retrofit projects and pilot test facilities have demonstrated the tangible benefits of the PX device, increasing industry acceptance of our product. Upon commissioning in 2001, the Cyprus Dhekelia SWRO plant utilized the PX device in the largest isobaric train in the world. Our successful retrofit of the Dhekelia plant demonstrated to large international EPCs the efficiency and reliability of the PX device. Similarly, the Huntington Beach and Carlsbad (Poseidon/Dow FILMTEC) pilot test facilities in California provide us with conveniently accessible demonstration facilities to promote the benefits of the PX device to potential customers.

•	Technical Papers/Trade Shows. We have leveraged the technical talent of our chief technical officer, Dr. Richard Stover, to generate technical papers, which are presented at trade shows and published in international trade magazines and journals. These papers provide an efficient yet low cost vehicle for educating OEMs and other end users about positive displacement isobaric technology.

•	Seminars. We hold joint technical seminars with various industry participants on desalination solutions pertaining to core SWRO processes in an effort to disseminate information about the PX device.

•	Industry Publications/Trade Association Membership. We gain important exposure through advertising in well-known industry publications. Advertising of the PX device has consisted of advertisements in Desalination and Water Reuse Quarterly, Arab Water World, GWI, Everything About Water (India), Agua Latinoamerica, Filtration and Separation Technology, InfoEnviro (Spain) and the Technology of Water Treatment (China).

•	Interactive Website. We have developed a website focused on facilitating an understanding of PX technology, its economic benefits and practical applications. The suite of PX technical tools (The Power Model, SWRO Cost Estimator, ERI SIMtm SWRO Process Simulator and PX Animation) allows a potential user to review power consumption, cost and operation of the PX technology. We utilize our website as a management tool to provide content about our products and we track activity on our website.

In addition, we are a founding member, promoter and participant in the Affordable Desalination Collaboration, or ADC, a consortium of industry leaders, federal and state government agencies and water districts. ADC seeks to promote SWRO as an affordable, reliable and environmentally sound source of fresh water.

Customers

Currently, most of our revenue is generated from sales to large EPCs. In addition, as of March 31, 2008, our products had been cumulatively specified in plant designs by over 60 OEMs and EPCs worldwide and have sold PX devices to approximately 250 other customers, including small and mid-tier OEMs, hotel operators, power plants and municipalities.

A limited number of our EPC customers accounts for a substantial portion of our net revenue. Specifically, Acciona Water, Geida and its affiliated entities and Doosan Heavy Industries represented approximately 20%, 23% and 13% of our total sales in 2007, respectively, and GE Ionics and Geida and its affiliated entities accounted for approximately 18% and 11% of our total sales in 2006, respectively. In 2005, GE Ionics and Multiplex Degremont JV accounted for 19% and 17% of our total revenue, respectively. No other customer accounted for more than 10% of our total revenue during any of these periods.

In order to make customer support efficient, we maintain strategic satellite technical centers, located in Madrid, the United Arab Emirates, Shanghai, Perth and Fort Lauderdale. These technical centers support existing customers and aftermarket sales efforts for both EPCs who deal in large projects and small OEM customers across multiple continents and time zones. In addition, we support a troubleshooting hotline.

We offer customer service and support programs including PX technology education, design review, startup support and operator training. We regularly conduct “PX school” in California and many places around the world to upgrade the skills of designers and operators in the application of PX technology.

In addition, we provide a number of product support resources and services. These include operations and maintenance manuals, a maintenance training video and the “PX Simulator” factory and regional technical seminars. We also offer the “PX Power Model” SWRO energy consumption calculator, manifold, rack and instrumentation designs, project management, startup assistance and field service.

Manufacturing

All of our PX devices are assembled, packaged and shipped from our facility in San Leandro, California. We purchase ceramic components in an unfinished state from approved suppliers and perform the final finishing and assembly in-house to help protect the proprietary nature of our products.

Our manufacturing team collaborates with our technical team to execute production, wet testing and product delivery. Currently, we outsource production of all metal and composite components and initial processing of most of our ceramic components to outside vendors. Final finishing of all end covers, rotors and sleeves is performed in-house to help maintain the integrity of trade secrets and patents.

We presently run one shift per day to meet current and near-term expected demand. Increased work schedules, outsourcing and additional personnel could combine to increase manufacturing capacity significantly above current production levels. Critical end functions such as final testing and assembly are expected to remain in-house for the foreseeable future.

To avoid unnecessary inventory build-up and provide timely order fulfillment, our manufacturing team coordinates with our sales divisions to review sales forecasts and schedule production runs. Our manufacturing department generally maintains a four-week safety stock to meet any unforeseen shortfalls. We utilize an enterprise resource planning system to model for various production constraints. As manufacturing activity increases, a more advanced modeling system may eventually be needed to queue production runs and minimize inventory levels.

We use several strategies to optimize manufacturing efficiency and avoid costly downtime of both personnel and equipment:

•	Cross-training. Our manufacturing employees are cross-trained in different functionalities. This practice reduces downtime while creating a knowledge buffer to ensure a reliable production flow. As needed, additional personnel can be focused on specific time-sensitive tasks.

•	Collaboration. We emphasize new product development to keep us on the cutting edge of pressure exchange technology while continuously improving existing products.

•	Outsourcing. Outsourcing allows us to concentrate on the final in-house finishing and grinding of ceramic components. Key proprietary information is kept in-house, preventing technology from passing outside of our company. Our manufacturing capacity can increase throughput without requiring additional units of labor and equipment.

•	Multiple-vendor Strategy. To prevent supply chain disruption, improve supplier pricing concessions and ensure timely customer order fulfillment, we have expanded the scope of our vendor relationships. We utilize three outside ceramic vendors and are currently qualifying a fourth to establish an additional supplier of unfinished, PX-220/PX-260 rotors and sleeves. Because the ceramic components of our products are vital to the operation of our business, our selection of ceramic vendors entails a rigorous qualification process.

•	Quality Control. Purchased materials must conform to our design specifications, go through a thorough receiving inspection as specified in our quality procedures and be delivered with material certifications. A quality assurance inspection report is completed and accepted prior to any material being placed into inventory. Ceramic components are inspected for cracks and defects, as well as to ensure they meet exacting size and dimension specifications, following any in-house production operation. Critical components such as housings, ports and ceramic components are marked with serial numbers for traceability. Assembled PX and booster pump models and ceramic cartridges are subjected to specific performance testing to ensure they comply with our standards and customer requirements.

Research and Development

Continued investment in research and development is critical to our business. Over the past four years, our mechanical designs have been integrated into a single standardized design format aimed at facilitating knowledge redundancy. This redundancy benefits our technical team design tools, including finite element analysis and computational fluid dynamics modeling. Our technical team’s approach is targeted at establishing the necessary systems, procedures, tools and skills to foster new product innovation and accommodate a larger and more specialized staff, particularly as our technical needs grow.

The technical team serves as the knowledge base for dispersing technical information to other divisions and prospective customers. We also share our engineering drawings and designs with customers and vendors in an effort to promote industry knowledge and to continually improve our technology. As of March 31, 2008, our technical team consisted of eight employees.

We plan to continue to dedicate significant resources to these research and development efforts. Further, as we continue to expand internationally, we may incur additional costs to conform our products to comply with local laws and local product specifications.

Research and development expense totaled $1.7 million for 2007, $1.3 million for 2006 and $630,000 for 2005, and $509,000 and $389,000 for the three months ended March 31, 2008 and 2007, respectively.

Competition

The market for energy recovery devices in desalination plants is competitive and continually evolving. The PX device competes with slow cycle isobarics, Pelton wheels and hydraulic turbochargers. Pelton wheels and hydraulic turbochargers are used primarily in the OEM market in which we compete, and where customers are more sensitive to upfront prices. Slow cycle isobarics, and particularly the DWEER technology, are our main competition in the EPC market.

Our three primary competitors are Calder AG, Fluid Equipment Development Company and Pump Engineering Incorporated. Calder AG currently is the principal manufacturer of DWEER devices and Pelton wheels. Fluid Equipment Development Company and Pump Engineering manufacture hydraulic turbochargers. We expect competition to persist and intensify as the desalination market opportunity grows.

We believe that the principal factors of competition in our industry include device efficiency, price, innovation, customer service and durability. We believe that we compete favorably with respect to each of these factors. We differentiate our products from those of our competitors by having up to 98% energy recovery efficiency, a proprietary design employing only one moving part, a corrosion resistant, highly durable ceramic composition, smaller footprint, modular design and system redundancy, and lower life cycle cost. However, we cannot assure you that we will be able to compete successfully in the future against existing or new competitors, and increased competition may adversely affect our business.

Intellectual Property and Proprietary Rights

We rely on a combination of intellectual property rights, including patents, trade secrets and trademarks, as well as customary contractual protections.

We have five United States patents and nine international counterpart patents related to the PX device. The United States patents expire between 2011 and 2025, and the international patents expire at later dates. We have also applied for two additional United States patents and 14 international counterpart patents.

Our registered trademarks in the United States are “ERI,” the ERI logo, “Making Desalination Affordable,” “PX Pressure Exchanger” and “PX.” We also hold as trade secrets the specialized tooling, fixturing, instrumentation and processing techniques employed in the final production stages for ceramic components.

In addition, we generally control access to and use of our proprietary software and other confidential information through internal and external controls, including nondisclosure and assignment of intellectual property agreements with employees and contractors, and nondisclosure agreements with customers, and our online models and software are protected by United States and international copyright laws. We keep certain key proprietary manufacturing processes in-house to reduce the risk that they are not maintained as trade secrets. We have an array of security cameras in all manufacturing and office building to record and document access.

Employees

As of April 30, 2008, we had 65 employees consisting of 14 in corporate (administration and management), eight in engineering/research and development, 22 in manufacturing, four in customer support and 17 in sales and marketing. A total of nine of these employees were located outside of the United States. In addition, we had four full-time independent contractors. We have not experienced any work stoppages. Our employees are not unionized.

Facilities

We lease approximately 26,254 square feet of space in San Leandro, California pursuant to a lease that expires in April 2010, which house a ceramics manufacturing and research and development center, technical testing facilities and our executive headquarters. In February 2008 we entered into a two-year lease beginning in April 2008 for approximately 6,000 square feet for additional corporate office space, located approximately two miles away from our headquarters. We also maintain international sales offices in Madrid, the United Arab Emirates, Shanghai and Fort Lauderdale. We believe that our facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees to support existing customers and aftermarket sales, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

We are not party to any material litigation, and we are not aware of any pending or threatened litigation against us that we believe would adversely affect our business, operating results, financial condition or cash flows. In the future, we may be subject to legal proceedings in the ordinary course of our business.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of March 31, 2008, are set forth below:

Name	Age	Position
G.G. Pique	61	President, Chief Executive Officer and Director Nominee
Richard Stover, Ph.D.	45	Chief Technical Officer and Vice President of Sales
Thomas D. Willardson	57	Chief Financial Officer
Marilyn A. Lobel	55	Chief Accounting Officer and Corporate Controller
Terrill Sandlin	59	Vice President of Manufacturing
MariaElena Ross	58	Vice President of Administration and Human Resources
Hans Peter Michelet	48	Executive Chairman of the Board
Ole Peter Lorentzen	55	Director
Arve Hanstveit	52	Director
Peter Darby	59	Director
Marius Skaugen	49	Director
Fred Olav Johannessen	54	Director
James Medanich	70	Director
Dominique Trempont	53	Director Nominee
Paul Cook	84	Director Nominee

G.G. Pique has served as our president and chief executive officer since August 2002, and has been appointed to serve as a member of our board of directors upon the effectiveness of our initial public offering. From October 2001 until August 2002, Mr. Pique served as our executive vice president, and from February 2000 until October 2001 Mr. Pique was a consultant to our company. From 1993 to 1999, Mr. Pique was the group vice president Latin America of US Filter Corporation, a company focused on the acquisition, turnaround, integration and growth management of water treatment companies, before it was acquired by Vivendi in 1999, and served as group president of the integrated companies from 1999 to January 2000. Since October 2007, Mr. Pique has served as member of the board of directors of International Desal Association, a non-profit association committed to the development of desalination technology world-wide. Mr. Pique has also served as a member of the board of directors of P-K Direct Inc., a manufacturer of electronic coils and transformers since May 2000. Mr. Pique has over 30 years of experience in the water treatment industry. Mr. Pique holds a B.S. in Chemical Engineering from the University of Connecticut and an M.B.A. from Hartford University.

Richard Stover, Ph.D. has served as our vice president of sales since November 2007 and our chief technical officer since December 2004. From December 2004 to November 2007, Dr. Stover also served as our vice president of engineering and research. From April 2002 to December 2004 Dr. Stover was the engineering manager at our company. Dr. Stover has over 20 years of experience in research and development, manufacturing and consulting for 3M and IBM, among others. Dr. Stover earned his B.S. in Chemical Engineering from the University of Texas at Austin and his Ph.D. in Chemical Engineering at the University of California at Berkeley.

Thomas D. Willardson has served as our chief financial officer since November 2007. From January 2006 to August 2007, Mr. Willardson served as executive vice president and chief financial officer of Cost Plus, Inc. From April 2004 to February 2006, Mr. Willardson served as chief financial officer of WebSideStory, Inc., a provider of on-demand digital marketing applications. From August 2003 until April 2004 he served as chief financial officer of Archimedes Technology Group Holdings, LLC, a privately held technology development company. From April 2002 until July 2003, Mr. Willardson was an independent financial consultant. Mr. Willardson holds a B.A. in Finance from Brigham Young University and an M.B.A. from the University of Southern California.

Marilyn A. Lobel has served as our chief accounting officer and corporate controller since January 2008. From March 2007 to December 2007, Ms. Lobel served as corporate controller and corporate secretary of Red.Com, Inc., a privately held company that manufactures digital cinema photography equipment. From February 2006 to March 2007, Ms. Lobel served as the chief accounting officer and corporate controller of Pacific Energy Partners, L.P., a public partnership that engages principally in the business of gathering, transporting, storing and distributing crude oil and refined petroleum products. From June 2004 to December 2005, Ms. Lobel served as the vice president of finance and corporate controller of Biolase Technology, Inc., a public company that manufactures medical devices. From January 2004 to June

2004, Ms. Lobel was an independent financial consultant. From May 2002 to December 2003, Ms. Lobel served as director of finance at Xoma Ltd., a public company engaged in research and development of biopharmaceuticals. Ms. Lobel is a Certified Public Accountant currently licensed in the state of California and holds a B.S. in Business Administration from the University of Nevada.

Terrill Sandlin has served as our vice president of manufacturing since April 2002. From 1999 to 2001, he served as director of manufacturing for Novus Packaging Corporation, a packaging material company acquired by FP International in 2001. From 1978 to 1999, Mr. Sandlin served in various management positions, including as plant manager for Whitney Research, a valve manufacturer supplying exclusively for Swagelok Company. Mr. Sandlin holds a B.S. in Civil Engineering from the University of California at Berkeley.

MariaElena Ross has served as our vice president of administration and human resources since July 2006. From February 2005 to July 2006, Ms. Ross served as our executive director of human resources. From February 2002 to January 2005, Ms. Ross served as human resources manager for SPL World Group, a provider of revenue and operations management software for the utilities industry, before it was acquired by Oracle Corporation in 2006. Ms. Ross holds a B.A. in Anthropology from the University of California at Berkeley, a teaching credential from the University of San Francisco, and a J.D. from Hastings College of Law.

Hans Peter Michelet has served as the executive chairman of our board of directors since March 2008. As our executive chairman, he will play a role in investor relations and the determination of our strategic direction. Prior to being named the executive chairman of our board, Mr. Michelet had served as the chairman of our board since September 2004 and a member of our board of directors since August 1995. From January 2005 to November 2007, Mr. Michelet served as our interim chief financial officer. Mr. Michelet’s other current directorships include serving as the chairman of the board of directors of SynchroNet Marine Inc., a maritime technology service provider, since June 2000 and as a member of the board of directors of Arvarius AS, a privately held Norwegian investment company, since June 1997. From September 1985 until February 2000, Mr. Michelet was a member of the Norwegian Society of Financial Analysts. Mr. Michelet holds a B.A. in Finance from the University of Oregon.

Ole Peter Lorentzen has served as a member of our board of directors since January 2007. Mr. Lorentzen has also served as the chairman of Caprice AS, an investment company, since October 1987, and as chief executive officer of Ludvig Lorentzen AS, an investment company, since December 1987. Mr. Lorentzen holds a B.A. in Business Administration from the University of Lund in Sweden.

Arve Hanstveit has served as a member of our board of directors since 1995. Since 1997, Mr. Hanstveit has served as partner and vice president of ABG Sundal Collier, a Scandinavian investment bank. Since February 2007, Mr. Hanstveit has also served on the board of directors of Kezzler AS, a privately held Norwegian company which delivers secure track and trace solutions to the pharmaceutical and consumer goods industry. Mr. Hanstveit holds a B.A. in Business from the Norwegian School of Management and an M.B.A. from the University of Wisconsin, Madison.

Peter Darby has served as a member of our board of directors since December 2001. Since September 2004, Mr. Darby has been a private investor. Mr. Darby was a managing member of Pema Properties, LLC, a company engaged in real estate development, from June 1995 to August 2004, after which Pema Properties was sold. Mr. Darby has over 30 years of experience in the water industry, which began with the founding of Advanced Structures, Inc. in 1976, which was a supplier for specialized pressure vessels used in reverse osmosis and other membrane-based water purification processes. Mr. Darby holds a B.S. in Mechanical Engineering from Michigan State University.

Marius Skaugen has served as a member of our board of directors since 1999. Mr. Skaugen has been a private investor since 1991. Mr. Skaugen has served as a member of the board of directors of Alf R. Bjercke & Co. AS, a private investment Norwegian company, since 2001, as a member of the boards of directors of Haut Brion AS, Morgenfuglen AS, Jampe AS, all of which are Norwegian private holding companies, since 2005. Mr. Skaugen received his B.B.A. in finance from the University of Oregon.

Fred Olav Johannessen has served as a member of our board of directors since June 1992. Since September 2001, Mr. Johannessen has served as president of the Nordiska Literary Agency in Denmark. Mr. Johannessen also has served as a member of the board of directors of Thalia Teater AS, a private theater production company in Norway, since June 1985, as a member of the board of directors of Lande & Co, a private media consulting company in Norway, since November 2005 and as a member of the board of directors of Folin, a private European company that invests in literary agencies, since March 1999. Mr. Johannessen earned his M.S. in Finance from Colorado State University.

James Medanich has served as a member of our board of directors since December 2001. Mr. Medanich has served as president and a member of the board of directors of the Piedmont Pacific Corporation, a private company engaged in the manufacture and sale of pipe couplings, since July 2002. Mr. Medanich served as president of our company from February 2001 until July 2002. Mr. Medanich earned his B.A. in Geology from the University of California at Berkeley.

Dominique Trempont has been appointed to serve as a member of our board of directors upon the effectiveness of our initial public offering. Mr. Trempont is currently a member of the board of directors of 3Com Corporation, a position he has held since June 2006. Mr. Trempont also is currently a member of the board of directors of Finisar Corporation, a public company that develops and markets high speed data communication systems and software for networking and storage, a position he has held since September 2005. Since June 2006, Mr. Trempont has served on the board of directors of Cquay Technologies Corp., a private company that develops next generation search software. Mr. Trempont was CEO-in-Residence at Battery Ventures, a venture capital firm, from September 2003 to September 2005. From May 1999 to November 2002, Mr. Trempont was chairman, president and chief executive officer of Kanisa, Inc., a software company focused on customer self-service, contact center, and peer support applications. Mr. Trempont has served as chief executive officer of Gemplus Corporation, a smart card application company, and chief financial officer at NeXT Software. Mr. Trempont received a degree in Economics from College Saint Louis (Belgium), a bachelor’s in Business Administration and Computer Sciences from IAG at the University of Louvain (Belgium) and a master’s in Business Administration from INSEAD (France).

Paul M. Cook has been appointed to serve as a member of our board of directors upon the effectiveness of our initial public offering. Mr. Cook is the chairman and founder of Promptu Systems Corporation, a private company that develops a speech recognition system that enables the mobile phone user or the television viewer to control programming choices and services using voice commands, a position he has held since June 2000. Mr. Cook is also currently the chairman of Global Translation, Inc., a private company that provides automated translation services for television stations and networks, a position he has held since December 2006. In addition, since 1993, Mr. Cook has been a member of the board of directors of Sarnoff Corporation, which provides vision, video and semiconductor technology innovations and is a wholly owned subsidiary of SRI International. Mr. Cook is the founder of Raychem Corporation, where he served as its chief executive officer for 33 years. Mr. Cook received an undergraduate degree in engineering from Massachusetts Institute of Technology.

Board of Directors

Immediately prior to the completion of this offering, Messrs. Darby, Lorentzen and Skaugen will resign from our board of directors. Upon the completion of this offering, the board of directors will be divided into three classes, with each class serving for a staggered three-year term. The board of directors will consist of three class I directors, Messrs. Cook, Medanich and Johannessen; two class II directors, Messrs. Hanstveit and Michelet; and two class III directors, Messrs. Pique and Trempont. The terms of the class I directors, class II directors and class III directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2009, 2010 and 2011, respectively.

Director Independence

In March 2008, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Lorentzen, Johannessen, Medanich and Hanstveit, representing a majority of our directors, are “independent directors” as defined under the rules of the NASDAQ Global Market, or NASDAQ. Our board of directors expects that Messrs. Cook and Trempont, upon their appointment to the board, will be “independent directors” as defined under the NASDAQ rules.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below.

Audit Committee

Upon the effectiveness of our initial public offering, our audit committee will consist of Messrs. Hanstveit, Medanich and Trempont, each of whom is a non-employee member of our board of directors. Mr. Trempont will serve as the chairman of the committee. The NASDAQ corporate governance rules require that each issuer has an audit committee of at least three members, and that one independent director (as defined in those rules) be appointed to the audit committee at the time of listing, a majority within 90 days after listing and the entire committee within one year after listing. Messrs. Hanstveit, Medanich and Trempont are independent directors. Mr. Trempont will be our “audit committee financial expert” as defined in SEC rules and will satisfy the financial sophistication requirements of NASDAQ for audit committee membership. The audit committee will be responsible for, among other things:

•	overseeing the accounting and financial reporting processes and audits of our financial statements;

•	selecting and hiring our independent registered public accounting firm, and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	assisting the board of directors in monitoring the integrity of our financial statements, our internal accounting and financial controls, our compliance with legal and regulatory requirements, the performance of our internal audit function and the qualifications, independence and performance of our independent registered public accounting firm;

•	providing to the board of directors information and materials to make the board of directors aware of significant financial and audit-related matters that require the attention of the board of directors; and

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and annual and quarterly reports on Form 10-K and 10-Q.

Compensation Committee

Our compensation committee consists of Messrs. Hanstveit, Darby, Daniel Johnson, our vice president, information technology, and Ms. Ross. Immediately prior to the effectiveness of our initial public offering, Messrs. Darby and Johnson and Ms. Ross will resign from our compensation committee, and upon the effectiveness of our initial public offering, our compensation committee will consist of Messrs. Cook, Hanstveit, Johannessen and Trempont. Mr. Darby is currently the chairman of our compensation committee, and upon the effectiveness of this offering Mr. Hanstveit will be appointed as chairman of our compensation committee. Our board of directors has determined that upon effectiveness of this offering, each member of our compensation committee will meet the requirements for independence under the current NASDAQ rules, the non-employee director definition of Rule 16b-3 promulgated under the Securities Exchange Act of 1934 and the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended. The compensation committee will be responsible for, among other things:

•	overseeing our compensation policies, plans and benefit programs and making recommendations to the board of directors with respect to improvements or changes to the plans and adoption of other plans;

•	reviewing and approving with respect to our chief executive officer and other executive officers’ annual base salaries, annual incentive bonuses, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change of control agreements/provisions, and any other benefits, compensation or arrangements;

•	evaluating and approving the corporate goals and objectives relevant to the compensation of our chief executive officer; and

•	administering our equity compensation plans.

Corporate Governance and Nominating Committee

Upon the effectiveness of this offering, Messrs. Hanstveit, Medanich and Trempont, each of whom is a non-employee member of our board of directors, will comprise our nominating and governance committee. Mr. Trempont will be the chairman of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee will meet the requirements for independence under the current NASDAQ rules. The nominating and governance committee will be responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending to our board of directors the director nominees for each annual meeting of stockholders;

•	evaluating the performance of current members of our board of directors;

•	developing principles of corporate governance and recommending them to our board of directors;

•	recommending to our board of directors persons to be members of each board committee; and

•	overseeing the evaluation of our board of directors and management.

Director Compensation

None of our directors currently receives any compensation for his services as a member of our board of directors or any committee of our board of directors.

Following the closing of this offering, each non-employee member of our board of directors will be entitled to receive an annual retainer of $50,000, paid in quarterly installments. Messrs. Cook and Trempont, upon joining our board of directors as non-employee directors, will receive options to purchase 100,000 shares of our common stock which will vest over four years. Such options will be granted at the fair market value on the date of the award. In addition, each chairman of our audit committee, compensation committee and nominating and governance committee will be entitled to receive an additional annual retainer of $5,000, paid in quarterly installments.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors, which will become effective upon the effectiveness of this offering.

Compensation Committee Interlocks and Insider Participation

Our compensation committee consists of Messrs. Hanstveit, Darby and Johnson and Ms. Ross. Mr. Johnson and Ms. Ross are employees of our company. Mr. Johnson and Ms. Ross, as well as Mr. Darby, will resign from the compensation committee immediately prior to the effectiveness of this offering.

Hans Peter Michelet, our executive chairman, currently serves as a member of the board of directors of Arvarius AS. Marius Skaugen, one of our directors, is an executive officer and a controlling stockholder of Arvarius AS. None of our other executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy and Objectives of our Executive Compensation Program

The principal objectives of our compensation and benefits programs for executive officers are to:

•	attract and retain exceptional executives;

•	reward superior performance;

•	motivate our executives’ performance toward clearly defined corporate goals; and

•	align the interests of our executives with those of our stockholders.

Our compensation committee believes that maintaining and improving the quality and skills of our management and appropriately incentivizing their performance are critical factors that will affect the long-term value realized by our stockholders.

At the beginning of each fiscal year, our compensation committee approves specific corporate goals and objectives for our senior management to address within the fiscal year. Through our annual goal-setting process, individual objectives are aligned with our corporate objectives. We also evaluate and reward our executive officers based on their willingness to take a leadership position in improving the operation of our business and their ability to identify and exploit opportunities to grow our business.

We believe our compensation decisions in 2007 achieved the principal objectives of our compensation and benefits programs for executive officers as follows: (i) we paid competitive salaries to senior management and offered competitive stock option awards in the hiring of Mr. Willardson, our chief financial officer, in an industry faced with a shortage of knowledgeable and experienced candidates; (ii) we rewarded our executive officers for their individual contributions to the growth of our company and our achievement of specific corporate goals such as the accomplishment of research and development projects, expansion of production facilities, development of internal infrastructure and expanding global market share; and (iii) our issuance of stock options to all employees continued to align their interests with those of our stockholders.

Principal Components of our Executive Compensation Program

Our executive compensation program consists of five components:

•	base salary;

•	annual cash bonuses;

•	equity-based incentives;

•	benefits; and

•	severance/termination benefits.

We believe that a program containing each of these components, combining both short and long-term incentives, is necessary to achieve our compensation objectives and that collectively these components have been effective in properly incentivizing our Named Executive Officers and helping to achieve our corporate goals.

Annual Review Process

Our compensation committee reviews data and makes executive compensation decisions on an annual basis. In connection with that process, executive officers are responsible for establishing and submitting for review to the chief executive officer (and in the case of the chief executive officer, directly to the compensation committee) their departmental goals and financial objectives for the then current fiscal year. The chief executive officer then compiles the information submitted and provides it, along with information relating to his own personal goals and objectives, to the compensation committee for review. The compensation committee, including the chief executive officer with respect to all officers and excluding the chief executive officer with respect to discussions of his own compensation, reviews, considers, and may amend the terms and conditions proposed by management.

As part of the annual review process, the compensation committee makes determinations of changes in annual base compensation based on numerous factors, including individual performance over the prior fiscal year, established corporate and financial objectives for the next fiscal year, our operating budgets, and a review of survey data relating to base compensation for the position at comparable companies. During the annual review process, the compensation committee also reviews our cash bonus plan for executive officers, with bonuses becoming payable under the plan based on management’s achieving identified performance goals during the fiscal year, and considers each executive’s equity incentive position, including the extent to which he or she was vested or unvested. Periodically, the compensation committee may provide refresher equity incentive grants, typically in the form of stock options, as an individual officer becomes substantially vested in his or her current equity position.

We hired a human resources consulting firm, Merit Resources Group, to assist us with the design of our employee compensation plan, including executive compensation. The employee compensation plan considered the following factors:

•	a market analysis comparing total compensation of our employees and those of other companies of similar sizes and revenue;

•	a salary structure with defined grades and ranges; and

•	compensation data from three salary surveys.

With respect to the salary surveys, our consulting firm reviewed the following surveys: (1) the Economic Research Institute’s Salary Assessor Survey and Executive Compensation Assessor Survey, or the Economic Research Institute Survey, which was used for compensation data for companies in the water supply industry, (2) the Radford Benchmark Survey and Radford Executive Compensation Survey, or the Radford Survey, which was used for compensation data from approximately 50 private and public companies with less than 200 employees and (3) the CompAnalyst Survey, which was used for compensation data regarding manufacturing companies with annual revenues of approximately $100 million. A sample of the companies in the Economic Research Institute Survey include Consolidated Water Co. Ltd., American States Water Company, Mueller Water Products, Allegheny Generating Company, Worldwater & Power Corporation and Clean Energy Fuels Corporation. A sample of the companies in the Radford Benchmark Survey include Airgo Networks, Alien Technology, Fluidigm, Centerbeam, DemandTec, Novariant, Qualys, SABA, Saratoga Systems, Satmetrix Systems and WJ Communications. With respect to the CompAnalyst Survey, we do not have access to the list of the companies covered by that survey.

These salary surveys provided our consulting firm with market data with respect to the water industry, companies of a comparable size to us (both in terms of number of employees and revenue), companies in a comparable stage of development and companies in our location, the San Francisco Bay Area. Based on these input, our compensation committee worked with the consulting firm to establish a salary structure guideline that contains defined salary grades for officer positions and other positions in our company. Each salary grade has an associated salary range that targets a median base salary. Median base salaries in general were set at the average of the amounts that the three surveys set forth for median base salaries for similar positions in comparable companies.

Weighting of Compensation Components

The compensation committee’s determination of the appropriate use and weight of each component of executive compensation is subjective, based on the compensation committee’s view of the relative importance of each component in meeting our overall objectives and factors relevant to the individual executive.

Base Salary

The starting point for the base salaries for our executive officers is our overall salary guidelines, which are discussed above and which we developed with our human resources consulting firm. Under these guidelines, each officer position in our company is assigned a defined salary grade and each grade has an associated salary range and a median salary. In determining the specific base salaries for executive officers, our chief executive officer and compensation committee refer to these salary grades for the executive’s position and then make adjustments in accordance with the executive’s experience and knowledge, education level, industry recognition and expertise, track record and expected contribution to our long-term objectives. Adjustments may also be made based on changes in the competitive marketplace, as indicated by our annual review of the survey data discussed above.

In 2007, the base salaries were adjusted as follows:

•	In 2007, G.G. Pique’s base salary remained unchanged at $250,000. In 2008, our board of directors approved an increase to Mr. Pique’s base salary to $350,000 due to his anticipated increased responsibilities in connection with our becoming a public company and specific market research involving Consolidated Water Co. Ltd., which increased the salary for its chief executive officer in 2007.

•	In 2007, Terry Sandlin’s base salary of $130,000 was increased to $143,000 due to our findings from the annual market analysis that reflected higher base salaries for similar companies.

•	In 2007, Richard Stover’s base salary of $210,000 was increased to $231,000 due to our findings from the annual market analysis that reflected higher base salaries for similar companies.

•	In 2007, MariaElena Ross’s base salary of $130,000 was increased to $143,000 due to our findings from the annual market analysis that reflected higher base salaries for similar companies.

•	In November 2007, we hired Thomas Willardson and his base salary was determined through negotiations between us and him.

Any future base salary adjustments are expected to take into account changes in the executive’s responsibilities, the executive’s performance, corporate objectives and changes in the competitive marketplace.

Cash Bonuses

Annual cash bonus incentives for our executive officers are designed principally to reward performance that furthers key corporate goals, particularly annual performance goals. We believe these objectives will change from year to year as our business evolves and our priorities change. Under our current bonus plan, the Executive Financial Compensation Bonus Plan, our executive officers are eligible to earn an annual bonus as discussed below. In 2007, each executive officer, other than our chief executive officer and executive chairman, had written performance objectives for the year. For 2007, our compensation committee set the maximum amount of the bonus for which our chief executive officer was eligible at 140% of his base salary. The committee set the maximum amount of the bonus for which our other Named Executive Officers, other than Mr. Michelet, were eligible at 30% of each executive officer’s base salary.

Our compensation for the Named Executive Officers is directly related to performance of specified annual objectives that focus on our corporate goals to achieve rapid revenue growth, to continue and expand research and development of new products and to develop our corporate infrastructure and employee recruiting. Our cash bonuses in 2007 were based on the compensation committee’s subjective evaluation of the achievement of specified goals for 2007 for each Named Executive Officer as set forth below:

G.G. Pique

•	Increase EBITDA by a target of 66% over 2006 actual EBITDA.

Terrill Sandlin

•	Enhance our security plan, and develop and implement of our business continuation plan;

•	Ship PX products totalling at least $40 million in 2007; and

•	Implement our employee self improvement and training program.

The weighted percentage of these objectives was 40%, 35% and 25%, respectively.

Thomas Willardson

•	Build our finance and accounting team in preparation for our initial public offering; and

•	Establish accounting systems and processes in preparation for our initial public offering.

As we hired Mr. Willardson in November 2007, we did not allocate a weighted percentage of these objectives in our grant of a signing bonus to Mr. Willardson.

Richard Stover

•	Development of our technical team;

•	Control and defend our technical specifications for product performance;

•	Develop designated research and development projects and publish a specified number of technical papers for the industry; and

•	Manage patents.

The weighted percentage of these objectives was 20%, 25%, 35% and 20%, respectively.

Hans Peter Michelet

•	Manage investor relations to keep investors apprised of company developments;

•	Establish banking relationships for future growth; and

•	Successfully complete a private equity financing in 2007.

The weighted percentage of these objectives was 20%, 30% and 50%, respectively.

MariaElena Ross

•	Build resources to meet 2007 recruiting requirements;

•	Develop effective human resources strategy to meet organizational development requirements (such as training, total compensation, communications and employee relations);

•	Build our administration and human resources team to implement infrastructure for future growth; and

•	Hire, train and delegate legal review function.

The weighted percentage of these objectives was 30%, 30%, 25% and 15%, respectively.

With respect to the EBITDA target, we calculated EBITDA starting with net income, adjusting for interest, taxes, depreciation and amortization, including amortization for stock-based compensation. Our calculation of EBITDA may not be comparable to how other companies calculate it. Based on our calculation, EBITDA for 2007 exceeded EBITDA for 2006 by 124%, which increase was greater than the EBITDA growth target set for Mr. Pique. Based on this result and subjective considerations, Mr. Pique received a bonus for 2007 that was equal to 26% of his maximum amount. With respect to the Named Executive Officers other than Messrs. Pique and Michelet, our compensation committee evaluated the individual’s performance and achievement of objectives and approved bonuses for 2007 that ranged from 26% to 100% of the maximum bonus awards. The actual 2007 bonus award amounts are set forth in the Summary Compensation Table below.

In 2007, Mr. Michelet received a bonus in the amount of $125,000, which was paid outside the scope of the Executive Financial Compensation Bonus Plan. We awarded Mr. Michelet the bonus due to his expanded role in our company in 2007, including serving as our interim chief financial officer until November 2007, establishing new banking relationships that were necessary for large international projects and identifying strategic investors for our private placement in May 2007. Although performance bonuses typically are capped at 100% of an executive’s base salary under our executive bonus plan, our board of directors awarded a $125,000 bonus to Mr. Michelet in 2007 due to his expanded role and performance, after taking into consideration the same market data that was used to create our employee compensation plan. In 2008, Mr. Michelet will be eligible to receive an annual bonus in an amount not to exceed 100% of his base salary.

For 2008, our compensation committee set the following maximum bonus amounts for which each of our Named Executive Officers is eligible, based on a subjective consideration of each individual’s performance:

Maximum Bonus Allowable
Under the Executive
Named Executive Officer	Financial Compensation Plan

Hans Peter Michelet	100% of base salary
G.G. Pique	140% of base salary
Thomas Willardson	140% of base salary
Richard Stover	10% of base salary
Terry Sandlin	30% of base salary
MariaElena Ross	30% of base salary

Dr. Stover is eligible to receive an additional commission bonus for the sale and installation of our equipment worldwide. For 2008, Dr. Stover’s commission bonus rate is 0.5% of the net margin contribution of all sales and installations of our equipment. However, Dr. Stover’s maximum annual commission bonus is set at $300,000 and any earned but unpaid bonus in excess of such $300,000 limit will be paid the following year.

Equity Based Incentives

We grant equity based incentives to employees, including our executive officers, in order to create a corporate culture that aligns employee interests with stockholder interests. We have not adopted any specific stock ownership guidelines, and other than the issuance of shares to our founders when we were established and the sale of shares of common stock to our executive officers, in addition to other third parties, in connection with common stock offerings, our equity incentive plans have provided the principal method for our executive officers to acquire an equity position in our company, whether in the form of shares or options.

Prior to this offering, we granted options and other equity incentives to our officers under our 2001 Stock Option Plan, 2002 Stock Option/Stock Issuance Plan, 2004 Stock Option/Stock Issuance Plan or 2006 Stock Option/Stock Issuance Plan, as the case may be. In connection with this offering, our board of directors has adopted the 2008 Equity Incentive Plan, which we will implement following this offering. The 2008 Equity Incentive Plan permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other stock-based awards. Historically, our Stock Option/Stock Issuance Plans were administered by our board of directors. Going forward, all equity compensation plans and awards will be administered by our compensation committee under the delegated authority established in the compensation committee charter.

Our stock option grants are discretionary. Employees may be granted options for company stock upon approval by the board of directors. The plan is designed to give employees an opportunity to share in the company’s success by allowing them to purchase shares of stock. After an initial grant in connection with the offer of employment, additional grants are based on the employee’s performance which contributes towards meeting specific company performance milestones. However, the size and terms of any initial option grants to new employees, including executive officers, are based largely on competitive conditions applicable to the specific position and calibrated for the phase of the Company’s development.

After the completion of this offering our practice will be to grant additional annual option grants to employees, including executive officers, when the individual becomes substantially vested and the board of directors or compensation committee believes additional unvested equity incentives are appropriate as a retention incentive. We expect this practice will be implemented in connection with the compensation committee’s annual performance review at the beginning of each fiscal year. In making its determination concerning additional option grants, the compensation committee will also consider, among other factors, individual performance and the size and terms of the individual’s outstanding equity grants in the then-current competitive environment.

To date, our equity incentives have been granted principally with time-based vesting. Most new hire option grants, including for executive officers, vest over a four-year period with 25% vesting at the end of the first year of employment and the remainder vesting in equal monthly installments over the subsequent three years. We expect that additional annual option grants to continuing employees will typically vest over a four-year period with 25% vesting on each annual anniversary of the date of grant. Although our practice in recent years has been to provide equity incentives principally in the form of stock option grants that vest over time, our compensation committee may consider alternative forms of equity in the future, such as performance shares, restricted stock units or restricted stock awards with alternative vesting strategies based on the achievement of performance milestones or financial metrics.

During 2007, our board of directors reviewed the aggregate equity position of each of our executive officers as well as the portion of the aggregate equity incentives that were vested versus unvested. After these reviews, because a large portion of the stock options previously granted to Messrs. Pique and Sandlin and Ms. Ross remained subject to vesting, our board of directors determined not to grant additional stock options to each of these Named Executive Officers in 2007. Our board of directors approved an option to purchase 100,000 shares of our common stock at an exercise price of $5.00 per share to Thomas Willardson, our chief financial officer, in connection with his employment offer in November 2007. During 2007 our board of directors also granted an option to purchase 2,800 shares of our common stock at an exercise price of $5.00 per share to Richard Stover, our chief technical officer and vice president of sales, in connection with his completion of specified research and development projects.

In May 2008, our board of directors approved options to purchase an aggregate of 660,000 shares of common stock pursuant to the 2008 Equity Incentive Plan to our Named Executive Officers and other employees for retention purposes following the effective date of our anticipated initial public offering. These options will be granted on the effective date of the initial public offering at a price equal to the public offering price. Specifically, our board of directors approved option grants to the Named Executive Officers as follows: 20,000 shares to Mr. Willardson, 80,000 shares to Dr. Stover, 30,000 shares to Mr. Sandlin and 20,000 shares to Ms. Lobel. No options were granted to Mr. Pique, Mr. Michelet or Ms. Ross due to their participation in determining the equity incentive compensation related to these grants.

Benefits

We provide the following benefits to our Named Executive Officers, generally on the same basis provided to all of our employees with the exception of life insurance coverage:

•	health, dental and vision insurance;

•	life insurance, including accidental death and dismemberment;

•	employee stock option plan;

•	medical and dependant care flexible spending account;

•	long-term disability; and

•	a 401(k) plan.

We believe these benefits are consistent with companies with which we compete for employees.

Severance and Termination Compensation

In connection with certain terminations of employment, our executive officers may be entitled to receive certain severance payments and benefits pursuant to their respective employment agreements, offer letters and/or management retention agreements. In setting the terms of and determining whether to approve these arrangements, our board of directors recognized that executives often face challenges securing new employment following termination and that distractions created by uncertain job security surrounding potential beneficial transactions may have a detrimental impact on their performance.

Chief Executive Officer

Under the terms of the March 2006 employment agreement with our president and chief executive officer, G.G. Pique, as amended in January 2008, if Mr. Pique is involuntarily terminated (other than for cause, death or disability) he will be entitled to receive the following benefits:

•	lump sum payment, immediately following termination, of any and all base salary due and owing to him through the date of termination, plus an amount equal to his earned but unused vacation through the date of termination, reimbursement for all reasonable expenses and any earned but unpaid and undeferred bonus attributable to the year that ends immediately before the year in which his termination occurs;

•	lump sum payment, immediately following termination, of an amount equal to 70% of Mr. Pique’s then current annual base salary, less deductions required by law; and

•	immediate vesting of all unvested equity compensation held by Mr. Pique as of the date of termination;

•	until the earlier of one year from the date of termination or such time as Mr. Pique has become covered under another employer’s plans with comparable coverage, continued health, dental, vision and life insurance benefits at the same levels of coverage and with the same relative ratios of premium payments by us and Mr. Pique as existed prior to the termination.

In addition, if during the term of the agreement, Mr. Pique is involuntarily terminated (other than for cause, death or disability) within one year following a change in control of our company, Mr. Pique will be entitled to receive the severance benefits described above and an additional lump sum payment of an amount equal to 30% of Mr. Pique’s current annual base salary to be paid immediately following such termination.

Payment of the benefits described above is subject to Mr. Pique’s executing a general release of claims against us or persons affiliated with us and agreeing not to prosecute any legal action or other proceeding based on any such claims.

In the event of a termination of employment for cause, including death or disability, or a voluntary termination by Mr. Pique, Mr. Pique will be entitled to receive:

•	a lump sum payment of any and all base salary due and owing through to the date of termination;

•	an amount equal to earned but unused vacation through the date of termination and reimbursement of all reasonable expenses; and

•	any earned but unpaid and undeferred bonus attributable to the year that ends immediately before the year in which Mr. Pique’s termination occurs.

Other Named Executive Officers

We also entered management retention agreements with our other Named Executive Officers, with the exception of Hans Peter Michelet. Under the terms of these agreements, if the executive is involuntarily terminated (other than for cause, death, or disability) our executive officers will be entitled to receive the following benefits:

•	lump sum payment, immediately following termination, of any and all base salary due and owing to the executive through the date of termination, plus an amount equal to his/her earned but unused vacation through the date of termination, reimbursement for all reasonable expenses and any earned but unpaid and undeferred bonus attributable to the year that ends immediately before the year in which the termination occurs;

•	lump sum payment, immediately following termination, of an amount equal to 50% of the executive’s current annual base salary, less deductions required by law, and an additional amount equal to 50% of the executive’s current annual base salary if the executive is involuntarily terminated (other than for cause, death, or disability) within 12 months following a change of control; and

•	immediate vesting of all unvested equity compensation held by the executive as of the date of termination;

•	until the earlier of one year from the date of termination or such time as the executive has become covered under another employer’s plans with comparable coverage, continued health, dental, vision and life insurance benefits at the same levels of coverage and with the same relative ratios of premium payments by us and the executive as existed prior to the termination.

Payment of the benefits described above under these management retention agreements is subject to the executive’s executing and a general release of claims against us or persons affiliated with us and agreeing not to prosecute any legal action or other proceeding based on any such claims.

In the event of a termination of employment for cause, or upon death or disability, or a voluntary termination by the executive, the executive will be entitled to receive:

•	a lump sum payment of any and all base salary due and owing through to the date of termination;

•	an amount equal to earned but unused vacation through the date of termination and reimbursement of all reasonable expenses; and

•	any earned but unpaid and undeferred bonus attributable to the year that ends immediately before the year in which the executive’s termination occurs.

Tax Deductibility

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation greater than $1 million paid for any fiscal year to certain executive officers. However, performance-based compensation is not subject to the $1 million deduction limit if certain requirements are met. Our compensation committee may consider the impact of Section 162(m) when designing our cash and equity bonus programs, but may elect to provide compensation that is not fully deductible as a result of Section 162(m) if it determines this is in our best interests.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The table below summarizes the compensation information in respect of the Named Executive Officers for 2007.

			Non-Equity
			Incentive Plan
			Compensation	All Other
Name and		Option	and Other Bonus	Compensation
Principal Position	Salary ($)	Awards ($)(1)	($)(2)	($)(3)	Total ($)
G.G. Pique	250,000	68,877	90,000	1,401	410,278
President and Chief Executive Officer
Hans Peter Michelet(4)	109,615	—	125,000	—	234,615
Former Chief Financial Officer
Thomas Willardson(5)	35,577	8,451	25,250	159	69,437
Chief Financial Officer
Richard Stover(6)	216,461	12,420	70,300	278	299,459
Chief Technical Officer and Vice President of Sales
Terrill Sandlin(7)	138,700	9,999	42,900	391	191,990
Vice President of Manufacturing
MariaElena Ross(8)	133,461	8,313	40,000	377	182,151
Vice President Administration and Human Resources

(1)	The amounts shown represent the compensation costs for financial reporting purposes of previously granted stock awards and stock options recognized for the year ended December 31, 2007 under FAS 123R, rather than an amount paid to or realized by the Named Executive Officer. The FAS 123R value as of the grant date for stock awards and stock options is spread over the number of months of service required for the grant to become non-forfeitable. The amount disclosed disregards estimates of forfeitures of awards that are otherwise included in the financial statement reporting for such awards. Ratable amounts expensed for stock options that were granted in years prior to 2007 are also reflected in this column.

(2)	In 2007, under our Executive Financial Compensation Plan, our chief executive officer was eligible to earn an annual bonus in an amount not to exceed 100% of his base salary, and the maximum bonus amount for which our other Named Executive Officers were eligible, other than Mr. Michelet, was 30% of such executive officer’s base salary.

(3)	Represents amounts paid for life insurance for the executive.

(4)	Mr. Michelet served as our interim chief financial officer from January 2005 to November 2007, and received a year-end bonus outside of our executive compensation bonus plan in the amount of $125,000.

(5)	Mr. Willardson was appointed as our chief financial officer in November 2007. Mr. Willardson received a performance-based bonus in the amount of $25,000 and a holiday bonus in the amount of $250.

(6)	Dr. Stover received a performance-based bonus in the amount of $69,300 and a holiday bonus in the amount of $1,000. Dr. Stover’s performance-based bonus was equal to 30% of his base salary at the time of the bonus payment.

(7)	Mr. Sandlin received a performance-based bonus in the amount of $41,900 and a holiday bonus in the amount of $1,000.

(8)	Ms. Ross received a performance-based bonus in the amount of $39,000 and a holiday bonus in the amount of $1,000.

Grants of Plan-Based Awards in 2007

The following table sets forth information concerning non-equity incentive plan grants to the Named Executive Officers during 2007. The non-equity incentive plan consists of the Executive Financial Compensation Bonus Plan that is described in the Compensation Discussion and Analysis section above. The actual amounts realized in respect of the non-equity plan incentive awards are reported in the Summary Compensation Table under the Non-Equity Incentive Compensation Bonus Plan column. The table also sets forth information with respect to option awards granted by our company during 2007.

					All Other
		Estimated Future			Option
		Payouts Under			Awards:
		Non-Equity Incentive			Number of	Exercise or	Grant Date
		Plan Awards			Securities	Base Price	Fair Value
		($)(1)			Underlying	of Option	of Option
	Grant	Threshold	Target	Maximum	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)	($)(2)	($)(3)
G.G. Pique	—	—	187,500	250,000	—	—	—
Hans Peter Michelet(4)	—	—	—	—	—	—	—
Thomas Willardson(5)	11/1/07	—	—	—	100,000	5.00	237,000
Richard Stover	6/28/07	—	52,000	69,300	2,800	5.00	6,900
Terrill Sandlin	—	—	29,300	41,900	—	—	—
MariaElena Ross	—	—	29,300	39,000	—	—	—

(1)	In 2007, under our Executive Financial Compensation Plan, our chief executive officer was eligible to earn an annual bonus in an amount not to exceed 100% of his base salary, and the maximum bonus amount for which our other Named Executive Officers were eligible, other than Mr. Michelet, was 30% of such executive officer’s base salary. Mr. Michelet’s bonus was paid outside of our Executive Financial Compensation Bonus Plan.

(2)	The fair value of the common stock for options granted was estimated either by our board of directors with input from management or by the stock prices in conjunction with private placements with third parties.

(3)	Amounts reflect the aggregate grant date fair value of stock options granted in 2007, calculated in accordance with SFAS No. 123(R) without regard to estimated forfeitures. See Note 9 of Notes to Consolidated Financial Statements for a discussion of assumptions made in determining the grant date fair value of our stock options.

(4)	Mr. Michelet served as our interim chief financial officer from January 2005 to November 2007.

(5)	Mr. Willardson was appointed as our chief financial officer in November 2007.

Outstanding Equity Awards At December 31, 2007

The following table presents certain information concerning equity awards held by our Named Executive Officers at the end of 2007.

	Option Awards
				Equity
				Incentive
				Plan
				Awards:
	Number of		Number of	Number of
	Securities		Securities	Securities
	Underlying		Underlying	Underlying
	Unexercised		Unexercised	Unexercised	Option
	Options		Options	Unearned	Exercise	Option
	(#)		(#)	Options	Price	Expiration
Name	Exercisable		Unexercisable	(#)	($)	Date
G.G. Pique	250,000	(1)	—	187,500	2.65	12/08/16
Hans Peter Michelet	—		—	—	—	—
Thomas Willardson	47,083	(2)	—	47,083	5.00	10/31/17
	52,917	(3)	—	52,917	5.00	10/31/17
Richard Stover	59,000	(4)	—	29,500	1.00	12/14/15
	1,042	(5)	—	521	1.00	12/14/15
	30,000	(6)	—	22,500	2.65	12/08/16
	2,800	(7)	—	2,800	5.00	6/27/17
Terrill Sandlin	5,000	(8)	—	2,500	1.00	12/14/15
	30,000	(9)	—	22,500	2.65	12/08/16
MariaElena Ross	40,000	(10)	—	13,334	1.00	04/04/15
	45,000	(11)	—	22,500	1.00	12/14/15
	30,000	(12)	—	22,500	2.65	12/08/16

(1)	This option was granted under the 2006 Stock Option/Stock Issuance Plan, or the 2006 Plan, on December 9, 2006 and vests for a period of four years beginning December 9, 2006. The options vest 25% on the first anniversary of the vesting commencement date and 1/36 of the remaining per month thereafter and will be fully vested on December 9, 2010.

(2)	This option was granted under the 2006 Plan on November 1, 2007 and vests for a period of four years beginning November 1, 2007. The options vest 25% on the first anniversary of the vesting commencement date and 1/36 of the remaining per month thereafter and will be fully vested on November 1, 2011.

(3)	This option was granted under the 2004 Stock Option/Stock Issuance Plan, or the 2004 Plan, on November 1, 2007 and vests for a period of four years beginning November 1, 2007. The options vest 25% on the first anniversary of the vesting commencement date and 1/36 of the remaining per month thereafter and will be fully vested on November 1, 2011.

(4)	This option was granted under the 2004 Plan on December 15, 2005 and vests for a period of four years beginning December 15, 2005. The options vest 25% on the first anniversary of the vesting commencement date and 1/36 of the remaining per month thereafter and will be fully vested on December 15, 2009.

(5)	This option was granted under the 2002 Stock Option/Stock Issuance Plan, or the 2002 Plan, on December 15, 2005 and vests for a period of four years beginning December 15, 2005. The options vest 25% on the first anniversary of the vesting commencement date and 1/36 of the remaining per month thereafter and will be fully vested on December 15, 2009.

(6)	This option was granted under the 2006 Plan on December 9, 2006 and vests for a period of four years beginning December 9, 2006. The options vest 25% on the first anniversary of the vesting commencement date and 1/36 of the remaining per month thereafter and will be fully vested on December 9, 2010.

(7)	This option was granted under the 2006 Plan on June 28, 2007 and vests for a period of four years beginning June 28, 2007. The options vest 25% on the first anniversary of the vesting commencement date and 1/36 of the remaining per month thereafter and will be fully vested on June 28, 2011.

(8)	This option was granted under the 2004 Plan on December 15, 2005 and vests for a period of four years beginning December 15, 2005. The options vest 25 on the first anniversary of the vesting commencement date and 1/36 of the remaining per month thereafter and will be fully vested on December 15, 2009.

(9)	This option was granted under the 2006 Plan on December 9, 2006 and vests for a period of four years beginning December 9, 2006. The options vest 25% on the first anniversary of the vesting commencement date and 1/36 of the remaining per month thereafter and will be fully vested on December 9, 2010.

(10)	This option was granted under the 2002 Stock Option/Stock Issuance Plan on April 5, 2005 and vests for a period of four years beginning April 5, 2005. The options vest 25% on the first anniversary of the vesting commencement date and 1/36 of the remaining per month thereafter and will be fully vested on April 5, 2009.

(11)	This option was granted under the 2002 Plan on December 15, 2005 and vests for a period of four years beginning December 15, 2005. The options vest 25 on the first anniversary of the vesting commencement date and 1/36 of the remaining per month thereafter and will be fully vested on December 15, 2009.

(12)	This option was granted under the 2006 Plan on December 9, 2006 and vests for a period of four years beginning December 9, 2006. The options vest 25% on the first anniversary of the vesting commencement date and 1/36 of the remaining per month thereafter and will be fully vested on December 9, 2010.

Option Exercises and Stock Vested

None of our Named Executive Officers exercised any options and no shares vested for any of our Named Executive Officers during 2007.

Employment Arrangements with Named Executive Officers

G.G. Pique

In March 2006, we entered into an employment agreement with G.G. Pique, our president and chief executive officer. Under the employment agreement, we employ Mr. Pique for a period of two years from the date of the agreement, at the end of which Mr. Pique’s agreement terminates and he will be employed with us on an at-will basis. Mr. Pique’s initial base salary was set at $250,000, which the compensation committee reviews annually for potential adjustments. The employment agreement also provides Mr. Pique with an annual performance bonus opportunity in an amount not to exceed 100% of his base salary. In addition, Mr. Pique’s employment agreement provides for the grant of options to purchase 250,000 shares of our common stock. Mr. Pique exercised options granted in 2002, 2003 and 2004 to purchase an aggregate of 750,000 shares of our common stock upon execution and delivery of promissory notes dated February 2005 in the aggregate amount of $195,000, all of which notes and accrued interest totaling $219,187 were repaid as of March 2008.

In January 2008, we amended Mr. Pique’s employment agreement to provide for an increase of his annual base salary to $350,000. The amendment also extends Mr. Pique’s term of employment with us for an additional 24 months from the date of the amendment, at the end of which term Mr. Pique’s agreement terminates and he will be employed with us on an at-will basis. In addition, the amendment provides for the accelerated vesting of all stock options granted to Mr. Pique under his 2006 Equity Compensation Grant at the end of his employment term. In May 2008, the agreement was further amended to provide for the accelerated vesting of such stock options as of December 31, 2008 if our initial public offering is not consummated, through no fault of Mr. Pique, as determined in good faith by the board.

Hans Peter Michelet

During 2007, we paid Hans Peter Michelet a base salary in the amount of $109,615 and a bonus in the amount of $125,000 for his services as our interim chief financial officer. In addition, we paid Mr. Michelet a housing allowance in the amount of $30,200. We did not enter into a formal employment agreement with Mr. Michelet relating to his services in this role.

In March 2008, our board approved an employment arrangement with Mr. Michelet for his services as executive chairman of our board. As our executive chairman, he will play a role in investor relations and the determination of our strategic direction. Under this arrangement, Mr. Michelet serves as an at-will employee of our company and his initial base salary is set at $250,000. Additionally, the employment arrangement provides for the grant of options to purchase 100,000 shares of our common stock and an annual performance bonus opportunity in an amount not to exceed 100% of his base salary.

In May 2008, our board approved a housing allowance of $55,000 for Mr. Michelet for the period between June 2008 through June 2009.

Thomas Willardson

We entered into an employment agreement in November 2007 with Thomas Willardson, our chief financial officer. Under the employment agreement, we employ Mr. Willardson for a period of eight months from the date of the agreement, at the end of which Mr. Willardson’s agreement terminates and he will be employed with us on an at-will basis. Mr. Willardson’s initial base salary was set at $250,000. The employment agreement also provides Mr. Willardson with an annual performance bonus opportunity in an amount not to exceed 100% of his base salary.

In February 2008, we amended Mr. Willardson’s employment agreement, effective July 1, 2008. Pursuant to the amendment, Mr. Willardson’s term of employment was extended from eight months to 13 months, at the end of which Mr. Willardson’s employment becomes at-will. The amendment also provides that in the event that the initial public offering is not consummated through no fault of Mr. Willardson, all stock options granted to Mr. Willardson in December 2007 will immediately and fully vest as of December 31, 2008.

Richard Stover

We entered into an employment agreement dated July 1, 2006 with Richard Stover, our chief technical officer. Under the employment agreement, we employ Dr. Stover for a period of 24 months from the date of the agreement, at the end of which Dr. Stover’s agreement terminates and he will be employed with us on an at-will basis. Dr. Stover’s initial base salary was set at $210,000. The employment agreement also provides Dr. Stover with an annual performance bonus opportunity in an amount not to exceed 100% of his base salary. Pursuant to the employment agreement, we granted Dr. Stover an option to purchase 30,000 shares of our common stock. Dr. Stover exercised options granted in 2002, 2003 and 2004 to purchase an aggregate of 175,000 shares of our common stock upon execution and delivery of promissory notes dated February 2005 in the aggregate amount of $51,000, all of which notes and accrued interest totaling $56,173 were repaid as of March 2008.

In February 2008, we amended Dr. Stover’s employment agreement, effective July 1, 2008. Pursuant to the amendment, Dr. Stover’s term of employment was extended from 24 months to 30 months, at the end of which Dr. Stover’s employment becomes at-will. While the amendment provides for this increased base salary as of January 1, 2008, we have been paying Dr. Stover a base salary of $231,000 since September 1, 2007. The amendment also provides that in the event that the initial public offering is not consummated as scheduled, through no fault of Dr. Stover, all stock options granted to Dr. Stover in December 2006 will immediately and fully vest as of December 31, 2008.

Terrill Sandlin

We entered into an employment agreement dated July 1, 2006 with Terrill Sandlin, our vice president of manufacturing. Under the employment agreement, we employ Mr. Sandlin for a period of 24 months from the date of the agreement, at the end of which Mr. Sandlin’s agreement terminates and he will be employed with us on an at-will basis. Mr. Sandlin’s initial base salary was set at $130,000. The employment agreement also provides Mr. Sandlin with an annual performance bonus opportunity in an amount not to exceed 100% of his base salary. Pursuant to the employment agreement, we granted Mr. Sandlin an initial option to purchase 30,000 shares of our common stock. Mr. Sandlin exercised options granted in 2001, 2002 and 2004 to purchase an aggregate of 120,000 shares of our common stock upon execution and delivery of promissory notes dated February 2005 in the aggregate amount of $36,000, all of which notes and accrued interest totaling $40,364 were repaid as of March 2008.

In February 2008, we amended Mr. Sandlin’s employment agreement, effective July 1, 2008. Pursuant to the amendment, Mr. Sandlin’s term of employment was extended from 24 months to 30 months, at the end of which Mr. Sandlin’s employment becomes at-will. While the amendment provides for this increased base salary as of January 1, 2008, we have been paying Mr. Sandlin a base salary of $143,000 since April 24, 2007. The amendment also provides that in the event that the initial public offering is not consummated as scheduled, through no fault of Mr. Sandlin, all stock options granted to Mr. Sandlin in December 2006 will immediately and fully vest as of December 31, 2008.

MariaElena Ross

We entered into an employment agreement dated July 1, 2006 with MariaElena Ross, our vice president of administration and human resources. Under the employment agreement, we employ Ms. Ross for a period of 24 months from the date of the agreement, at the end of which Ms. Ross’s agreement terminates and she will be employed with us on an at-will basis. Ms. Ross’s initial base salary was set at $130,000. The employment agreement also provides Ms. Ross with an annual performance bonus opportunity in an amount not to exceed 100% of her base salary. Pursuant to the employment agreement, we granted Ms. Ross an initial option to purchase 30,000 shares of our common stock.

In February 2008, we amended Ms. Ross’s employment agreement, effective July 1, 2008. Pursuant to the amendment, Ms. Ross’s term of employment was extended from 24 months to 30 months, at the end of which Ms. Ross’s employment becomes at-will. While the amendment provides for this increased base salary as of January 1, 2008, we have been paying Ms. Ross a base salary of $145,000 since October 1, 2007. The amendment also provides that in the event that the initial public offering is not consummated as scheduled, through no fault of Ms. Ross, all stock options granted to Ms. Ross in December 2006 will immediately and fully vest as of December 31, 2008.

The severance and termination terms of our Named Executive Officers’ current employment agreements are further discussed under the caption “Compensation Discussion and Analysis—Severance and Termination” above. Additionally, each of our Named Executive Officers has entered into our standard employment agreement, which contains customary provisions relating to restrictions on competition during the period of employment as well as restrictions on solicitation during the term of employment and for two years after termination.

Potential Payments Upon Termination or Change of Control

The table below reflects the compensation and benefits due to each of the Named Executive Officers in the event of termination of employment: (i) upon a voluntary termination; (ii) an involuntary for cause termination (including death and disability); (iii) an involuntary termination without cause; and (iv) an involuntary termination following a change in control.

The amounts shown assume that each termination of employment was effective as of December 31, 2007. The amounts shown in the table are estimates of the amounts which would be paid upon termination of employment. The actual amounts to be paid can only be determined at the time of the termination of employment.

				Involuntary
			Involuntary	Termination
		Involuntary	Termination	Within 12 Months
	Voluntary	Termination	Without	Following a Change
	Termination	For Cause	Cause	in Control
Name	($)(1)	($)(1)	($)(2)(3)	($)(3)(4)
G.G. Pique	25,700	25,700
Hans Peter Michelet(5)	8,061	8,061
Thomas Willardson(6)	7,722	7,722
Richard Stover	12,382	12,382
Terrill Sandlin	23,287	23,287
MariaElena Ross	12,038	12,038

(1)	This amount includes: (i) base salary due and owing at termination; (ii) earned but unused vacation through the date of termination; (iii) reimbursement of all reasonable expenses; and (iv) any earned but unpaid and undeferred bonus attributable to the year that ends immediately before the year in which the executive’s termination occurs.

(2)	This amount includes: (i) base salary due and owing at termination; (ii) earned but unused vacation through the date of termination; (iii) reimbursement of all reasonable expenses; (iv) any earned but unpaid and undeferred bonus attributable to the year that ends immediately before the year in which the executive’s termination occurs; (v) payment in an amount equal to 70% of current annual base salary, in the case of Mr. Pique, and 50% of current annual base salary, in the case of other Named Executive Officers; (vi) equity acceleration; and (vii) our payments for continued health, dental, vision and life insurance benefits for a period of one year.

(3)	Equity acceleration is calculated as the spread value of all unvested stock options and restricted stock held by the executive on December 31, 2007, assuming an initial public offering price of our common stock of $ . The vesting of all then-unvested stock options, restricted stock or other unvested equity incentives held by the executive immediately accelerates upon termination of executive’s employment without cause.

(4)	This amount includes: (i) base salary due and owing at termination; (ii) earned but unused vacation through the date of termination; (iii) reimbursement of all reasonable expenses; (iv) any earned but unpaid and undeferred bonus attributable to the year that ends immediately before the year in which the executive’s termination occurs; (v) payment in an amount equal to 100% of current annual base salary; (vi) equity acceleration; and (vii) our payments for continued health, dental, vision and life insurance benefits for a period of one year.

(5)	Mr. Michelet served as our interim chief financial officer from January 2005 to November 2007.

(6)	Mr. Willardson was appointed as our chief financial officer in November 2007.

In addition to the benefits described above, our 2002 Stock Option/Stock Issuance Plan, 2004 Stock Option/Stock Issuance Plan and 2006 Stock Option/Stock Issuance Plan provide for the acceleration of vesting of awards in certain circumstances in connection with or following a change of control of our company. See “Employee Benefit Plans” below.

Employee Benefit Plans

2008 Equity Incentive Plan

The following contains a summary of the material terms of our 2008 Equity Incentive Plan, or the 2008 Plan, which was approved by our board of directors in March 2008 and which we expect our stockholders will approve prior to the completion of this offering. The 2008 Plan, which will be effective immediately prior to the effectiveness of this offering, is the successor to our 2006 Stock Option/Stock Issuance Plan. No further awards will be granted under our 2006 Stock Option/Stock Issuance Plan after this offering. The awards outstanding after this offering under the 2006 Stock Option/Stock Issuance Plan will continue to be governed by their existing terms.

Purpose of the 2008 Plan. The 2008 Plan is intended to promote our long-term success and the creation of stockholder value by encouraging employees, directors and consultants to focus on critical long-range objectives, encouraging the attraction and retention of employees, directors and consultants with exceptional qualifications and linking employees, directors and consultants directly to stockholder interests through increased stock ownership.

Term of the 2008 Plan. The 2008 Plan will continue in effect for seven years from its adoption date, unless our board of directors decides to terminate the plan earlier.

Share Reserve. The maximum number of shares that we have authorized for issuance under the 2008 Plan is 1,000,000 shares.

Any award intended to comply with Section 162(m) of the Code shall be limited to an aggregate of 500,000 shares per individual in a single calendar year, except that a newly hired employee may receive one or more awards intended to comply with Section 162(m) of the Code up to 800,000 shares in the first calendar year of employment. All shares available under the 2008 Plan may be issued upon the exercise of incentive stock options.

As of the first day of each year, commencing in 2009, the aggregate number of shares that may be issued or transferred under the 2008 Plan shall automatically increase by a number equal to the lowest of (a) 5% of the total number of shares then outstanding, (b) 2,500,000 shares or (c) the number determined by the board of directors. Notwithstanding the foregoing, the maximum aggregate number of shares that may be issued or transferred under the 2008 Plan during the term of the Plan shall not exceed 10,000,000 shares.

In general, if options or other awards granted under the 2008 Plan are forfeited or terminate for any other reason before being exercised or settled, then the shares subject to such options or awards will again become available for awards under the 2008 Plan.

Administration of the 2008 Plan. The 2008 Plan is administered by a committee of our board of directors, which will have complete discretion to make all decisions relating to the interpretation and operation of the 2008 Plan. The committee will have the discretion to determine who will receive an award, the type of award, the number of shares that will be covered by the award, the vesting requirements of the award, if any, and all other features and conditions of the award. The committee may implement rules and procedures that differ from those described below in order to adapt the 2008 Plan to the requirements of countries other than the United States. Any action taken or determination made by the committee will be final, binding and conclusive on all affected persons. Within the limits set forth by the 2008 Plan, the committee may also reprice outstanding options and modify outstanding awards in other ways.

Eligibility. Any employee, consultant or non-employee director may be selected by the committee to participate in the 2008 Plan. Except as set forth below with respect to incentive options, all awards may be granted by the committee to any employee, consultant or non-employee director who performs services for us or our parent or subsidiary and who is determined by the committee to be eligible for an award.

Type of 2008 Plan Awards. Awards granted under the 2008 Plan may include any of the following:

•	non-qualified options are options to purchase shares of our common stock at an exercise price of not less than 100% of the fair market value per share on the date of grant;

•	incentive options are options designed to meet certain tax code provisions, which provide favorable tax treatment to optionees if certain conditions are met. Incentive options are issued at an exercise price not less than 100% of the fair market value per share (or 110% of fair market value per share if issued to 10% stockholders) on the date of grant and may only be granted to employees;

•	stock units are rights to receive a specified number of shares of our common stock, the fair market value of such common stock in cash or a combination of cash and shares upon expiration of the vesting period specified for such stock units by the committee;

•	restricted shares are shares of common stock which are issued to the participant subject to such forfeiture and other restrictions as the committee, in its sole discretion, shall determine. Restricted shares may not be transferred by the participant prior to the lapse of such restrictions; and

•	stock appreciation rights are rights to receive shares of our common stock, cash or a combination of shares and cash, the value of which is equal to the spread or excess of (i) the fair market value per share on the date of exercise over (ii) the fair market value per share on the date of grant with respect to a specified number of shares of common stock.

Performance Awards. The committee may grant performance awards to employees, consultants or non-employee directors based on performance criteria measured over a specified period of one or more years. Such criteria may include operating profits (including EBITDA), net profits, earnings per share, profit returns and margins, revenue, stockholder return and/or value, stock price and working capital or, for awards not intended to comply with Section 162(m) of the Code, such other performance criteria determined by the board of directors.

Vesting of Awards and Exercise of Options and Stock Appreciation Rights. Options and stock appreciation rights vest at the time or times determined by the committee. In most cases, our options vest over the four-year period following the date of grant. Vesting may accelerate in the event of death or disability.

Restricted shares and stock units vest at the time or times determined by the committee and may be subject to service-based or performance-based vesting conditions. Vesting may accelerate in the event of death or disability.

Change in Control. If a change in control of our company occurs, the vesting of an award under the 2008 Plan will generally not accelerate unless the surviving corporation in a merger or consolidation does not assume the option or award or replace it with a comparable award. A change in control includes:

•	a merger of our company after which our stockholders own 50% or less of the surviving corporation or its parent company;

•	a sale of all or substantially all of our assets;

•	a change in the composition of the board of directors, as a result of which less than 50% of the incumbent directors either had been directors two years before the change in composition of the board or were appointed or nominated by the board by a majority of the directors who had been directors two years before or had been selected in this manner; or

•	an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to our company, such as a holding company owned by our stockholders.

In the event that we are a party to a merger or consolidation in which options or awards are not assumed or replaced with comparable awards by the surviving corporation, all outstanding options or awards shall be subject to the agreement of merger or consolidation, which shall provide for one or more of the following:

•	the acceleration of vesting of 100% of the then unvested portion of the common stock subject to any outstanding options and stock appreciation rights;

•	the cancellation of all outstanding options and stock appreciation rights in exchange for a payment to the holders thereof equal to the excess of (i) the fair market value of the common shares subject to such options and stock appreciation rights over (ii) their exercise price. Such payment shall be made in the form of cash, cash equivalents or securities of the surviving corporation or its parent, and such payment may be made in installments and deferred until the date or dates when such options and stock appreciation rights would have vested; and

•	The cancellation of all outstanding stock units and a payment to the holders thereof equal to the fair market value of the common stock subject to such stock units. Such payment shall be made in the form of cash, cash equivalents or securities of the surviving corporation or its parent, and such payment may be made in installments and deferred until the date or dates when such stock units would have vested.

In addition, our committee shall have the discretion, in connection with a change in control or otherwise, to provide for the acceleration of vesting at any time of some or all of any options or awards granted under our 2008 Plan.

Amendment and Termination of 2008 Plan. The board of directors may amend or terminate the 2008 Plan at any time. No amendment can be effective prior to its approval by our stockholders, to the extent that such approval is required by applicable legal requirements or any exchange on which our common stock is listed.

2006 Stock Option/Stock Issuance Plan

Our 2006 Stock Option/Stock Issuance Plan, or the 2006 Plan, was adopted by our board of directors and approved by our stockholders in May 2006. The plan provides for the grant of stock issuances and stock options to our employees, non-employee directors, consultants and independent advisors. The 2006 Plan is divided into two separate equity programs, an option grant program and a stock issuance program, each of which is discussed in more detail below.

We have reserved a total of 860,000 shares of our common stock for issuance pursuant to the 2006 Plan. As of March 31, 2008, options to purchase 813,683 shares of our common stock were outstanding and 37,567 shares were available for future grant under this plan. Our board of directors has decided not to grant any additional options or other awards under this plan following the completion of this offering. However, this plan will continue to govern the terms and conditions of the outstanding awards previously granted under this plan.

The 2006 Plan calls for administration to be carried out by the board of directors or a committee delegated by the board of directors. Our 2006 Plan is administered by our compensation committee.

Under the 2006 Plan, the plan administrator has the full authority to determine: (i) with respect to grants under the option grant program, which eligible persons are to receive option grants, the times when those grants are to be made, the number of shares to be covered by each such grant, the status of the granted option as either an incentive option or a nonstatutory option, the times when each option is to become exercisable, the exercise price per share, the vesting schedule applicable to the option shares and the maximum term for which the option is to remain outstanding; and (ii) with respect to stock issuances under the stock issuance program, which eligible persons are to receive stock issuances, the times when those issuances are to be made, the number of shares to be issued to each participant, the vesting schedule applicable to the issued shares and the consideration to be paid by the participant for such shares. The plan administrator also has the absolute discretion either to grant or to effect stock issuances.

Option Grant Program

The exercise price of all options, except for incentive options (or options that satisfy the requirements of the Internal Revenue Code Section 422) granted under our option grant program must not be less than 85% of the fair market value of our common stock on the date of grant. However, with respect to any participant who is a 10% stockholder, the exercise price of such options must not be less than 110% of the fair market value on the grant date. The term of any options granted under our option grant program may not exceed 10 years. With respect to incentive options, the exercise price per share of an incentive option must not be less than 100% of the fair market value on the grant date. Also, the aggregate fair market value of the incentive options that become exercisable for the first time during any one calendar year must not exceed $100,000. Finally, the term of any incentive option granted to an employee who is a 10% stockholder may not exceed five years.

After termination of service by an employee, director or consultant, for any reason other than death, disability or misconduct, he or she has a period of one month following the date of termination during which to exercise his or her option. If termination is due to death or disability, the option will remain exercisable for 12 months. If the termination is due to misconduct, then all outstanding options held by the individual terminates immediately. While the plan administrator may, at its discretion, extend the period of time for which the option is to remain exercisable, no option may is exercisable after the expiration of its term.

Our option grant program provides that in the event of a change in control of our company, defined as a merger or consolidation where more than fifty percent of the total combined voting power of our outstanding securities are transferred to a person or persons different from those holding our securities immediately prior to such transaction, or the sale, transfer or other disposition of all or substantially all of our assets, the shares subject to each outstanding option shall automatically vest in full so that each such option becomes fully exercisable and may be exercised as fully vested shares prior to the effective date of the change in control. However, such shares may not vest on such an accelerated basis if:

•	the option is assumed by the successor corporation and our repurchase rights with respect to the unvested option shares are assigned to such corporation;

•	such option is to be replaced with the successor corporation’s cash incentive program, which preserves the spread existing on the unvested option shares and provides for subsequent payout in accordance with the same vesting schedule applicable to those unvested option shares; or

•	acceleration of the option is subject to other limitations imposed by the plan administrator at the time of the option grant.

In any case, our option grant program gives the plan administrator the discretion to provide for automatic acceleration of one or more outstanding options in the event of a change in control, whether or not those options are to be assumed in the change in control.

Our option grant program also gives the plan administrator the full power and authority to structure an option so that the shares subject to that option will automatically vest on an accelerated basis should the option holder’s service terminate by reason of an involuntary termination within a period not to exceed 18 months following the effective date of a change in control. Any option so accelerated remains exercisable until the earlier of the expiration of the option term or the expiration of one year from the effective date of the involuntary termination.

Stock Issuance Program

Under our stock issuance program, the plan administrator has discretion to fix the purchase price of the shares. However, such price may not be less than 85% of the fair market value of our common stock on the issue date, and with respect to any shares issued to a 10% stockholder, the purchase price may not be less than 110% of the fair market value on the issue date.

Shares of our common stock issued under the stock issuance program may be fully and immediately vested upon issuance or may vest in installments over the participant’s period of service or upon attainment of specific performance goals. While the plan administrator has discretion in determining the vesting schedule, no vesting schedule may be more restrictive than 20% per year vesting, with initial vesting to occur no later than one year after the issuance date. However, such limitation does not apply to common stock issuances made to our officers, non-employee board members or independent consultants.

Our stock issuance program gives the participant full stockholder rights with respect to any shares of common stock issued under such program, whether or not the participant’s interest in those shares is vested. Our stock issuance program also calls for immediate surrender and cancellation of any unvested shares of common stock should the participant’s service be terminated or his/her performance goals not be attained with respect to such unvested shares. However, the plan administrator may at its discretion waive such the surrender and cancellation of the unvested shares at any time.

Our stock issuance program further provides that in the event of a change in control, all repurchase rights under the program terminates immediately and shares subject to those rights immediately vest in full, except to the extent that: (i) our repurchase rights are assigned to such corporation; or (ii) acceleration is subject to other limitations imposed by the plan administrator at the time the repurchase right is issued.

The plan administrator has the discretionary authority to provide that our repurchase rights with respect to unvested shares automatically terminate and the shares subject to such rights immediately vest in the event that the participant’s service terminates by reason of an involuntary termination within a period not to exceed 18 months following the effective date of a change in control.

2004 Stock Option/Stock Issuance Plan

Our 2004 Stock Option/Stock Issuance Plan, or 2004 Plan, was adopted by our board of directors and approved by our stockholders in January 2004. Our 2004 Plan provides for the grant of stock issuances and stock options to our employees, non-employee directors, consultants and other independent advisors. The administration and features of the 2004 Plan and the terms of the options granted thereunder are substantially similar to the corresponding features of the 2006 Plan.

We have reserved a total of 850,000 shares of our common stock for issuance pursuant to the 2004 Plan. As of March 31, 2008, options to purchase 339,208 shares of our common stock were outstanding and 8,709 shares were available for future grant under this plan. Our board of directors has decided not to grant any additional options or other awards under this plan following the completion of this offering. However, this plan will continue to govern the terms and conditions of the outstanding awards previously granted under this plan.

2002 Stock Option/Stock Issuance Plan

Our 2002 Stock Option/Stock Issuance Plan, or 2002 Plan, was adopted by our board of directors in March 2002 and approved by our stockholders in April 2002. Our 2002 Plan provides for the grant of stock issuances and stock options to our employees, non-employee directors, consultants and other independent advisors. The administration and features of the 2002 Plan and the terms of the options granted thereunder are substantially similar to the corresponding features of the 2006 Plan.

We have reserved a total of 1,509,375 shares of our common stock for issuance pursuant to the 2002 Plan. As of March 31, 2008, options to purchase 180,417 shares of our common stock were outstanding and 5,625 shares were available for future grant under this plan. Our board of directors has decided not to grant any additional options or other awards under this plan following the completion of this offering. However, this plan will continue to govern the terms and conditions of the outstanding awards previously granted under this plan.

2001 Stock Option Plan

Our 2001 Stock Option Plan was adopted by our board of directors in March 2001 and approved by our stockholders in April 2001. Our 2001 Stock Option Plan provides for the grant of stock options to our employees, consultants and directors as well as prospective employees, consultants and directors in connection with written offers of employment or other service relationship with our Company.

We have reserved a total of 2,500,000 shares of our common stock for issuance pursuant to the 2001 Stock Option Plan. As of March 31, 2008, no options to purchase shares of our common stock remained outstanding and no shares were available for future grant under this plan.

The 2001 Stock Option Plan calls for administration to be carried out by our board of directors. Under our 2001 Stock Option Plan, the board of directors have the full power and authority to determine: (i) which eligible persons are to receive option grants, the times when those grants are to be made, the number of shares to be covered by each such grant; (ii) the status of the granted option as either an incentive option or a nonstatutory option; (iii) the fair market value of shares of stock or other property; (iv) the terms, conditions and restrictions applicable to each option and any shares acquired upon their exercise, including without limitation: (a) the exercise price, (b) the method of payment for shares purchased upon exercise of the option, (c) the method for satisfaction of any tax withholding obligation arising in connection with the option or such shares, (d) the timing, terms and conditions of the exercisability of the option or the vesting of any shares acquired upon their exercise, (e) the time of expiration of the option, (f) the effect of the optionee’s termination of employment or service, and (g) all other terms, conditions and restrictions applicable to the option. Our board of directors also has the full authority to amend the exercisability of any option or the vesting of any shares acquired upon their exercise, including with respect to the period following any optionee’s termination of employment or service with our Company.

The 2001 Stock Option Plan provides for the grant of either incentive options or nonstatutory options. However, the board may only issue incentive options to those individuals who are deemed employees of our Company on the effective grant date of the option.

The exercise price of nonstatutory options must not be less than 85% of the fair market value of our common stock on the date of grant. However, with respect to any participant who is a 10% stockholder, the exercise price of such options must not be less than 110% of the fair market value on the grant date. The term of any options granted may not exceed 10 years. With respect to incentive options, the exercise price per share of an incentive option must not be less than the fair market value of a share of stock on the effective grant date. Also, the aggregate fair market value of the incentive options that become exercisable for the first time during any one calendar year must not exceed $100,000. Finally, the term of any incentive option granted to an employee who is a 10% stockholder may not exceed five years.

Our 2001 Stock Option Plan provides that in the event of a change of control of our Company, defined as a direct or indirect sale or exchange by our stockholders of more than 50% of the voting stock of our Company, a merger or consolidation in which our Company is a party, the sale exchange or transfer of all or substantially all of the assets of our company, or a liquidation or dissolution of our Company, the acquiring corporation must either assume our rights and obligations under outstanding options or substitute for outstanding options substantially equivalent options for the acquiring corporation’s stock.

Our 2001 Stock Option Plan also provides for indemnification of our board of directors and any officers or employees delegated to act on behalf of the board of directors against any action, suit or proceeding initiated against them by reason of any action taken by them or their failure to act under or in connection with the 2001 Stock Option Plan.

In January 2007, our board of directors amended our 2001, 2002, 2004 and 2006 Stock Option Plans to allow for accelerated vesting of all unvested options upon an optionee’s death resulting while employed and engaged in the course and scope of company business.

Defined Contribution Plan

401(k) Plan. We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month. Employees must be 21 years of age to participate. Participants may contribute from 1% to 20% of their annual salary, subject to the annual maximum determined by the IRS. All participants’ interests in their deferrals are 100% vested when contributed. The 401(k) plan permits us to make matching contributions to eligible participants, where we match 50% of the first 6% of each participant’s contributions. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made. Participants are fully vested in our contribution account after four years of service. Participants may borrow money from the accumulated value of his/her vested accounts. However, the maximum loan amount must be either the lesser of $50,000 or 50% of the vested account balance. Such loans are to be repaid through payroll deductions over a five year period. Upon termination of employment any outstanding loan balance is due within 30 days. If such loan is not paid within 30 days, the loan is reported as a withdrawal and subject to an income tax.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering contain provisions that limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation that will become effective upon the completion of this offering provides that we indemnify our directors to the fullest extent permitted by Delaware law. In addition, our amended and restated bylaws that will become effective upon the completion of this offering provide that we indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws, that will become effective upon the completion of this offering also provide that we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. After the effectiveness of this offering, we expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among others, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering, may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We intend to adopt a policy to address the review, approval or ratification of related person transactions. An investor may obtain a written copy of this policy, once adopted, by sending a written request to Energy Recovery, Inc., 1908 Doolittle Drive, San Leandro, CA 94577, attention Chief Financial Officer.

Since January 1, 2007, there has not been, nor is there currently proposed, any transaction or series of transactions to which we were or are a party in which the amount involved exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons, had or has a direct or indirect material interest, other than arrangements which are described where required under the heading titled “Management” above, and the transactions described below.

Common Stock Purchases and Sales

In June 2007, Caprice AS, a Norwegian corporation, purchased 64,752 shares of our common stock at a price of $5.00 per share for an aggregate purchase price of $323,760. This purchase was part of a private placement of our common stock to various investors. Ole Peter Lorentzen, one of our directors, is a controlling stockholder of Caprice AS. Caprice AS is a holder of more than 5% of our outstanding common stock.

Stock Option Grants

Certain stock option grants to our directors and executive officers and related option grant policies are described above in this prospectus under the caption “Management.”

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with certain of our executive officers. See “Employment Agreements” and “Potential Payments on Termination or Change of Control” under “Management” above.

Our amended and restated bylaws and amended and restated certificate of incorporation that will be effective upon the completion of this offering require us to indemnify our directors and executive officers in the event that they are named parties to certain actions, suits or proceedings. See “Management—Limitations on Liability and Indemnification Matters” above.

Promissory Notes

G.G. Pique

In February 2005, in connection with the exercise of incentive stock options issued pursuant to certain stock option agreements entered into between us and G.G. Pique, our president and chief executive officer, Mr. Pique purchased an aggregate of 750,000 shares of our common stock with three promissory notes totaling $195,000, payable to us. All three promissory notes bore interest at 3.76% per annum and were secured first by a pledge of the underlying shares purchased by Mr. Pique and then by Mr. Pique’s assets until payment in full of the promissory notes, including accrued interest. As of December 31, 2007, 2006 and 2005, $8,000, $8,000 and $7,000, respectively, of interest had accrued on the notes. The entire principal and accrued interest of all three promissory notes were repaid in full as of March 2008.

Hans Peter Michelet

In February 2005, Hans Peter Michelet, our executive chairman, purchased 100,000 shares of our common stock pursuant to the exercise of a warrant and 250,000 shares of our common stock pursuant to the exercise of a stock option with two promissory notes totaling $70,000. The promissory notes bore interest at 3.76% per annum and were secured first by a pledge of the underlying shares purchased by Mr. Michelet and then by Mr. Michelet’s assets until payment in full of the promissory notes, including accrued interest. As of December 31, 2007, 2006 and 2005, $3,000 of interest had accrued on the note for each such year. The entire principal and accrued interest were repaid in full as of March 2008.

Terrill Sandlin

In February 2005, in connection with the exercise of incentive stock options issued pursuant to certain stock option agreements entered into between us and Terrill Sandlin, our vice president of manufacturing, Mr. Sandlin purchased an aggregate of 120,000 shares of our common stock with three promissory notes payable to us totaling $36,000. All three promissory notes bore interest at 3.76% per annum and were secured first by a pledge of the underlying shares purchased by Mr. Sandlin and then by Mr. Sandlin’s assets until payment in full of the promissory notes, including accrued interest. As of December 31, 2007, 2006 and 2005, $2,000, $1,000 and $1,000, respectively, of interest had accrued on the notes. The entire principal and accrued interest of all three promissory notes were repaid in full as of March 2008.

Richard Stover

In February 2005, in connection with the exercise of incentive stock options issued pursuant to certain stock option agreements entered into between us and Richard Stover, our chief technical officer, Dr. Stover purchased an aggregate of 175,000 shares of our common stock with three promissory notes payable to us totaling $51,000. All three promissory notes bore interest at 3.76% per annum and were secured first by a pledge of the underlying shares purchased by Dr. Stover and then by Dr. Stover’s assets until payment in full of the promissory notes, including accrued interest. As of December 31, 2007, 2006 and 2005, $2,000 of interest had accrued on the notes for each such year. The entire principal and accrued interest of all three promissory notes were repaid in full in January 2008.

C. Peter Darby

In February 2005, in connection with the exercise of a non-statutory stock option issued pursuant to a certain stock option agreement entered into between us and Peter Darby, one of our directors, Mr. Darby purchased 250,000 shares of our common stock for an aggregate price of $50,000 with a promissory note payable to us in the amount of $50,000. The promissory note bore interest at 3.76% per annum and was secured first by a pledge of the underlying shares purchased by Mr. Darby and then by Mr. Darby’s assets until payment in full of the promissory note, including accrued interest. As of December 31, 2007, 2006 and 2005, $2,000 of interest had accrued on the note for each such year. The entire principal and accrued interest were repaid in full in March 2008.

James Medanich

In February 2005, in connection with the exercise of non-statutory stock options issued pursuant to certain stock option agreements entered into between us and James Medanich, one of our directors, Mr. Medanich purchased an aggregate of 350,000 shares of our common stock with two promissory notes payable to us in the amount of $70,000. The promissory notes bore interest at 3.76% per annum and was secured first by a pledge of the underlying shares purchased by Mr. Medanich and then by Mr. Medanich’s assets until payment in full of the promissory notes, including accrued interest. As of December 31, 2007, 2006 and 2005, $3,000 of interest had accrued on the notes for each such year. The entire principal and accrued interest were repaid in full in March 2008.

Other Relationships

We entered into an independent contractor agreement with Darby Engineering, LLC in January 2008, pursuant to which Darby Engineering will provide engineering and management consulting services to us for a period of 12 months, after which the agreement will be on a month-to-month basis. Pursuant to the independent contractor agreement, Darby Engineering will be compensated for services rendered as follows: $1,000 for each day worked at Darby Engineering’s offices and $1,200 for each day worked at any other location, provided that Darby Engineering will provide at least eight days of service per month. Peter Darby, one of our directors, is a managing member of Darby Engineering LLC.

PRINCIPAL AND SELLING STOCKHOLDERS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock at December 31, 2007, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors and director nominees;

•	each of our Named Executive Officers;

•	all of our directors, director nominees and executive officers as a group; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 39,838,908 shares of common stock outstanding at March 31, 2008. For purposes of the table below, we have assumed that           shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options and warrants held by that person or entity that are currently exercisable or exercisable within 60 days of March 31, 2008. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an “*.”

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Energy Recovery, Inc. 1908 Doolittle Drive, San Leandro, California, 94577.

	Shares Beneficially Owned
		Percent
		Before	After
Name of Beneficial Owner	Number	Offering	Offering
5% Stockholders (other than directors, director nominees and Named Executive Officers)
Arvarius AS(1)	12,026,533	28.8%
Parkv.57 c/o B. Skaugen AS 0256
Oslo, Norway
Caprice AS(2)	4,480,638	11.2
Haakon Vi’s Gate 1 0161
Oslo, Norway
Directors, Director Nominees and Named Executive Officers:
Hans Peter Michelet	1,781,613	4.5
James Medanich(3)	3,606,534	9.1
Fred Olav Johannessen(4)	2,796,484	7.0
Ole Peter Lorentzen(2)(5)	4,480,638	11.2
Arve Hanstveit(6)	2,031,751	5.1
Peter Darby(7)	856,375	2.1
Marius Skaugen(1)(8)	12,641,103	30.3
Dominique Trempont	–	*
Paul Cook	–	*
G.G. Pique(9)	1,080,000	2.7
Richard Stover(10)	267,842	*
Thomas D. Willardson(11)	100,000	*
Terrill Sandlin(12)	155,000	*
MariaElena Ross(13)	115,000	*
All directors and executive officers as a group (14 persons)	29,912,340	70.4
Selling Stockholders:

*	Less than one percent.

(1)	Includes warrants to purchase 1,904,122 shares of common stock that are exercisable within 60 days of March 31, 2008. Mr. Skaugen, one of our directors, is a controlling stockholder of Arvarius AS.

(2)	Mr. Lorentzen, one of our directors, is a controlling stockholder of Caprice AS.
(3)	Consists of 3,047,485 shares held of record by Mr. Medanich, 275,551 shares held of record by Mr. Medanich and his wife and 283,498 shares held of record by his wife.

(4)	Consists of 1,390,165 shares held of record by Mr. Johannessen, 80,000 shares held of record by Mr. Johannessen’s wife, 355,500 shares held of record by Mr. Johannessen’s children, 307,210 shares held of record by Logar AS, 375,792 shares held of record by Kalamaris Invest AS, 33,012 shares held of record by Osip ApS, and 254,805 shares held of record by Rolechoice Ltd. Mr. Johannessen has shared voting and investment power over the shares that are owned by his children. Mr. Johannessen is the sole shareholder of Osip ApS and Rolechoice Ltd. Mr. Johannessen is also a controlling stockholder of Logar AS.

(5)	Includes 4,480,638 shares of common stock held by Caprice AS. Mr. Lorentzen, one of our directors, is a controlling stockholder of Caprice AS.
(6)	Consists of 1,831,751 shares held of record by Mr. Hanstveit and 200,000 shares held of record by Mr. Hanstveit’s daughters. Mr. Hanstveit has shared voting and investment power over the shares that are owned by his daughters.

(7)	Consists of 250,000 shares held of record by Mr. Darby, 586,375 shares held of record by Mr. Darby and his wife as trustees of the Darby Revocable Trust dated February, 9, 1998, and a warrant held by Mr. Darby and his wife to purchase 20,000 shares of common stock that are exercisable within 60 days of March 31, 2008.

(8)	Consists of 307,285 shares held of record by Lafite AS, 307,285 shares held of record by Mouton AS and 12,026,533 shares held of record by Arvarius AS or issuable to Arvarius AS pursuant to outstanding warrants. See footnote (1) above. Mr. Skaugen has shared voting and investment power over the shares owned by Lafite AS and Mouton AS. Mr. Skaugen is also a controlling stockholder of Arvarius AS.

(9)	Consists of 280,000 shares held of record by Mr. Pique, 400,000 shares held of record by Mr. Pique as trustee of The Pique Bachman Income Security Trust, a warrant held by Mr. Pique to purchase 150,000 shares of common stock that is exercisable within 60 days of March 31, 2008, and options to purchase 250,000 shares of common stock that are exercisable within 60 days of March 31, 2008, of which 177,084 shares are subject to a right of repurchase at cost within 60 days of March 31, 2008 in the event of termination of Mr. Pique’s employment with us. The right of repurchase lapses at a rate of 5,208 shares of common stock per month.

(10)	Includes options to purchase 92,842 shares of common stock that may be exercised within 60 days of March 31, 2008, of which 45,943 shares are subject to a right of repurchase at cost within 60 days of March 31, 2008 in the event of the termination of Dr. Stover’s employment with us. The right of repurchase lapses at a rate of 1,876 shares per month until June 2008 and at a rate of 1,934 shares of common stock per month thereafter.

(11)	Includes options to purchase 100,000 shares of common stock that may be exercised within 60 days of March 31, 2008, all of which are subject to a right of repurchase at cost within 60 days of March 31, 2008 in the event of the termination of Mr. Willardson’s employment with us. The right of repurchase lapses at a rate of 25,000 shares as of November 2008 and at a rate of 2,083 shares of common stock per month thereafter.

(12)	Includes options to purchase 35,000 shares of common stock that may be exercised within 60 days of March 31, 2008, of which 21,355 shares are subject to a right of repurchase at cost within 60 days of March 31, 2008 in the event of the termination of Mr. Sandlin’s employment with us. The right of repurchase lapses at a rate of 729 shares of common stock per month.

(13)	Includes options to purchase 115,000 shares of common stock that may be exercised within 60 days of March 31, 2008, of which 46,355 shares are subject to a right of repurchase at cost within 60 days of March 31, 2008 in the event of the termination of Ms. Ross’s employment with us. The right of repurchase lapses at a rate of 2,396 shares of common stock per month.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the completion of this offering, our authorized capital stock will consist of shares, with a par value of $0.001 per share, of which:

•	200,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.

At March 31, 2008, we had outstanding 39,838,908 shares of common stock, held of record by 135 stockholders. In addition, as of March 31, 2008, 1,333,308 shares of our common stock were subject to outstanding options, and 2,074,122 shares of our capital stock were subject to outstanding warrants that do not expire upon the completion of this offering. For more information on our capitalization, see “Capitalization” above.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. Holders of common stock are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and distribution of the liquidation preferences of any then outstanding shares of preferred stock. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

After the consummation of this offering and the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to the total number of authorized shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon each such series of preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change of control or other corporate action. Immediately after the completion of this offering, no shares of preferred stock will be outstanding, and we currently have no plans to issue any shares of preferred stock.

Warrants

At March 31, 2008, we had warrants outstanding to purchase 2,074,122 shares of our common stock at exercise prices ranging from $0.20 to $1.00 per share. These warrants will expire at various times between May 21, 2011 and November 1, 2015. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations, reclassifications, consolidations and the like.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws That Will Become Effective Upon Completion of This Offering

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering include provisions that:

•	authorize the board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by the board of directors, the chairman of the board of directors, the chief executive officer or the president;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors;

•	provide that directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III with each class serving staggered terms;

•	specify that no stockholder is permitted to cumulate votes at any election of directors; and

•	require a super-majority of votes to amend certain of the above-mentioned provisions.

Delaware Anti-Takeover Statute

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction that resulted in a stockholder becoming an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent’s address is 59 Maiden Lane, Plaza Level, New York, New York 10038, and its telephone number is (800) 937-5449.

Listing

We expect to apply to list our common stock on the NASDAQ Global Market.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of      shares of common stock will be outstanding, assuming that there are no exercises of options or warrants to purchase common stock that were outstanding as of     , 2008. Of these shares, all      shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining      shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Number of
Date	Shares
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

In addition, of the      shares of our common stock that were subject to stock options outstanding as of     , 2008, options to purchase      shares of common stock were vested as of     , 2008 and will be eligible for sale 180 days following the effective date of this offering.

Rule 144

In general, under Rule 144 an affiliate who has beneficially owned shares of our common stock that are deemed restricted securities for at least six months would be entitled to sell, within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

These sales may commence beginning 90 days after the date of this prospectus, subject to continued availability of current public information about us. Such sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements.

A person who is not one of our affiliates and who is not deemed to have been one of our affiliates at any time during the three months preceding a sale may sell the shares proposed to be sold according to the following conditions:

•	If the person has beneficially owned the shares for at least six months, including the holding period of any prior owner other than an affiliate, the shares may be sold, subject to continued availability of current public information about us.

•	If the person has beneficially owned the shares for at least one year, including the holding period of any prior owner other than an affiliate, the shares may be sold without any Rule 144 limitations.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

We, all of our directors and officers and holders of approximately 92% of our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of Citigroup Global Market Inc. and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or hereinafter acquired, owned directly by us or them (including holding as a custodian) or with respect to which we or they have beneficial ownership within the rules and regulations of the SEC, whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. These agreements are subject to certain exceptions, and are also subject to extension for up to an additional 18 days, as set forth in “Underwriting” below.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL UNITED STATES TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

The following is a general discussion of material United States federal income and estate tax considerations with respect to the acquisition, ownership and disposition of shares of our common stock applicable to non-U.S. holders. In general, a “non-U.S. holder” is any holder other than:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Generally, an individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which he or she was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are taxed for United States federal income tax purposes as if they were citizens of the United States.

This discussion is based on current provisions of the Internal Revenue Code, final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of United States federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of United States state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the United States federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other entities classified as partnerships for United States federal income tax purposes;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	certain United States expatriates; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the United States federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock should consult its own tax advisors.

Dividends

In general, dividends we pay, if any, to a non-U.S. holder will be subject to United States withholding tax at a rate of 30% of the gross amount. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our paying agent. Also, special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this United States trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to United States withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. A non-U.S. holder of shares of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to United States federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Furthermore, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by United States source capital losses (even though the individual is not considered a resident of the United States); or

•	we are or have been a United States real property holding corporation (a USRPHC) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We do not believe that we are a USRPHC, and we do not anticipate becoming a USRPHC. If we are or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to United States federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market.

United States Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

United States backup withholding tax is imposed (at a current rate of 28%) on certain payments to persons that fail to furnish the information required under the United States information reporting requirements. A non-U.S. holder of shares of our common stock will be subject to this backup withholding tax on dividends we pay unless the holder certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a United States office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a United States person;

•	a “controlled foreign corporation” for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a United States trade or business;

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

THE FOREGOING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2008, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as joint bookrunning managers and representatives, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

All sales of the common stock in the United States will be made by U.S. registered broker/dealers.

We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to           additional shares from us and an aggregate of           additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and
commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and
commissions paid by selling stockholders	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We, our officers and directors, and holders of approximately 92% of our common stock outstanding immediately prior to this offering, including the selling stockholders, have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of each of Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The 180-day lock-up period will be automatically extended if: (1) during the last 17 days of the 180-day period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event, unless Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC waive, in writing, such an extension.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the shares of common stock on the NASDAQ Global Market.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters will consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

In the ordinary course, the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking, investment management, or other financial services to us and our affiliates for which they have received compensation and may receive compensation in the future.

Each underwriter has represented, warranted and agreed that:

•	it has not offered and will not make an offer of the common stock to the public in the United Kingdom prior to the publication of a prospectus in relation to the common stock and the approval of the offer by the Financial Services Authority, or, FSA or, where appropriate, approval in another Member State and notification to the FSA, all in accordance with the Prospectus Directive, except that it may make an offer of the stock to persons who fall within the definition of “qualified investor” as that term is defined in Section 86(1) of the Financial Services and Markets Act 2000, or FSMA, or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of the FSMA;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any stock in circumstances in which Section 21(1) of the FSMA does not apply to us or to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the stock in, from or otherwise involving the United Kingdom.

We will not offer to sell any common stock to any member of the public in the Cayman Islands.

The common stock may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell stock or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the common stock, whether in Hong Kong or elsewhere, may be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The common stock has not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 235 of 1948 as amended), or the Securities Exchange Law, and disclosure under the Securities Exchange Law has not been and will not be made with respect to the common stock. Accordingly, the common stock may not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or re-sale, directly or indirectly in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities Exchange Law and other relevant laws, regulations and ministerial guidelines of Japan. As used in this paragraph, “resident of Japan” means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Cap. 289) of Singapore, or the Securities and Futures Act. Accordingly, the common stock may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of such common stock be circulated or distributed, whether directly or indirectly, to the public or any members of the public in Singapore other than: (1) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (3) pursuant to, and in accordance with the conditions of any other applicable provision of the Securities and Futures Act.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no common stock have been offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and brought to the attention of the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. Notwithstanding the foregoing, an offer of common stock may be made effective as of the Relevant Implementation Date to the public in that Relevant Member State at any time:

(1)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2)	to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(3)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The common stock has not been registered under the Korean Securities and Exchange Law. Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any common stock in Korea or to, or for the account or benefit of, any resident of Korea, except as otherwise permitted by applicable Korean laws and regulations; and any securities dealer to whom it sells common stock will agree that it will not offer any common stock, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any other dealer who does not so represent and agree.

This prospectus has not been reviewed by or registered with the Oslo Stock Exchange or the Norwegian Register of Business Enterprises. The shares are being offered in Norway solely in reliance upon the exemption provided by Section 5-2, second paragraph of the Norwegian Securities Trading Act of June 19, 1997 no. 79.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Baker & McKenzie LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

The financial statements and schedule included in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1580, 100 F Street, N.E. Washington, D.C. 20549. Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934. We intend to provide our stockholders with annual reports containing financial statements that have been audited by an independent registered public accounting firm and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each year. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

ENERGY RECOVERY, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Energy Recovery, Inc.

We have audited the accompanying consolidated balance sheets of Energy Recovery, Inc. as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Energy Recovery, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 9 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised), Share-Based Payment.

/s/ BDO Seidman, LLP
San Jose, California
March 28, 2008

ENERGY RECOVERY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	March 31,	December 31,
	2008	2007	2006
	(unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	$1,901	$240	$42
Restricted cash	—	366	475
Accounts receivable, net of allowance for doubtful accounts of $107, $121 and $230 at March 31, 2008 and December 31, 2007 and 2006, respectively	11,004	12,849	5,646
Unbilled receivables, current	4,703	1,733	1,007
Notes receivable from stockholders	1	20	111
Inventories	6,395	4,791	2,888
Deferred tax assets, net	1,052	1,052	676
Prepaid expenses and other current assets	2,673	369	289

Total current assets	27,729	21,420	11,134
Unbilled receivables, non-current	2,434	2,457	712
Restricted cash, non-current	—	1,221	69
Property and equipment, net	1,621	1,671	1,056
Intangible assets, net	331	345	312
Deferred tax assets, non-current, net	148	148	183
Other assets, non-current	51	42	73

Total Assets	$32,314	$27,304	$13,539

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$2,616	$1,697	$1,114
Accrued expenses and other current liabilities	3,815	1,868	1,716
Liability for early exercise of stock options	1	20	111
Income taxes payable	18	1,154	1,397
Accrued warranty reserve	946	868	85
Deferred revenue	1,070	488	145
Customer deposits	1,313	318	79
Current portion of long-term debt	172	172	493
Current portion of capital lease obligations	37	38	38

Total current liabilities	9,988	6,623	5,178
Long-term debt	514	557	133
Capital lease obligations, non-current	54	63	101

Total Liabilities	10,556	7,243	5,412

Commitments and Contingencies (Note 7)

Stockholders’ Equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized; zero shares issued and outstanding	—	—	—
Common stock, $0.001 par value; 45,000,000 shares authorized; 39,838,908, 39,777,446 and 38,222,493 shares issued and outstanding at March 31, 2008 and December 31, 2007 and 2006, respectively	40	40	38
Additional paid-in capital	21,025	20,762	14,519
Notes receivable from stockholders	(342)	(835)	(736)
Accumulated other comprehensive loss	(11)	(5)	—
Retained earnings (accumulated deficit)	1,046	99	(5,694)

Total Stockholders’ Equity	21,758	20,061	8,127

Total Liabilities and Stockholders’ Equity	$32,314	$27,304	$13,539

See accompanying notes to consolidated financial statements.

ENERGY RECOVERY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Three Months Ended		Years Ended
	March 31,		December 31,
	2008	2007	2007	2006	2005
	(unaudited)

Net revenue	$9,120	$7,139	$35,414	$20,058	$10,689
Cost of revenue(1)	3,674	2,854	14,852	8,131	4,685

Gross profit	5,446	4,285	20,562	11,927	6,004
Operating expenses:
Sales and marketing(1)	1,343	1,191	5,230	3,648	1,779
General and administrative(1)	2,661	773	4,299	3,372	2,458
Research and development(1)	509	389	1,705	1,267	630

Total operating expenses	4,513	2,353	11,234	8,287	4,867

Income from operations	933	1,932	9,328	3,640	1,137
Other income (expense):
Interest expense	(21)	(17)	(105)	(77)	(216)
Interest and other income	647	14	517	58	35

Income before provision for income taxes	1,559	1,929	9,740	3,621	956
Provision for income taxes	612	810	3,947	1,239	62

Net Income	$947	$1,119	$5,793	$2,382	$894

Earnings per share:
Basic	$0.02	$0.03	$0.15	$0.06	$0.02
Diluted	$0.02	$0.03	$0.14	$0.06	$0.02
Number of shares used in per share calculations:
Basic	39,804	38,271	39,060	38,018	36,790

Diluted	42,196	40,508	41,433	40,244	38,454

(1)	Includes stock-based compensation expense.

See accompanying notes to consolidated financial statements.

ENERGY RECOVERY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
Three Months Ended March 31, 2008 and Years Ended December 31, 2007, 2006 and 2005
(in thousands)

				Note	Accumulated	Retained
			Additional	Receivable	Other	Earnings	Total
	Common Stock		Paid-in	from	Comprehensive	(Accumulated	Stockholders’
	Shares	Amount	Capital	Stockholders	Income	Deficit)	Equity

Balance at December 31, 2004	32,425	$32	$9,932	$—	$—	$(8,970)	$994
Net income	—	—	—	—	—	894	894

Comprehensive income	—	—	—	—	—	—	894

Issuance of common stock	5,344	6	2,246	(763)	—	—	1,489
Interest on notes receivable from stockholders	—	—	—	(32)	—	—	(32)
Repayment of notes receivable from stockholders	—	—	—	222	—	—	222
Issuance of warrants to purchase common stock	—	—	132	—	—	—	132
Employee stock-based compensation	—	—	1,003	—	—	—	1,003

Balance at December 31, 2005	37,769	38	13,313	(573)	—	(8,076)	4,702
Net income	—	—	—	—	—	2,382	2,382

Comprehensive income	—	—	—	—	—	—	2,382

Issuance of common stock	453	—	142	(137)	—	—	5
Interest on notes receivable from stockholders	—	—	—	(31)	—	—	(31)
Repayment of notes receivable from stockholders	—	—	—	5	—	—	5
Employee stock-based compensation	—	—	1,061	—	—	—	1,061
Non-employee stock-based compensation	—	—	3	—	—	—	3

Balance at December 31, 2006	38,222	38	14,519	(736)	—	(5,694)	8,127
Net income	—	—	—	—	—	5,793	5,793
Foreign currency translation adjustments	—	—	—	—	(5)	—	(5)

Comprehensive income							5,788

Issuance of common stock	1,555	2	5,207	(91)	—	—	5,118
Interest on notes receivable from stockholders	—	—	—	(31)	—	—	(31)
Repayment of notes receivable from stockholders	—	—	—	23	—		23
Employee stock-based compensation			1,008	—	—	—	1,008
Non-employee stock-based compensation	—	—	28	—	—	—	28

Balance at December 31, 2007	39,777	40	20,762	(835)	(5)	99	20,061
Net income (unaudited)	—	—	—	—	—	947	947
Foreign currency translation adjustments (unaudited)	—	—	—	—	(6)	—	(6)

Comprehensive income (unaudited)							941

Issuance of common stock (unaudited)	62	—	42	(19)	—	—	23
Interest on notes receivable from stockholders (unaudited)	—	—	—	(6)	—	—	(6)
Repayment of notes receivable from stockholders (unaudited)	—	—	—	518	—	—	518
Employee stock-based compensation (unaudited)	—	—	213	—	—	—	213
Non-employee stock-based compensation (unaudited)	—	—	8	—	—	—	8

Balance at March 31, 2008 (unaudited)	39,839	$40	$21,025	$(342)	$(11)	$1,046	$21,758

See accompanying notes to consolidated financial statements.

ENERGY RECOVERY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended		Years Ended
	March 31,		December 31,
	2008	2007	2007	2006	2005
	(unaudited)

Cash Flows From Operating Activities
Net income	$947	$1,119	$5,793	$2,382	$894
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	121	63	323	231	126
Impairment of intangible assets	—	—	31	—	—
Interest accrued on notes receivables from stockholders	(6)	(8)	(31)	(31)	(32)
Stock-based compensation	221	237	1,036	1,064	1,003
Issuance of warrants in exchange for debt guarantee	—	—	—	—	132
(Gain) loss on foreign currency transactions	(619)	1	(351)	4	—
Provision for doubtful accounts	(14)	(33)	(105)	80	104
Provision for warranty claims	87	(1)	850	61	161
Provision for excess or obsolete inventory	20	—	47	30	77
Changes in operating assets and liabilities:
Accounts receivable	2,478	(1,210)	(7,029)	(1,513)	(3,132)
Unbilled receivables	(2,947)	(133)	(2,189)	(1,719)	—
Inventories	(1,624)	(78)	(1,950)	(960)	(901)
Deferred tax assets, net	—	—	(341)	(859)	0
Prepaid and other assets	(2,313)	(14)	(49)	(135)	(156)
Accounts payable	919	158	583	270	346
Accrued expenses and other liabilities	1,938	(255)	214	1,002	(23)
Income taxes payable	(1,136)	240	(243)	1,334	64
Deferred revenue	582	71	343	115	30
Customer deposits	995	31	239	(534)	613

Net cash (used in) provided by operating activities	(351)	188	(2,829)	822	(694)

Cash Flows From Investing Activities
Capital expenditures	(56)	(95)	(918)	(328)	(566)
Restricted cash	1,587	545	(1,043)	(109)	(436)
Other	(1)	(9)	(84)	(74)	(35)

Net cash provided by (used in) investing activities	1,530	441	(2,045)	(511)	(1,037)

Cash Flows From Financing Activities
Proceeds from long-term debt	—	—	639	118	313
Repayment of long-term debt	(43)	(22)	(98)	(164)	(492)
Repayment of revolving note, net	—	(291)	(438)	(563)	545
Repayment of capital lease obligation	(10)	(11)	(38)	(60)	(25)
Net proceeds from issuance of common stock	23	3	5,118	5	1,389
Repayment of notes receivables from stockholders	518	—	23	5	222
Repayment of notes payable to a stockholder	—	—	—	—	(100)
Other short term financing activities	—	(129)	(129)	129	—

Net cash provided by (used in) financing activities	488	(450)	5,077	(530)	1,852

Effect of exchange rate differences on cash and cash equivalents	(6)	—	(5)	—	—

Net change in cash and cash equivalents	1,661	179	198	(219)	121
Cash and cash equivalents, beginning of period	240	42	42	261	140

Cash and cash equivalents, end of period	$1,901	$221	$240	$42	$261

Supplemental disclosure of cash flow information
Cash paid for interest	$19	$10	$97	$78	$70

Cash paid for income taxes	$2,275	$570	$4,555	$764	$1

Supplemental disclosure of non-cash transactions
Issuance of common stock in exchange for notes receivable from stockholders	$19	$28	$91	$137	$763

Issuance of common stock in exchange for reduction in note payable from stockholders	$—	$—	$—	$—	$100

Equipment purchased under capital leases	$—	$—	$—	$42	$161

See accompanying notes to consolidated financial statements.

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

Energy Recovery, Inc. (“the Company” or “ERI”) was established in 1992, and is a leading global developer and manufacturer of highly efficient energy recovery devices utilized in the water desalination industry. The Company operates primarily in the sea water reverse osmosis (“SWRO”) segment of the industry, which uses pressure to drive sea water through filtering membranes to produce fresh water. The Company’s primary energy recovery device is the PX Pressure Exchanger® (PX®), which helps optimize the energy intensive SWRO process by reducing energy consumption by up to 60% as compared to the same process without any energy recovery devices. Products are manufactured in the United States of America (“U.S.”) at ERI’s headquarters located in San Leandro, California, and shipped from this location to specified customer locations worldwide. The Company has direct sales offices and technical support centers in Madrid, Dubai, Shanghai and Fort Lauderdale and the research and development center is located in San Leandro, California.

The Company was incorporated in Virginia in April 1992 and reincorporated in Delaware in March 2001. The Company incorporated its wholly owned subsidiaries, Osmotic Power, Inc. Energy Recovery, Inc. International and Energy Recovery Iberia, S.L., in September 2005, July 2006 and September 2006, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its foreign wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Unaudited Interim Financial Statements

The accompanying consolidated balance sheet as of March 31, 2008, the consolidated statements of operations and cash flows for the three months ended March 31, 2008 and 2007, and the consolidated statements of stockholders’ equity and comprehensive income for the three months ended March 31, 2008 are unaudited. In the opinion of management, such information includes all adjustments consisting of normal recurring adjustments for a fair presentation of this interim information when read in conjunction with the audited consolidated financial statements and notes hereto. Results for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the Unites States of America (“U.S. GAAP”) requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may materially differ from those estimates. The Company’s most significant estimates and judgments involve the determination of revenue recognition, allowance for doubtful accounts, allowance for product warranty, valuation of the Company’s stock and stock-based compensation, reserve for excess and obsolete inventory, deferred taxes and valuation allowances on deferred tax assets.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. The Company invests primarily in money market funds as these investments are subject to minimal credit and market risks.

Allowances of Doubtful Accounts

The Company records a provision for doubtful accounts based on its historical experience and a detailed assessment of the collectability of its accounts receivable. In estimating the allowance for doubtful accounts, the Company’s management considers, among other factors, (1) the aging of the accounts receivable, (2) the Company’s historical write-offs, (3) the credit worthiness of each customer and (4) general economic conditions.

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restricted Cash

The Company has irrevocable letters of credit with a bank securing performance under contracts with customers. At December 31, 2007 and 2006, the outstanding amounts with the bank were $1.6 million and $475,000, respectively. The Company has deposited a corresponding amount into a certificate of deposit that secures the letters of credit. During the three months ended March 31, 2008, the letters of credit were secured by amounts available under a new line of credit and the restriction on cash deposits was released (see Note 4).

At December 31, 2006, the Company also had $69,000 deposited with another bank in an escrow account securing the Company’s facility lease. During 2007, the lessor authorized an early closure of the escrow account and the restriction was released.

Inventories

Inventories are stated at the lower of cost (using the weighted average cost method) or market. The Company calculates inventory reserve for excess and obsolete inventories based on current inventory levels, expected useful life and estimated future demand of the products and spare parts. Cost of inventory is determined in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4.

Property and Equipment

Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (generally three to seven years) using the straight-line method. A significant portion of equipment for the Company’s manufacturing facility is acquired under capital lease obligations. These assets are amortized over periods consistent with depreciation of owned assets of similar types, generally five years. Lease improvements represent the remodeling expenses for the leased office space and are depreciated over the shorter of either the estimated useful lives or the term of the lease using the straight-line method. Software purchased for internal use consists primarily of amounts paid for perpetual licenses to third party software providers and are depreciated over the estimated useful lives, generally three to five years.

SFAS No. 143, Accounting for Asset Retirement Obligations and Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS 143, requires the recognition of a liability for the fair value of a legally required conditional asset retirement obligation when incurred, if the liability’s fair value can be reasonably estimated. Management reviewed the Company’s facility lease and concluded that the cost, if any of potential physical reinstatement obligations is not reasonably determinable, and as such, no asset retirement obligation was recorded in the financial statements for the years presented.

Maintenance and repairs are charged directly to expense as incurred, whereas improvements and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized in the results of operations.

Intangible Assets

Intangible assets represent patents owned by the Company and are recorded at cost and are amortized on a straight-line basis over their expected useful life of 17 to 20 years.

Impairment of Long-Lived Assets

The Company accounts for its long-lived assets, including property and equipment and intangibles, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company evaluates its long-lived assets for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. During 2007, the Company determined that a patent was impaired as a result of the development of a new patent which effectively superseded and replaced an existing patent; accordingly, the Company recorded an impairment reserve of $31,000 for the year ended December 31, 2007, and this amount was included in research and development expense in the consolidated statement of operations. No impairment expense was recorded for the three months ended March 31, 2008 and 2007 nor the years ended December 31, 2006 and 2005.

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition (“SAB 104”). The Company recognizes revenue when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title occurs, fixed pricing is determinable and collection is probable. Transfer of title typically occurs upon shipment of the equipment pursuant to a written purchase order or contract. The portion of the sales agreement related to the field services and training for commissioning of a desalination plant is deferred per guidance of Emerging Issues Task Force (“EITF”) No. 00-21, Revenue Arrangements with Multiple Deliverables, by applying the residual value method. Under this method, revenue allocated to undelivered elements is based on vendor-specific objective evidence of fair value of such undelivered elements, and the residual revenue is allocated to the delivered elements. Vendor specific objective evidence of fair value for such undelivered elements is based upon the price we charge for such product or service when it is sold separately. The Company may modify its pricing in the future, which could result in changes to our vendor specific objective evidence of fair value for such undelivered elements. The services element of our contracts represents an incidental portion of the total contract price.

Under the Company’s revenue recognition policy, evidence of an arrangement has been met when it has an executed purchase order or a stand-alone contract. Typically, our smaller projects utilize purchase orders that conform to our standard terms and conditions that require the customer to remit payment generally within 30 to 90 days from product delivery. In some cases, if credit worthiness cannot be determined, prepayment is required from the smaller customers.

For our large projects, stand-alone contracts are utilized. For these contracts, consistent with industry practice, the customers typically require their suppliers, including the Company, to accept contractual holdback provisions whereby the final amounts due under the sales contract are remitted over extended periods of time. These retention payments typically range between 10% and 20%, and in some instances up to 30%, of the total contract amount and are due and payable when the customer is satisfied that certain specified product performance criteria have been met upon commissioning of the desalinization plant, which in the case of the Company’s PX device may be 12 months to 24 months from the date of product delivery as described further below.

The specified product performance criteria for the Company’s PX device generally pertains to the ability of the Company’s product to meet its published performance specifications and warranty provisions, which the Company’s products have demonstrated on a consistent basis. This factor, combined with the Company’s historical performance metrics measured over the past 10 years, provides management with a reasonable basis to conclude that its PX device will perform satisfactorily upon commissioning of the plant. To ensure this successful product performance, the Company provides service, consisting principally of supervision of customer personnel, and training to the customers during the commissioning of the plant. The installation of the PX device is relatively simple, requires no customization and is performed by the customer under the supervision of Company personnel. The Company defers the fair value of the service and training component of the contract and recognizes such revenue as services are rendered. Based on these factors, management has concluded that delivery and performance have been completed when the product has been delivered (title transfers) to the customer.

The Company performs an evaluation of credit worthiness on an individual contract basis, to assess whether collectibility is reasonably assured. As part of this evaluation, management considers many factors about the individual customer, including the underlying financial strength of the customer and/or partnership consortium and management’s prior history or industry specific knowledge about the customer and its supplier relationships. To date, the Company has been able to conclude that collectibility was reasonably assured on its sales contracts at the time the product was delivered and title has transferred; however, to the extent that management concludes that it is unable to determine that collectibility is reasonably assured at the time of product delivery, the Company will defer all or a portion of the contract amount based on the specific facts and circumstances of the contract and the customer.

Under the stand-alone contracts, the usual payment arrangements are summarized as follows:

•	an advance payment, typically 10% to 20% of the total contract amount, is due upon execution of the contract;

•	a payment upon delivery of the product, typically in the range of 50% to 70% of the total contract amount, is due on average between 120 and 150 days from product delivery, and in some cases up to 180 days; and

•	a retention payment, typically in the range of 10% to 20%, and in some cases up to 30%, of the total contract amount is due subsequent to product delivery as described further below.

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the terms of the retention payment component, the Company is generally required to issue to the customer a product performance guarantee that takes the form of a collateralized letter of credit, which is issued to the customer approximately 12 to 24 months after the product delivery date. The letter of credit is collateralized by restricted cash on deposit with the Company’s financial institution (See Restricted Cash under Summary of Significant Accounting Policies). The letter of credit remains in place for the performance period as specified in the contract, which is generally 24 months and which runs concurrent with the Company’s standard product warranty period. Once the letter of credit has been put in place, the Company invoices the customer for this final retention payment under the sales contract. During the time between the product delivery and the issuance of the letter of credit, the amount of the final retention payment is classified on the balance sheet as unbilled receivable, of which a portion may be classified as long term to the extent that the billable period extends beyond one year. Once the letter of credit is issued, the Company invoices the customer and reclassifies the retention amount from unbilled receivable to accounts receivable where it remains until payment, typically 120 to 150 days after invoicing. (See Note 3 — Balance Sheet Information: Unbilled Receivables).

The Company does not provide its customers with a right of product return. However, the Company will accept returns of products that are deemed to be damaged or defective when delivered that are covered by the terms and conditions of the product warranty. Product returns have not been significant. Reserves are established for possible product returns related to the advance replacement of products pending the determination of a warranty claim.

Shipping and handling charges billed to customers are included in sales. The cost of shipping to customers is included in cost of revenue.

The Company sells its product to resellers and engineering, procurement and construction (“EPC”) companies which are not subject to sales tax. Accordingly, the adoption of EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation), does not have an impact on the Company’s consolidated financial statements.

Warranty Costs

The Company sells products with a limited warranty for a period of one to two years. In August 2007, the Company modified the warranty to offer a five-year term on the ceramic components for new sales agreements executed after August 7, 2007. The Company accrues for warranty costs based on estimated product failure rates, historical activity and expectations of future costs. The Company periodically evaluates and adjusts the warranty costs to the extent actual warranty costs vary from the original estimates.

The Company may offer extended warranties on an exception basis and these are accounted for in accordance with Financial Accounting Standards Board (“FASB”) Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts for Sales of Extended Warranties.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), issued by FASB. SFAS 109 requires an entity to recognize deferred tax liabilities and assets. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are provided if, based upon the available evidence, management believes it is more likely than not that some or all of the deferred assets will not be realized or the use of prior years’ net operating losses may be limited.

On July 13, 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in any entity’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company adopted the provisions of FIN 48 on January 1, 2007. Measurement under FIN 48 is based on judgment regarding the largest amount that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority. The total amount of unrecognized tax benefits as of the date of adoption was immaterial. As a result of the implementation of FIN 48, the Company recognized no increase in the liability for unrecognized tax benefits.

The Company adopted the accounting policy that interest recognized in accordance with Paragraph 15 of FIN 48 and penalty recognized in accordance with Paragraph 16 of FIN 48 are classified as part of its income taxes. The amounts of interest and penalty recognized in the statement of operations and statement of financial position for the year ended December 31, 2007 were insignificant.

The Company’s operations are subject to income and transaction taxes in the U.S. and in foreign jurisdictions. Significant estimates and judgments are required in determining the Company’s worldwide provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. The ultimate amount of tax liability may be uncertain as a result.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. There are no ongoing examinations by taxing authorities at this time. The Company’s various tax years from 1997 to 2007 remain open in various taxing jurisdictions.

Stock-Based Compensation—Employees

Prior to January 1, 2006, the Company accounted for stock-based compensation to employees and members of the Company’s board of directors under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, compensation expense for stock-based payment awards is based on the difference, if any, on the date of the grant, between the value of the Company’s stock and the exercise price and is recognized over the vesting period of the awards. Accordingly, prior to January 1, 2006, no stock-based compensation expense was recognized in the Company’s statements of operations for stock options granted to employees and directors that had an exercise price equal to the value of the Company’s stock on the date of grant. The Company also followed the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure and used the minimum value method for pro-forma disclosures based on the disclosure provisions that was available for non–public companies.

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which requires the measurement and recognition of compensation expense in the statement of operations for all awards made to employees and members of the Company’s Board of Directors on estimated fair values. SFAS 123R supersedes the Company’s previous accounting under APB 25.

Under the provisions of SFAS 123R, share-based compensation expense is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period, generally the vesting period of the awards. Under SFAS 123R, non-public companies that used the minimum value method under disclosure provisions of SFAS 148 shall apply the provisions of SFAS 123R prospectively to new and/or modified awards at the adoption date, and shall continue to account for any portion of awards outstanding at the adoption date, using the accounting principles originally applied to those awards. Accordingly, for awards granted prior to January 1, 2006 for which the requisite service period had not been performed as of December 31, 2005, the Company continued to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB 25. In accordance with the requirements of SFAS 123R for non-public companies, the Company has not provided pro-forma disclosures for the year ended December 31, 2005 since the Company used the minimum value method for pro-forma disclosures for awards granted prior to January 1, 2006. For all awards granted or modified after December 31, 2005, the Company began recognizing compensation expense of the fair value, less expected forfeitures, on a straight-line basis over the vesting period.

To determine the inputs for the Black-Scholes options pricing model, the Company is required to develop several assumptions, which are highly subjective. These assumptions include:

•	the length of its options’ lives, which is based on anticipated future exercises;

•	its common stock’s volatility;

•	the number of shares of common stock pursuant to which options which will ultimately be forfeited;

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	the risk-free rate of return; and

•	future dividends.

The Company uses the Black-Scholes options pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant is affected by stock price as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends. The estimated grant date fair values of the employee stock options were calculated using the Black-Scholes options pricing model, based on the following assumptions:

	Three Months Ended
	March 31,		Years Ended December 31,
	2008	2007	2007	2006
	(unaudited)
Expected term	5 years	5 years	5 years	5 years
Expected volatility	50%	50%	50%	50%
Risk-free interest rate	2.46%	4.54%	3.45%	4.70%
Dividend yield	0%	0%	0%	0%

Expected Term. Under the Company’s option plans, the expected term of options granted is determined using the weighted average period during which the stock options are expected to remain outstanding and is based on the options vesting term, contractual terms and disclosure information from similar publicly traded companies to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Expected Volatility. Since the Company has been a private entity through 2007 with no historical data regarding the volatility of its common stock price, the expected volatility used is based on volatility of a representative industry peer group. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Risk-Free Interest Rate. The risk-free rate is based on U.S. Treasury issues with remaining terms similar to the expected term on the options.

Dividend Yield. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Forfeitures. SFAS No. 123R also requires the Company to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

The absence of an active market for its common stock also requires management and board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense. In response to these requirements, management and the board of directors estimate the fair market value common stock based on factors such as the price of the most recent common stock sales to investors, the valuations of comparable companies, the status of its development and sales efforts, our cash and working capital amounts, revenue growth, and additional objective and subjective factors relating to its business on an annual basis.

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based compensation expense related to awards granted and or modified to employees was allocated as follows (in thousands):

	Three Months Ended		Years Ended
	March 31,		December 31,
	2008	2007	2007	2006	2005
	(unaudited)

Cost of revenue	$24	$25	$117	$143	$88
Sales and marketing	68	69	349	310	86
General and administrative	88	105	383	425	731
Research and development	33	35	159	183	98

	$213	$234	$1,008	$1,061	$1,003

To calculate the excess tax benefits available as of the date of adoption for use in offsetting future tax shortfalls, the Company elected the “short-form” method in accordance with FASB Staff Position FAS No. 123R-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.

Stock-Based Compensation—Non-Employees

The Company accounts for awards granted to non-employees other than members of the Company’s board of directors in accordance with SFAS 123 and the EITF Abstract No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services, which require such awards to be recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying awards vest. The Company amortizes compensation expense related to non-employee awards in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

Stock-based compensation expense related to awards granted and/or modified to non-employees was allocated as follows (in thousands):

	Three Months Ended		Years Ended
	March 31,		December 31,
	2008	2007	2007	2006	2005
	(unaudited)

Sales and marketing	$6	$2	$23	$ —	$ —
General and administrative	2	1	5	3	—

	$8	$3	$28	$3	$—

See Note 9—Stockholders’ Equity for additional information.

Foreign Currency

The Company’s reporting currency is the U.S. dollar, while the functional currencies of the Company’s foreign subsidiaries are their respective local currencies. The asset and liability accounts of the Company’s foreign subsidiaries are translated from their local currencies at the rates in effect at the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments are accumulated and reported as a component of stockholders’ equity. Foreign currency transaction gains and losses which result from transactions with customers that are denominated in a currency other than the entity’s functional currency are recorded in other income and expense in the consolidated statements of operations.

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advertising Expense

Advertising expense is charged to operations in the year in which it is incurred. Total advertising expense amounted to $33,000 and $16,000 for the three months ended March 31, 2008 and 2007, respectively, and $118,000, $68,000 and $35,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Comprehensive Income

In accordance with SFAS No. 130, Reporting Comprehensive Income, the Company is required to display comprehensive income and its components as part of the Company’s full set of consolidated financial statements. Comprehensive income is composed of net income and other comprehensive income, including currency translation adjustments.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities are reasonable estimates of their fair value because of the short maturity of these items.

The carrying amount of long-term debt reasonably approximates its fair value as the majority of the borrowings are at interest rates that fluctuate with current market conditions.

The Company has determined that it is not practicable to estimate the fair value of its non-current unbilled receivables as there is no ready market for such instruments. See Note 3 — Balance Sheet Information: Unbilled Receivables for additional information.

Earnings Per Share

In accordance with SFAS No. 128, Earnings per Share, the following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	Three Months Ended		Years Ended
	March 31,		December 31,
	2008	2007	2007	2006	2005
	(unaudited)

Numerator:
Net income	$947	$1,119	$5,793	$2,382	$894

Denominator:
Weighted average common shares outstanding	39,804	38,271	39,060	38,018	36,790
Effect of dilutive securities:
Nonvested shares	3	—	4	—	155
Stock options	530	307	438	318	245
Warrants	1,859	1,930	1,931	1,908	1,264

Total shares for purpose of calculating diluted net income per share	42,196	40,508	41,433	40,244	38,454

Earnings per share:
Basic	$0.02	$0.03	$0.15	$0.06	$0.02

Diluted	$0.02	$0.03	$0.14	$0.06	$0.02

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following potential common shares were excluded from the computation of diluted net income per share because their effect would have been anti-dilutive (in thousands):

	Three Months Ended		Years Ended
	March 31,		December 31,
	2008	2007	2007	2006	2005
	(unaudited)

Nonvested shares	—	233	78	481	—
Stock options	213	639	283	38	—

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In February 2008, the FASB issued FASB Staff Position 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”) and FSP 157-2, Effective Date of FASB Statement No. 157. FSP 157-1 amends SFAS 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the Company beginning in the first quarter of 2008. The adoption of SFAS 157 for financial assets and financial liabilities in the first quarter of 2008 did not have a significant impact on the Company’s consolidated financial statements. The Company is currently evaluating the impact that SFAS 157 will have on its consolidated financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS 159 is effective for the Company beginning in the first quarter of 2008. The adoption of SFAS 159 did not have an impact on the Company’s consolidated financial statements.

In June 2007, the FASB ratified EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-3”). EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development (“R&D”) activities to be recorded as assets and the payments to be expensed when the R&D activities are performed. EITF 07-3 applies prospectively to new contractual arrangements entered into beginning in the first quarter of 2008. Prior to adoption, the Company recognized these non-refundable advance payments as an expense upon payment. The adoption of EITF 07-3 did not have a significant impact on the Company’s consolidated financial statements.

In December 2007, the U.S. Securities and Exchange Commission (“SEC”) issued SAB 110 to amend the SEC’s views discussed in SAB 107 regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS 123R. SAB 110 is effective for the Company beginning in the first quarter of 2008. As of December 31, 2007, the Company did not use the simplified method and the adoption of SAB 107, as amended by SAB 110, did not have an impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”). FAS 141(R) will change how business acquisitions are accounted for. FAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. The adoption of FAS 141(R) is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The adoption of FAS 141(R) is not expected to have a material impact on the Company’s consolidated financial statements.

3.	Balance Sheet Information

Accounts Receivable:

Accounts receivable consisted of the following (in thousands):

	March 31,	December 31,
	2008	2007	2006
	(unaudited)
Accounts receivable	$11,111	$12,970	$5,876
Less: allowance for doubtful accounts	(107)	(121)	(230)

	$11,004	$12,849	$5,646

Unbilled Receivables

The Company has unbilled receivables pertaining to customer contractual holdback provisions, whereby the Company invoices the final retention payment(s) due under its sales contracts in periods generally ranging from 12 to 24 months after the product has been shipped to the customer and revenue has been recognized.

Long-term unbilled receivables as of March 31, 2008 and December 31, 2007 and 2006 consisted of unbilled receivables from customers due more than one year subsequent to period end. The customer holdbacks represent amounts intended to provide a form of security for the customer rather than a form of long-term financing; accordingly, these receivables have not been discounted to present value. At March 31, 2008 and December 31, 2007, the expected payment schedule for these accounts was as follows (in thousands):

	March 31,	December 31,
	2008	2007
	(unaudited)

2009	$2,142	$2,185
2010	292	272

	$2,434	$2,457

Inventories

Inventories consisted of the following (in thousands):

	March 31,	December 31,
	2008	2007	2006
	(unaudited)

Raw materials	$1,909	$2,974	$1,051
Work in process	2,046	75	59
Finished goods	2,440	1,742	1,778

	$6,395	$4,791	$2,888

Excess and obsolete reserves included in inventory at March 31, 2008, December 31, 2007 and 2006 were $122,000, $102,000 and $55,000, respectively.

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prepaid Expenses

Prepaid expenses consisted of the following (in thousands):

	March 31,	December 31,
	2008	2007	2006
	(unaudited)

Prepaid IPO Costs	$1,838	$166	$—
Prepaid income taxes	526	—	—
Other prepaid expenses	309	203	289

	$2,673	$369	$289

Property and Equipment

Property and equipment consisted of the following (in thousands):

	March 31,	December 31,
	2008	2007	2006
	(unaudited)

Machinery and equipment	$2,394	$2,209	$1,485
Office equipment, furniture, and fixtures	406	368	287
Automobiles	22	22	—
ERP software	166	166	158
Leasehold improvements	303	301	172
Construction in progress	—	169	215

	3,291	3,235	2,317
Less: accumulated depreciation and amortization	(1,670)	(1,564)	(1,261)

	$1,621	$1,671	$1,056

Depreciation and amortization expense was approximately $106,000 and $58,000 for the three months ended March 31, 2008 and 2007, respectively and was approximately $304,000, $212,000 and $142,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Included in these amounts was depreciation expense related to equipment under capital leases of approximately $9,000 and $10,000 for the three months ended March 31, 2008 and 2007, respectively, and approximately $37,000, $39,000 and $18,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Intangible Assets

Intangible assets consisted of the following (in thousands):

	March 31,	December 31,
	2008	2007	2006
	(unaudited)

Patents at cost	$574	$573	$489
Less: accumulated amortization	(212)	(197)	(177)
Less: impairment reserve	(31)	(31)	—

Net carrying amount	$331	$345	$312

Amortization of intangibles was approximately $15,000 and $5,000 for the three months ended March 31, 2008 and 2007, respectively and approximately $19,000 for the years ended December 31, 2007, 2006 and 2005.

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future estimated amortization expense on intangible assets is as follows (in thousands):

	March 31,	December 31,
	2008	2007
	(unaudited)

2008	$12	$26
2009	25	25
2010	25	25
2011	25	25
2012	25	25
Thereafter	219	219

	$331	$345

The weighted average remaining life at March 31, 2008 and December 31, 2007 was 14.4 and 14.6 years, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	March 31,	December 31,
	2008	2007	2006
	(unaudited)
Accrued payroll and commission expenses	$1,355	$1,014	$1,359
Checks issued against future deposits	—	—	129
Inventory in transit	339	393	—
Professional fees	1,524	180	40
Accrued VAT payable	239	—	—
Other accrued expenses and current liabilities	358	281	188

	$3,815	$1,868	$1,716

4.   Long-Term Debt

Long-term debt consisted of the following (in thousands):

	March 31,	December 31,
	2008	2007	2006
	(unaudited)
Revolving note payable	$—	$—	$438
Promissory notes payable	686	729	177
Other notes payable	—	—	11

	686	729	626
Less: current portion	(172)	(172)	(493)

Long-term debt	$514	$557	$133

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum principal payments due under long-term debt arrangements consist of the following (in thousands):

	March 31,	December 31,
	2008	2007
	(unaudited)

2008	$129	$172
2009	172	172
2010	172	172
2011	128	128
2012	85	85

	$686	$729

Revolving Notes Payable and Promissory Note Payable

On December 1, 2005, the Company entered into an agreement with a financial institution for a $2.0 million revolving note (“revolving note”) and a $222,000 fixed rate-installment note (“fixed promissory note”) with maturity dates of December 1, 2006, subsequently extended to March 1, 2007 and December 15, 2010, respectively. The revolving note bears interest of base rate or LIBOR-based rate as elected by the Company. The interest rate was amended on April 26, 2006 to modify the definition of base rate and increase the rate to base rate plus 1% or LIBOR plus 2.5%. The fixed promissory note bears an annual interest rate of 10%. These notes are secured by the Company’s accounts receivable, inventories, property, equipment and other general intangibles except for intellectual property.

On April 26, 2006, the Company entered into a loan and security agreement (“loan and security agreement”) with the financial institution for an additional $2.0 million credit facility (“credit facility”) with a maturity date of December 1, 2006, subsequently extended to March 1, 2007. The credit facility advances bear interest rates of base rate plus 1% or LIBOR plus 2.5%. The credit facility is secured by the Company’s cash and cash equivalents, accounts receivable, inventory, property and other general intangibles except for intellectual property.

On December 7, 2006, the revolving note was amended to increase the face amount of the note to $3.5 million.

On March 1, 2007, the Company renewed the revolving note and the loan and security agreement (“the first modification”) to a maturity date of March 31, 2008. Additional amended terms under the first modification were an interest rate change to base rate or LIBOR plus 2.5%, limitation of advances to a borrowing base, and various reporting requirements and satisfaction of certain financial ratios and covenants by the Company.

On March 28, 2007, the Company modified the loan and security agreement (“the second modification”) to add a $1.0 million equipment promissory note (“equipment promissory note”). The equipment promissory note bears an interest rate of cost of funds plus 3% and matures September 30, 2012. Additional amended terms under the second modification were changes to the financial ratios and covenants that were to be maintained by the Company.

As of December 31, 2006, borrowings outstanding on the revolving note and the fixed promissory note were $438,000 and $177,000, respectively. There were no borrowings under the credit facility. The interest rate for the revolving note elected by the Company was the base rate at 9.25%. The Company was in compliance with all covenants under the loan and security agreement.

As of December 31, 2007 there were no borrowings under the revolving note and the credit facility. The amounts outstanding on the fixed promissory note and the equipment promissory note were $133,000 and $596,000, respectively at December 31, 2007 and $122,000 and $564,000, respectively, at March 31, 2008. The interest rate for the equipment promissory note at December 31, 2007 and March 31, 2008 was 7.81%. The Company was in compliance with all covenants under the loan and security agreement.

On March 27, 2008 the Company entered into a new credit agreement with its existing financial institution that replaces the $2.0 million credit facility and the $3.5 million revolving note. The new credit facility allows borrowings of up to $9.0 million on a revolving basis at LIBOR plus 2.75%. This new credit facility expires on September 30, 2008 and is secured by the Company’s accounts receivable, inventories, property, equipment and other intangibles except intellectual property. The Company is subject to certain financial and administrative covenants under the new credit agreement. As of

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2008, the Company was non-compliant with one financial covenant related to a minimum financial ratio. Subsequent to March 31, 2008, the lender granted a waiver for this non-compliance and the credit agreement was amended effective May 29, 2008 to change such covenant.

During the years presented, the Company provided certain customers with irrevocable standby letters of credit to secure its obligations for the delivery of products and performance guarantees in accordance with sales arrangements. These letters of credit were issued under the Company’s revolving note credit facility and generally terminate within one year from issuance. At March 31, 2008 and December 31, 2007, the amounts outstanding on the letters of credit totaled approximately $4.4 million and $2.2 million, respectively.

Other Note Payable

The other note payable as of December 31, 2006 consisted of one obligation with an insurance corporation for financing of property and casualty insurance and bears a fixed interest rate of 9.19%.

5.   Capital Leases

The Company leases certain equipment under agreements classified as capital leases. The terms of the lease agreements generally range up to five years. Costs and accumulated depreciation of equipment under capital leases were $175,000 and $89,000 as of March 31, 2008, respectively. As of December 31, 2007, costs and accumulated depreciation of equipment under capital leases were $193,000 and $92,000, respectively. As of December 31, 2006, costs and accumulated depreciation of equipment under capital leases were $215,000 and $76,000, respectively.

Future minimum payments under capital leases consist of the following (in thousands):

	March 31,	December 31,
	2008	2007
	(unaudited)

2008	$38	$50
2009	43	43
2010	27	27

Total future minimum lease payments	108	120
Less: amount representing interest	(17)	(19)

Present value of net minimum capital lease payments	91	101
Less: current portion	(37)	(38)

Long-term portion	$54	$63

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.   Income Taxes

The Company recorded income tax expense of $612,000 and $810,000 for the three months ended March 31, 2008 and 2007, respectively.

The components of the provision for income taxes consist of the following (in thousands):

	Years Ended December 31,
	2007	2006	2005
Current tax expense:
Federal	$3,466	$1,654	$—
State	806	442	62
Foreign	16	2	—

	$4,288	$2,098	$62

Deferred tax (benefit) expense:
Federal	(327)	(775)	—
State	(14)	(84)	—

	$(341)	$(859)	$—

Total provision for income taxes	$3,947	$1,239	$62

A reconciliation of income taxes computed at the statutory federal income tax rate to the provision for income taxes included in the accompanying statements of operations is as follows (in thousands, except percentages):

	Years Ended December 31,
	2007	2006	2005
U.S. federal taxes at statutory rate	35%	34%	34%
State income taxes, net of federal benefit	5	5	4
Stock-based compensation	3	11	36
Valuation allowance	—	(13)	(73)
Disallowed interest	—	—	5
Extraterritorial income exclusion	—	(3)	—
Other	(1)	(1)	1

Effective tax rate	42%	33%	7%

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total deferred tax assets and liabilities consist of the following (in thousands):

	Years Ended December 31,
	2007	2006
Deferred tax assets:
Net operating loss carry forwards	$220	$232
Accruals and reserves	1,210	664
Tax credit carry forwards	–	9

Net deferred tax assets	$1,430	$905

Deferred tax liabilities:
Depreciation on property and equipment	$(90)	$(46)
Unrecognized gain on translation of foreign currency receivables	(140)	–

Total deferred tax liabilities	$(230)	$(46)

Net deferred tax assets (liabilities)	$1,200	$859

As reported on the balance sheet:
Current assets, net	$1,052	$676
Non-current assets, net	148	183

Net deferred tax assets	$1,200	$859

The Company had net deferred tax assets of approximately $1.2 million and $859,000 at December 31, 2007 and 2006, respectively, relating principally to accrued expenses and tax effects of net operating loss carry-forwards. In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that the assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers, among other things, projected future taxable income in making this assessment. Based upon the projections for future taxable income over the periods in which the deferred tax items are recognizable for tax reporting purposes, management has determined it is more likely than not that the Company will realize the benefits of these differences at December 31, 2007 and 2006.

At December 31, 2007 and 2006, the Company had net operating loss carry-forwards of approximately $588,000 and $630,000, respectively, for federal and $252,000 and $294,000, respectively, for California. The net operating loss carry-forwards, if not utilized, will expire in 2021 for federal and 2013 for California purposes. Utilization of the net operating loss carry-forwards is subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation will result in the expiration of the net operating loss carry-forwards before utilization. Management has estimated the amount which may ultimately be realized and recorded deferred tax assets accordingly.

The Company adopted the provisions of FIN 48 on January 1, 2007. Measurement under FIN 48 is based on judgment regarding the largest amount that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority. The total amount of unrecognized tax benefits as of the date of adoption was immaterial. As a result of the implementation of FIN 48, the Company recognized no increase in the liability for unrecognized tax benefits.

The Company adopted the accounting policy that interest recognized in accordance with Paragraph 15 of FIN 48 and penalty recognized in accordance with Paragraph 16 of FIN 48 are classified as part of its income taxes. The amounts of

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interest and penalty recognized in the statement of operations and statement of financial position for the year ended December 31, 2007 were insignificant.

7.   Commitments and Contingencies

Lease Obligations

The Company leases facilities under fixed non-cancelable operating leases that expire on various dates through June 2010. Future minimum lease payments consist of the following (in thousands):

	March 31,	December 31,
	2008	2007
	(unaudited)

2008	$380	$411
2009	425	316
2010	162	135

	$967	$862

Total rent and lease expense was $127,000 and $106,000 for the three months ended March 31, 2008 and 2007 respectively and $462,000, $287,000 and $155,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Warranty

Changes in the Company’s accrued warranty reserve and the expenses incurred under its warranties were as follows (in thousands):

	Three Months Ended	Years Ended
	March 31,	December 31,
	2008	2007	2006
	(unaudited)
Balance, beginning of period	$868	$85	$110
Warranty costs charged to cost of revenue, including extended warranty costs	87	850	61
Utilization of warranty	(9)	(67)	(86)

Balance, end of period	$946	$868	$85

Warranty costs during 2007 included costs attributable to extended service contracts, for which the Company had recognized in 2007 estimated service costs to the extent that such costs were expected to exceed the related service revenue.

Purchase Obligations

The Company did not have any non-cancelable contractual purchase obligations with its vendors at March 31, 2008 or December 31, 2007.

The Company had purchase order arrangements with its vendors for which it had not received the related goods or services at March 31, 2008 and at December 31, 2007. These arrangements are subject to change based on the Company’s sales demand forecasts and the Company has the right to cancel the arrangements prior to the date of delivery. The majority of these purchase order arrangements were related to various key raw materials and components parts. As of March 31, 2008 and December 31, 2007, the Company had approximately $7.3 million and $8.1 million, respectively, of open purchase order arrangements.

Guarantees

The Company enters into indemnification provisions under its agreements with other companies in the ordinary course of business, typically with customers. Under these provisions the Company generally indemnifies and holds harmless

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities, generally limited to personal injury and property damage caused by our employees at a customer’s desalination plant in proportion to the employee’s percentage of fault for the accident. Damages incurred for these indemnifications would be covered by the Company’s general liability insurance to the extent provided by the policy limitations. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the estimated fair value of these agreements is not material. Accordingly, the Company has no liabilities recorded for these agreements as of March 31, 2008 and December 31, 2007 and 2006.

In certain cases, the Company issues product performance guarantees to its customers for amounts ranging from 10% to 30% of the total sales agreement to endorse the warranty of design work, fabrication and operating performance of the PX device. These guarantees are issued under the Company’s credit facility (see Note 4) and were collateralized by restricted cash (see Note 2). These guarantees typically remain in place for periods ranging from 24 to 36 months, which relates to the underlying product warranty period.

Employee Agreements

The Company has employment agreements with certain executives covering terms of up to 30 months which provide for, among other things, annual base salary.

Litigation

The Company is not party to any material litigation, and the Company is not aware of any pending or threatened litigation against it that the Company believes would adversely affect its business, operating results, financial condition or cash flows. However, in the future, the Company may be subject to legal proceedings in the ordinary course of business.

8.   Defined Contribution Plan

The Company has a 401(k) defined contribution plan for all employees over age 18. Generally, employees can defer up to 20% of their compensation through payroll withholdings into the plan. The Company can make discretionary matching contributions. The Company made contributions of $25,000 and $30,000 during the three months ended March 31, 2008 and 2007, respectively, and $100,000, $68,000 and $45,000 during the years ended December 31, 2007, 2006 and 2005, respectively.

9.   Stockholders’ Equity

Preferred Stock

The Company has the authority to issue 10,000,000 shares of $0.001 par value preferred stock. The Company’s board of directors has the authority, without action by the Company’s stockholders, to designate and issue shares of preferred stock in one or more series. The board of directors is also authorized to designate the rights, preferences, and voting powers of each series of preferred stock, any or all of which may be greater than the rights of the common stock including restrictions of dividends on the common stock, dilution of the voting power of the common stock, reduction of the liquidation rights of the common stock, and delaying or preventing a change in control of the Company without further action by the stockholders. To date, the board of directors has not designated any rights, preference or powers of any preferred stock and as of March 31, 2008 and December 31, 2007 and 2006, none was issued or outstanding.

Common Stock

The Company has the authority to issue 45,000,000 shares of $0.001 par value common stock. Subject to the preferred rights of the holders of shares of any class or series of preferred stock as provided by the board of directors with respect to any such class or series of preferred stock, the holders of the common stock shall be entitled to receive dividends, as and when declared by the board of directors. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after the distribution or payment to the holders of shares of any class or series of preferred stock as provided by the Board of Directors with respect to any such class or series of preferred stock, the remaining assets of the Company available for distribution to stockholder shall be distributed among and paid to the holders of common stock ratably in proportion to the number of shares of common stock held by them respectively. As of March 31, 2008 and December 31, 2007 and 2006, 39,838,908, 39,777,446 and 38,222,493 shares were issued and outstanding, respectively.

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Private Placement

In June 2007, the Company issued 1,000,000 shares of common stock with an issuance price of $5.00 per share. Net proceeds from the issuance were $5.0 million, less $41,000 in fees.

Stock Option Plans

In April 2001, the Company adopted the 2001 Stock Option Plan under which 2,500,000 shares of the Company’s common stock were reserved for issuance to employees, directors and consultants. In April 2002, the Company adopted the 2002 Stock Option/Stock Issuance Plan under which 1,509,375 shares of the Company’s common stock were reserved for issuance to employees, directors and consultants. In January 2004, the Company adopted the 2004 Stock Option/Stock Issuance Plan under which 850,000 shares of the Company’s common stock were reserved for issuance to employees, directors and consultants. In May 2006, the Company adopted the 2006 Stock Option/Stock Issuance Plan under which 800,000 shares of the Company’s common stock were reserved for issuance to employees, directors and consultants. During the first quarter of 2008, an additional 60,000 shares of common stock were reserved for issuance under the 2006 plan, resulting in a total of 860,000 shares reserved for issuance under this plan as of March 31, 2008.

The option plans provide for the issuance of common stock and the granting of incentive stock options to employees, officers and directors and the granting of non-statutory stock options to employees, officers and directors or consultants of the Company. The Company may grant incentive stock options with exercise prices of not less than the estimated fair value of the stock on the date of grant (85% of the estimated fair value for non-statutory stock options). If, at the time the Company grants an option, the optionee directly owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price must be at least 110% of the estimated fair value and are not exercisable more than five years after the date of grant. Options granted under the plans vest at varying rates determined on an individual basis by the Board of Directors, generally over four years. Options generally expire no more than ten years after the date of grant or earlier if employment is terminated.

Options may be exercised prior to vesting, with the underlying shares subject to the Company’s right of repurchase, which lapses over the vesting term. At December 31, 2007, 2006 and 2005, 56,879 shares, 279,799 shares and 728,134 shares, respectively, of common stock were outstanding subject to the Company’s right of repurchase at prices ranging from $0.20 to $1.00 per share. At March 31, 2008, 4,167 shares of common stock were outstanding subject to the Company’s right to repurchase at $.25 per share. As of March 31, 2008 and December 31, 2007, 2006 and 2005, the outstanding balances of the full recourse promissory notes were $1,000, $20,000, $111,000 and $243,000, respectively, as described below. As a result, the promissory notes related to the exercise of the unvested shares and the corresponding aggregate exercise price for these shares have been recorded as notes receivable from stockholders and liability for early exercise of stock options in the accompanying consolidated balance sheet, and are transferred into common stock and additional paid-in capital as the shares vest.

Early Exercise of Employee Options

In accordance with EITF Issue No. 23, Issues Related to the Accounting for Stock Compensation under APB 25 and FIN 44, shares purchased by employees pursuant to the early exercise of stock options are not deemed to be issued until all restrictions on such shares lapse (i.e., the employee is vested in the award). Therefore, consideration received in exchange for exercised and restricted shares related to the early exercise of stock options is recorded as a liability for early exercise of stock options in the accompanying consolidated balance sheets and will be transferred into common stock and additional paid-in capital as the restrictions on such shares lapse.

In February 2005, options to purchase 4,293,958 shares of common stock were exercised by the signing of full recourse promissory notes totaling $948,000. The notes bear interest at 3.76% and are due in February 2010. The interest rate on the notes was deemed to be a below market rate of interest resulting in a deemed modification in exercise price of the options. As a result, the Company is accounting for these options as variable option awards until the employee is vested in the award. Of the $948,000 of promissory notes, notes in an aggregate amount of $552,000 were issued by executive officers and directors. Subsequent to December 31, 2007, these notes were paid in full, including principal and interest, for a total of $606,000. As of March 31, 2008, there were 4,167 shares outstanding as a result of the early exercise of options that were classified as $1,000 in current liabilities. As of December 31, 2007, there were 56,879 shares outstanding as a result of the early exercise of options that were classified as $20,000 in current liabilities. As of December 31, 2006, there were 279,799 shares outstanding as a result of the early exercise of options that were classified as $111,000 in current liabilities.

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three months ended March 31, 2008 and 2007, the Company recorded $135,000 and $195,000, respectively, of stock-based compensation related to the options exercised with promissory notes. For the years ended December 31, 2007, 2006 and 2005, the Company recorded $783,000, $1.1 million and $1.0 million, respectively, of stock-based compensation related to the options exercised with promissory notes.

As of December 31, 2005, the Company had 556,042 options outstanding that were accounted for using the intrinsic method consistent with APB 25 (FIN 44) whereby there was no stock compensation expense recognized as all of the options were issued at fair market value. For the three months ended March 31, 2008 and 2007 and for the years ended December 31, 2007 and 2006, the Company adopted SFAS 123R and recognized stock-based compensation of $85,000, $44,000, $252,000 and $13,000, respectively.

The following table summarizes the stock option activity under the Company’s stock option plans:

	Options Outstanding
			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
		Exercise	Contractual	Value (in
	Shares	Price	Life (in years)	thousands)(3)

Balance 12/31/04	4,300,000	$0.25	—	—
Granted	726,042	$0.82	—	—
Exercised(1)	(4,293,958)	$0.25	—	—
Forfeited	(176,042)	$0.34	—	—

Balance 12/31/05	556,042	$1.00	9.8	—
Granted	642,000	$2.65	—	—
Exercised	(5,000)	$1.00	—	—
Forfeited	(25,730)	$1.00	—	—

Balance 12/31/06	1,167,312	$1.91	9.4	—
Granted	181,900	$5.00	—	—
Exercised	(17,083)	$1.00	—	—
Forfeited	(51,521)	$1.32	—	—

Balance 12/31/07	1,280,608	$2.38	8.6	$3,355

Granted	92,400	5.00	—	—
Exercised	(8,750)	2.65	—	—
Forfeited	(30,950)	3.39	—	—

Balance 3/31/08	1,333,308	2.54	8.5	$3,280

Vested and exercisable as of December 31, 2007	416,140	$1.63	8.2	$1,404

Vested and exercisable as of December 31, 2007 and expected to vest thereafter(2)	305,000	$1.71	8.3	$1,005

Vested and exercisable as of March 31, 2008	477,195	$1.67	8.0	$1,588

Vested and exercisable as of March 31, 2008 and expected to vest thereafter(2)	337,088	$1.76	8.0	$1,093

(1)	These include 1,330,943 options with an average exercise price of $0.31 that were unvested as of the exercise date.
(2)	Options that are expected to vest are net of estimated future options forfeitures in accordance with the provisions of SFAS 123R.

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the estimated fair value of the Company’s stock as of period end.

Shares available for grant under the option plans at March 31, 2008, December 31, 2007 and 2006 were 51,901, 53,351 and 133,730, respectively.

The weighted average per share fair value of options granted to employees for the three months ended March 31, 2008 and during the years ended December 31, 2007 and 2006 was $2.31, $2.41 and $1.30, respectively. The aggregate intrinsic value of options exercised for the three months ended March 31, 2008 and during the years ended December 31, 2007, 2006 and 2005 was $21,000, $62,000, $8,000 and $1.1 million, respectively. As of March 31, 2008 and December 31, 2007, total unrecognized compensation cost, net of forfeitures, related to non-vested options was $707,000 and $902,000, respectively, which is expected to be recognized as expense over a weighted-average period of approximately three years.

The following table summarizes options outstanding after exercises and cancellations as of December 31, 2007:

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Outstanding and	Contractual	Exercise	Vested and	Exercise
Range of Exercise Prices	Exercisable	Life	Price	Exercisable	Price
$1.00	466,708	7.8	$1.00	258,140	$1.00
$2.65	632,000	8.9	$2.65	158,000	$2.65
$5.00	181,900	9.7	$5.00	—	$5.00

	1,280,608	8.6	$2.38	416,140	$1.63

The following table summarizes options outstanding after exercises and cancellations as of March 31, 2008 (unaudited):

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Outstanding and	Contractual	Exercise	Vested and	Exercise
Range of Exercise Prices	Exercisable	Life	Price	Exercisable	Price
$1.00	466,708	7.5	$1.00	286,574	$1.00
$2.65	602,000	8.7	$2.65	188,121	$2.65
$5.00	264,600	9.6	$5.00	2,500	$5.00

	1,333,308	8.5	$2.54	477,195	$1.67

The employee option plans allows for the immediate exercise of granted options, subject to the Company’s right of repurchase which lapses over the vesting term.

Stock Based Compensation Before Adoption of SFAS 123R

The fair value of the common stock for options granted was estimated either by the Company’s board of directors with input from management or by the stock prices in conjunction with private placements with third parties. The pro forma disclosures under SFAS 123 for the year ended December 31, 2005 have been omitted as the pro forma amounts do not differ materially from actual operating results reported.

Stock-Based Compensation After Adoption of SFAS 123R

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the prospective transition method. Under this transition method, beginning January 1, 2006, compensation cost recognized includes: (a) compensation cost for all stock-based awards granted prior to, but not yet vested as of December 31, 2005, based on the intrinsic value method and variable method in accordance with the provisions of APB 25, and (b) compensation

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cost for all stock-based payments granted or modified subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.

Under SFAS 123R, compensation cost for employee stock-based awards is based on the estimated grant-date fair value and is recognized over the vesting period of the applicable award on a straight-line basis. During the three months ended March 31, 2008 and the years ended December 31, 2007 and 2006, the Company issued employee stock-based awards in the form of stock options. See Note 2—Summary of Significant Accounting Policies.

Warrants

In July 2005, the Company issued warrants to purchase 400,000 shares (200,000 shares of which were forfeited subsequently) of the Company’s common stock at $1.00 per share to a board member/stockholder of the Company. The warrant has a term of 10 years and was immediately exercisable. The warrant was issued in exchange for an irrevocable letter of credit issued by the warrant holder in July 2005 as collateral against the Company’s line of credit with a bank. The Company valued the warrant at its estimated fair value upon issuance using the Black-Scholes options pricing model after taking into consideration the fact that the issuance of this warrant was directly related to the Company’s debt borrowings for the second half of 2005. Since the fair value of services (issuance of irrevocable letter of credit) was difficult to assess, management determined that the more reliable measurement for this issuance was to use the fair value method to value the equity instrument issued with the following assumptions: expected volatility of 50%, an expected term of 10 years, a risk-free interest rate of 4.32% and no dividend yield. The resulting estimated fair value of the warrant of $132,000 was amortized to interest expense over the expected term of the credit facility, which expired in December 2005.

In November 2005, the Company issued warrants to purchase 150,000 shares of the Company’s common stock at $1.00 per share to an executive of the Company. The warrant has a term of 10 years and was immediately exercisable. Because the warrant was issued in exchange for future services to the Company, the Company measured compensation using the intrinsic value method under ABP 25 and no stock-based compensation expense was recorded during the year since the exercise price of the warrant was equal to the estimated fair value of the Company’s common stock at the time of issuance.

During the three months ended March 31, 2008, no warrants were exercised.

During the year ended December 31, 2007, warrants to purchase 314,950 shares of common stock were exercised for cash and the proceeds received by the Company from these exercises were $143,000.

There were no warrant exercises during the year ended December 31, 2006.

During the year ended December 31, 2005, warrants to purchase 100,000 shares of common stock were exercised for cash and proceeds received by the Company from these exercises were $20,000.

In February 2005, warrants to purchase 315,974 shares of common stock were exercised by the signing of full recourse promissory notes totaling $63,000. The notes bear interest at 3.76% and are due February 2010. As of December 31, 2007, $43,000 of the notes had been repaid and the balance was repaid in March 2008.

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the Company’s warrant activity for the years ended (in thousands, except exercise prices and contractual life data):

	Three Months Ended	Years Ended
	March 31,	December 31,
	2008	2007	2006	2005
	(unaudited)
Outstanding, beginning of period	2,074	2,389	2,589	2,455
Exercised during the period	—	(315)	—	(416)
Cancelled during the period	—	—	(200)	—
Issued during the period	—	—	—	550

Outstanding, end of period	2,074	2,074	2,389	2,589

Weighted average exercise price of warrants outstanding at end of period	$0.52	$0.52	$0.52	$0.56
Weighted average remaining contractual life, in years, of warrants outstanding at end of period	5.5	5.7	6.7	8.1

10.  Business Segment and Geographic Information

The Company manufactures and sells high efficiency energy recovery products and related services and operates under one segment. The Company’s chief operating decision maker is the chief executive officer (“CEO”). The CEO reviews financial information presented on a consolidated basis, accompanied by desegregated information about revenue by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, the Company has concluded that it has one reportable segment.

The following geographic information includes net revenue to the Company’s domestic and international customers based on the customers’ requested delivery locations, except for certain cases in which the customer directed us to deliver the Company’s products to a location that differs from the known ultimate location of use. In such cases, the ultimate location of use, rather than the delivery location, is reflected in the table below (in thousands, except percentages):

	Three Months Ended		Years Ended
	March 31,		December 31,
	2008	2007	2007	2006	2005
	(unaudited)
Domestic revenue	$721	$494	$2,125	$1,003	$1,710
International revenue	8,399	6,645	33,289	19,055	8,979

Total revenue	$9,120	$7,139	$35,414	$20,058	$10,689

Revenue by country:
Algeria	49%	—%	12%	30%	18%
United States	8	7	6	5	16
Spain	7	56	35	9	5
China	6	8	8	5	14
Canada	3	12	6	1	—
Saudi Arabia	1	—	13	*	*
United Arab Emirates	*	—	2	10	9
Australia	—	—	*	9	17
Others	26	17	18	31	21

Total	100%	100%	100%	100%	100%

*	Less than 1%.

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Approximately 90% of the Company’s long-lived assets were located in the United States at March 31, 2008 and December 31, 2007 and 2006.

11.  Concentrations

    Concentration of Credit Risk

Cash is placed on deposit in major financial institutions in the U.S. Such deposits may be in excess of insured limits. Management believes that the financial institutions that hold the Company’s cash are financially sound and, accordingly, minimal credit risk exists with respect to these balances.

The Company’s accounts receivable are derived from sales to customers in the water desalination industry located around the world. The Company generally does not require collateral to support customer receivables, but frequently requires letters of credit securing payment. The Company performs ongoing evaluations of its customers’ financial condition and periodically reviews credit risk associated with receivables. For sales with customers outside the U.S. (see Note 10—Business Segment and Geographic Information), the Company also obtains credit risk insurance to minimize credit risk exposure. An allowance for doubtful accounts is determined with respect to receivable amounts that the Company has determined to be doubtful of collection using specific identification of doubtful accounts and an aging of receivables analysis based on invoice due dates. Actual collection losses may differ from management’s estimates, and such differences could be material to the financial position, results of operations and cash flows. Uncollectible receivables are written off against the allowance for doubtful accounts when all efforts to collect them have been exhausted while recoveries are recognized when they are received.

Accounts receivable concentrations as of March 31, 2008 were represented by two different customers totaling approximately 68%. Accounts receivable concentrations as of December 31, 2007 and 2006 were represented by three different customers totaling approximately 74% and 77%, respectively.

Revenue from customers representing 10% or more of total revenue varies from year to year. For the three months ended March 31, 2008, Geida and its affiliated entities accounted for approximately 49% of the Company’s net revenue. For the three months ended March 31, 2007, two customers, Inima Servicios and Geida and its affiliated entities, accounted for approximately 26% and 22% of the Company’s net revenue, respectively. For the year ended December 31, 2007, three customers represented approximately 20%, 23% and 13% of the Company’s net revenue — specifically Acciona Water, Geida and its affiliated entities and Doosan Heavy Industries, respectively. In 2006, two customers, GE Ionics and Geida and its affiliated entities, accounted for approximately 18% and 11% of the Company’s net revenue, respectively. In 2005, GE Ionics and Multiplex Degremont JV accounted for 19% and 17% of the Company’s net revenue, respectively. No other customer accounted for more than 10% of the Company’s net revenue during any of these periods.

    Supplier Concentration

Certain of the raw materials and components used by the Company in the manufacture of its products are available from a limited number of suppliers. Shortages could occur in these essential materials and components due to an interruption of supply or increased demand in the industry. If the Company were unable to procure certain of such materials or components, it would be required to reduce its manufacturing operations, which could have a material adverse effect on its results of operations.

For the three months ended March 31, 2008, four suppliers represented approximately 73% of total purchases of the Company. As of March 31, 2008, approximately 54% of the Company’s accounts payable were due to these suppliers.

For the three months ended March 31, 2007 and for the years ended December 31, 2007, 2006 and 2005, three suppliers represented approximately 69%, 66%, 71% and 62%, respectively, of the total purchases of the Company. As of December 31, 2007 and 2006, approximately 60% and 77%, respectively, of the Company’s accounts payable were due to these suppliers.

12.  Subsequent Events

Facility Lease

In February 2008, the Company entered into a facility lease agreement for additional office space located in Oakland, California. The lease agreement has an original term of two years commencing on April 1, 2008.

ENERGY RECOVERY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consulting Agreement

In January 2008, the Company executed a consulting agreement with a member of its board of directors for services related to research and development of new technology. The board member receives compensation of $8,000 per month.

Equity Incentive Plan

In March 2008, the board of directors approved a 2008 Equity Incentive Plan which will become effective immediately preceding the effectiveness of this offering. There are 1,000,000 shares of common stock reserved for future issuance under this plan, of which 860,000 shares have been approved for issuance at an exercise price equal to the initial public offering price upon the effectiveness of this offering.

Authorized Shares

In March 2008, the board of directors approved an increase in the number of common shares authorized for issuance from 45,000,000 shares to 200,000,000 shares, effective immediately upon completion of this offering.

ERI's PX Technology Has A Presence Throughout the World.

HEADQUARTERS
SAN LEANDRO, CA
SUNRISE, FL
MADRID, SPAIN
DUBAI
UAE
SHANGHAI, CHINA
Locations of ERI's Offices
Locations of PX installations
Caribbean
United Arab Emirates
Perth, Australia

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA, as applicable, filing fee and NASDAQ, as applicable, listing fee.

SEC registration fee		$6,878
FINRA filing fee		18,000
NASDAQ listing fee		5,000
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees		2,500
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation that will become effective upon the completion of this offering includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated bylaws of the registrant that will become effective upon the completion of this offering provide that:

•	The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law.

•	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant intends to enter into separate indemnification agreements with each of its directors and officers upon the effectiveness of this offering that will provide the maximum indemnity allowed to directors and executive officers by

Section 145 of the Delaware General Corporation Law and will also provide for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements to be entered into between the registrant and its officers and directors upon the effectiveness of this offering may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

(a)     Since January 1, 2005, the registrant has issued unregistered securities to a limited number of persons as described below:

1.	Common Stock:

On June 15, 2007, the registrant issued and sold 1,000,000 shares of common stock to one accredited investor at $5.00 per share, for aggregate proceeds of $5,000,000.

2.     Warrants:

On July 31, 2005, the registrant issued warrants to purchase 400,000 shares of its common stock to an accredited investor at an exercise price of $1.00 per share. 200,000 shares subject to this warrant were forfeited prior to December 31, 2005.

3.     Warrants:

On November 1, 2005, the registrant issued warrants to purchase 150,000 shares of its common stock to an accredited investor at an exercise price of $1.00 per share.

4.     Options:

On February 1, 2005, the registrant issued and sold an aggregate of 2,500,000 shares of common stock upon the exercise of options issued to certain employees, directors and consultants under the registrant’s 2001 Stock Option Plan at exercise prices ranging from $0.20 to $0.50 per share, for an aggregate consideration of $522,500.

5.     Options:

On February 1, 2005, the registrant issued and sold an aggregate of 1,313,958 shares of common stock upon the exercise of options issued to certain employees, directors and consultants under the registrant’s 2002 Stock Option/Stock Issuance Plan at exercise prices from $0.20 to $0.50 per share, for an aggregate consideration of $334,728.90.

6.     Options:

From February 1, 2005 through July 12, 2007, the registrant issued and sold an aggregate of 502,083 shares of common stock upon the exercise of options issued to certain employees, directors and consultants under the registrant’s 2004 Stock Option/Stock Issuance Plan at exercise prices ranging from $0.25 to $1.00 per share, for an aggregate consideration of $219,583.

7.     Options:

On February 26, 2008, the registrant issued and sold an aggregate of 8,750 shares of common stock upon the exercise of options issued to certain employees, directors and consultants under the registrant’s 2006 Stock Option/Stock Issuance Plan at an exercise price of $2.65 per share, for an aggregate consideration of $23,187.50.

8.     Options:

On April 7, 2008, the registrant issued and sold an aggregate of 5,250 shares of common stock upon the exercise of options issued to certain employees, directors and consultants under the registrant’s 2006 Stock Option/Stock Issuance Plan at an exercise price of $1.00 per share, for an aggregate consideration of $5,250.

9.     Options:

On April 15, 2008, the registrant issued and sold an aggregate of 2,041 shares of common stock upon the exercise of options issued to certain employees, directors and consultants under the registrant’s 2006 Stock Option/Stock Issuance Plan at an exercise price of $2.65 per share, for an aggregate consideration of $5,408.65.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes each transaction was exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof and Regulation D promulgated thereunder, with respect to items (1) and (2) above, as transactions by an issuer not involving a public offering, and Rule 701 promulgated thereunder, with respect to item (3), (4) and (5) above, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

(b)     Since January 1, 2005, the registrant has granted the following options to purchase common stock to its employees, directors and consultants:

1.     On January 16, 2005, the registrant granted stock options covering an aggregate of 170,000 shares of its common stock at an exercise price of $0.25 per share and an aggregate price of $42,500 under the registrant’s 2004 Stock Option/Stock Issuance Plan.

2.     On April 5, 2005, the registrant granted stock options covering an aggregate of 115,000 shares of its common stock at an exercise price of $1.00 per share and an aggregate price of $115,000 under the registrant’s 2002 Stock Option/Stock Issuance Plan.

3.     On October 14, 2005, the registrant granted stock options covering an aggregate of 100,000 shares of its common stock at an exercise price of $1.00 per share and an aggregate price of $100,000 under the registrant’s 2004 Stock Option/Stock Issuance Plan.

4.     On December 15, 2005, the registrant granted stock options covering an aggregate of 71,042 shares of its common stock at an exercise price of $1.00 per share and an aggregate price of $71,042 under the registrant’s 2002 Stock Option/Stock Issuance Plan.

5.     On December 15, 2005, the registrant granted stock options covering an aggregate of 270,000 shares of its common stock at an exercise price of $1.00 per share and an aggregate price of $270,000 under the registrant’s 2004 Stock Option/Stock Issuance Plan.

6.     On December 9, 2006, the registrant granted stock options covering an aggregate of 642,000 shares of its common stock at an exercise price of $2.65 per share and an aggregate price of $1,701,300 under the registrant’s 2006 Stock Option/Stock Issuance Plan.

7.     On June 28, 2007, the registrant granted stock options covering an aggregate of 69,200 shares of its common stock at an exercise price of $5.00 per share and an aggregate price of $346,000 under the registrant’s 2006 Stock Option/Stock Issuance Plan.

8.     On October 1, 2007, the registrant granted stock options covering an aggregate of 6,200 shares of its common stock at an exercise price of $5.00 per share and an aggregate price of $31,000 under the registrant’s 2006 Stock Option/Stock Issuance Plan.

9.     On November 1, 2007, the registrant granted stock options covering an aggregate of 100,200 shares of its common stock at an exercise price of $5.00 per share and an aggregate price of $501,000 under the registrant’s 2006 Stock Option/Stock Issuance Plan.

10.     On November 12, 2007, the registrant granted stock options covering an aggregate of 300 shares of its common stock at an exercise price of $5.00 per share and an aggregate price of $1,500 under the registrant’s 2006 Stock Option/Stock Issuance Plan.

11.     On November 19, 2007, the registrant granted stock options covering an aggregate of 6,000 shares of its common stock at an exercise price of $5.00 per share and an aggregate price of $30,000 under the registrant’s 2006 Stock Option/Stock Issuance Plan.

12.     On January 3, 2008, the registrant granted stock options covering an aggregate of 7,900 shares of its common stock at an exercise price of $5.00 per share and an aggregate price of $39,500 under the registrant’s 2006 Stock Option/Stock Issuance Plan.

13.     On January 21, 2008, the registrant granted stock options covering an aggregate of 300 shares of its common stock at an exercise price of $5.00 per share and an aggregate price of $1,500 under the registrant’s 2006 Stock Option/Stock Issuance Plan.

14.     On January 28, 2008, the registrant granted stock options covering an aggregate of 12,200 shares of its common stock at an exercise price of $5.00 per share and an aggregate price of $61,000 under the registrant’s 2006 Stock Option/Stock Issuance Plan.

15.     On February 25, 2008, the registrant granted stock options covering an aggregate of 55,000 shares of its common stock at an exercise price of $5.00 per share and an aggregate price of $275,000 under the registrant’s 2006 Stock Option/Stock Issuance Plan.

16.     On March 17, 2008, the registrant granted stock options covering an aggregate of 2,000 shares of its common stock at an exercise price of $5.00 per share and an aggregate price of $10,000 under the registrant’s 2006 Stock Option/Stock Issuance Plan.

17.     On March 24, 2008, the registrant granted stock options covering an aggregate of 15,000 shares of its common stock at an exercise price of $5.00 per share and an aggregate price of $75,000 under the registrant’s 2006 Stock Option/Stock Issuance Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes each transaction was exempt from the registration requirements of the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit		Description
1	.1*	Form of Underwriting Agreement
3	.1**	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3	.1.1**	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect upon the completion of this offering
3	.2**	Bylaws of Registrant
3	.2.1**	Amendment to Bylaws of Registrant
3	.2.2**	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of the offering
4	.1*	Specimen Common Stock Certificate of the Registrant
5	.1*	Opinion of Baker & McKenzie LLP
10	.1**	Form of Indemnification Agreement between Registrant and its directors and officers
10	.2**	2001 Stock Option Plan of Registrant and form of Stock Option Agreement thereunder
10	.3**	2002 Stock Option/Stock Issuance Plan of Registrant and forms of Stock Option and Stock Purchase Agreements thereunder
10	.4**	2004 Stock Option/Stock Issuance Plan of Registrant and forms of Stock Option and Stock Purchase Agreements thereunder
10	.5**	2006 Stock Option/Stock Issuance Plan of Registrant and forms of Stock Option and Stock Purchase Agreements thereunder
10	.5.1**	Amendment to 2006 Stock Option/Stock Issuance Plan of Registrant
10	.5.2**	Second Amendment to 2006 Stock Option/Stock Issuance Plan of Registrant
10	.6**	2008 Equity Incentive Plan of Registrant, to be in effect upon the completion of this offering, and form of Stock Option Agreement thereunder
10	.7**	Employment Agreement dated March 1, 2006 between Registrant and G.G. Pique
10	.7.1**	Amendment to Employment Agreement dated January 1, 2008 between Registrant and G.G. Pique
10	.7.2	Amendment to Employment Agreement dated May 28, 2008 between Registrant and G.G. Pique
10	.8**	Employment Agreement dated November 1, 2007 between Registrant and Thomas Willardson
10	.8.1**	Amendment to Employment Agreement dated February 25, 2008 between Registrant and Thomas Willardson
10	.9**	Employment Agreement dated July 1, 2006 between Registrant and Richard Stover
10	.9.1**	Amendment to Employment Agreement dated February 25, 2008 between Registrant and Richard Stover
10	.10**	Employment Agreement dated July 1, 2006 between Registrant and Terrill Sandlin
10	.10.1**	Amendment to Employment Agreement dated February 25, 2008 between Registrant and Terrill Sandlin
10	.11**	Employment Agreement dated July 1, 2006 between Registrant and MariaElena Ross
10	.11.1**	Amendment to Employment Agreement dated February 25, 2008 between Registrant and MariaElena Ross
10	.12**	Independent Contractor Agreement dated January 23, 2008 between Registrant and Darby Engineering LLC
10	.13**	Lease Agreement dated February 28, 2005 between Registrant and 2101 Williams Associates, LLC
10	.13.1**	Amendment to Lease Agreement dated October 3, 2005 between Registrant and 2101 Williams Associates, LLC

10	.13.2**	Second Amendment to Lease Agreement dated January 4, 2006 between Registrant and 2101 Williams Associates, LLC
10	.13.3**	Third Amendment to Lease Agreement dated September 26, 2006 between Registrant and 2101 Williams Associates, LLC
10	.14**	Lease Agreement dated February 15, 2008 between Registrant and Beretta Investment Group
10	.15**	Lease Agreement dated August 7, 2006 between Energy Recovery Iberia, S.L. and REGUS Business Centre
10	.16**	Loan and Security Agreement dated March 27, 2008 between Registrant and Comerica Bank
10	.16.1**	First Modification to Loan and Security Agreement dated March 27, 2008 between Registrant and Comerica Bank
10	.16.2	Second Modification to Loan and Security Agreement dated May 29, 2008 between Registrant and Comerica Bank
21	.1**	List of subsidiaries of Registrant
23.1		Consent of BDO Seidman LLP, Independent Registered Public Accounting Firm
23	.2*	Consent of Baker & McKenzie, LLP (included in Exhibit 5.01)
24	.1**	Power of Attorney (see page II-8 to this registration statement on Form S-1)
99	.1**	Consent of Person About to Become Director, executed by Dominique Trempont
99	.2**	Consent of Person About to Become Director, executed by Paul Cook
99.3		Consent of Finance Scholars Group

*To be filed by amendment.
**Previously filed.

(b) Financial Statement Schedules. The following financial statement schedule is included herewith:

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

		Additions
	Balance at	to Charged
	Beginning of	Costs and		Balance at
Description	Period	Expenses	Deductions	End of Period

Year Ended December 31, 2005
Allowance for doubtful accounts	$46	$104	$—	$150
Reserve for obsolete inventory	20	77	—	97
Income tax valuation allowance	1,395	—	(856)	539
Reserve for patent impairment	—	—	—	—
Warranty reserve	90	161	(141)	110

Year Ended December 31, 2006
Allowance for doubtful accounts	150	80	—	230
Reserve for obsolete inventory	97	30	(72)	55
Income tax valuation allowance	539	—	(539)	—
Reserve for patent impairment	—	—	—	—
Warranty reserve	110	61	(86)	85

Year Ended December 31, 2007
Allowance for doubtful accounts	230	(105)	(4)	121
Reserve for obsolete inventory	55	47	—	102
Income tax valuation allowance	—	—	—	—
Reserve for patent impairment	—	31	—	31
Warranty reserve	85	850	(67)	868

Three Months Ended March 31, 2008
Allowance for doubtful accounts	121	(14)	—	107
Reserve for obsolete inventory	102	20	—	122
Income tax valuation allowance	—	—	—	—
Reserve for patent impairment	31	—	—	31
Warranty reserve	$868	$87	$(9)	$946

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For purposes of determining liability under the Securities Act of 1933 in reliance upon Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements filed in reliance on Rule 430B and other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment number two to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Leandro, State of California, on the 9th day of June, 2008.

ENERGY RECOVERY, INC.

By:	/s/ G.G. PIQUE
G.G. Pique
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment number two to this registration statement has been signed by the following persons in the capacities and on the 9th day of June, 2008.

Signature		Title

/s/ G.G. PIQUE G.G. Pique		President and Chief Executive Officer (Principal Executive Officer)

/s/ THOMAS D. WILLARDSON* Thomas D. Willardson		Chief Financial Officer (Principal Financial Officer)

/s/ MARILYN A. LOBEL* Marilyn A. Lobel		Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)

/s/ HANS PETER MICHELET* Hans Peter Michelet		Executive Chairman

/s/ OLE PETER LORENTZEN* Ole Peter Lorentzen		Director

/s/ ARVE HANSTVEIT* Arve Hanstveit		Director

/s/ PETER DARBY* Peter Darby		Director

/s/ MARIUS SKAUGEN* Marius Skaugen		Director

/s/ FRED OLAV JOHANNESSEN* Fred Olav Johannessen		Director

/s/ JAMES MEDANICH* James Medanich		Director

*By:	/s/ G.G. PIQUE G.G. Pique Attorney-in-Fact

EXHIBIT INDEX

Exhibit		Description
1	.1*	Form of Underwriting Agreement
3	.1**	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3	.1.1**	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect upon the completion of this offering
3	.2**	Bylaws of Registrant
3	.2.1**	Amendment to Bylaws of Registrant
3	.2.2**	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of the offering
4	.1*	Specimen Common Stock Certificate of the Registrant
5	.1*	Opinion of Baker & McKenzie LLP
10	.1**	Form of Indemnification Agreement between Registrant and its directors and officers
10	.2**	2001 Stock Option Plan of Registrant and form of Stock Option Agreement thereunder
10	.3**	2002 Stock Option/Stock Issuance Plan of Registrant and forms of Stock Option and Stock Purchase Agreements thereunder
10	.4**	2004 Stock Option/Stock Issuance Plan of Registrant and forms of Stock Option and Stock Purchase Agreements thereunder
10	.5**	2006 Stock Option/Stock Issuance Plan of Registrant and forms of Stock Option and Stock Purchase Agreements thereunder
10	.5.1**	Amendment to 2006 Stock Option/Stock Issuance Plan of Registrant
10	.5.2**	Second Amendment to 2006 Stock Option/Stock Issuance Plan of Registrant
10	.6**	2008 Equity Incentive Plan of Registrant, to be in effect upon the completion of this offering, and form of Stock Option Agreement thereunder
10	.7**	Employment Agreement dated March 1, 2006 between Registrant and G.G. Pique
10	.7.1**	Amendment to Employment Agreement dated January 1, 2008 between Registrant and G.G. Pique
10	.7.2	Amendment to Employment Agreement dated May 28, 2008 between Registrant and G.G. Pique
10	.8**	Employment Agreement dated November 1, 2007 between Registrant and Thomas Willardson
10	.8.1**	Amendment to Employment Agreement dated February 25, 2008 between Registrant and Thomas Willardson
10	.9**	Employment Agreement dated July 1, 2006 between Registrant and Richard Stover
10	.9.1**	Amendment to Employment Agreement dated February 25, 2008 between Registrant and Richard Stover
10	.10**	Employment Agreement dated July 1, 2006 between Registrant and Terrill Sandlin
10	.10.1**	Amendment to Employment Agreement dated February 25, 2008 between Registrant and Terrill Sandlin
10	.11**	Employment Agreement dated July 1, 2006 between Registrant and MariaElena Ross
10	.11.1**	Amendment to Employment Agreement dated February 25, 2008 between Registrant and MariaElena Ross
10	.12**	Independent Contractor Agreement dated January 23, 2008 between Registrant and Darby Engineering LLC
10	.13**	Lease Agreement dated February 28, 2005 between Registrant and 2101 Williams Associates, LLC
10	.13.1**	Amendment to Lease Agreement dated October 3, 2005 between Registrant and 2101 Williams Associates, LLC

10	.13.2**	Second Amendment to Lease Agreement dated January 4, 2006 between Registrant and 2101 Williams Associates, LLC
10	.13.3**	Third Amendment to Lease Agreement dated September 26, 2006 between Registrant and 2101 Williams Associates, LLC
10	.14**	Lease Agreement dated February 15, 2008 between Registrant and Beretta Investment Group
10	.15**	Lease Agreement dated August 7, 2006 between Energy Recovery Iberia, S.L. and REGUS Business Centre
10	.16**	Loan and Security Agreement dated March 27, 2008 between Registrant and Comerica Bank
10	.16.1**	First Modification to Loan and Security Agreement dated March 27, 2008 between Registrant and Comerica Bank
10	.16.2	Second Modification to Loan and Security Agreement dated May 29, 2008 between Registrant and Comerica Bank
21	.1**	List of subsidiaries of Registrant
23.1		Consent of BDO Seidman LLP, Independent Registered Public Accounting Firm
23	.2*	Consent of Baker & McKenzie, LLP (included in Exhibit 5.01)
24	.1**	Power of Attorney (see page II-8 to this registration statement on Form S-1)
99	.1**	Consent of Person About to Become Director, executed by Dominique Trempont
99	.2**	Consent of Person About to Become Director, executed by Paul Cook
99.3		Consent of Finance Scholars Group

*To be filed by amendment.
**Previously filed.